Exhibit 2.1

Confidential

AGREEMENT AND PLAN OF MERGER

by and among

NVIDIA INTERNATIONAL HOLDINGS INC.,

TEAL BARVAZ LTD.,

NVIDIA CORPORATION

and

MELLANOX TECHNOLOGIES, LTD.

dated as of

March 10, 2019

i

ii

SCHEDULES

SCHEDULE 1.1	Company Knowledge Persons
SCHEDULE 1.2	Parent Knowledge Persons
SCHEDULE 1.3	Specified Antitrust Authorities
SCHEDULE 3.5(b)	Form of IIA Undertaking
SCHEDULE 5.1	Conduct of Business by the Company Pending the Closing
SCHEDULE 5.3	Company Special Meeting
SCHEDULE 6.2(g)	Antitrust Remedies

EXHIBITS

EXHIBIT A	Form of Voting Agreement

iii

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (hereinafter referred to as this “Agreement”), dated March 10, 2019, is by and among NVIDIA International Holdings Inc., a Delaware corporation (“Parent”), Teal Barvaz Ltd., a company organized under the laws of the State of Israel and a wholly owned subsidiary of Parent (“Merger Sub”), NVIDIA Corporation, a Delaware corporation (“Guarantor”), and Mellanox Technologies, Ltd, a company organized under the laws of the State of Israel (the “Company”). All capitalized terms used in this Agreement shall have the meanings ascribed to such terms in Section 9.5 or as otherwise defined elsewhere in this Agreement unless the context clearly provides otherwise. Parent, Merger Sub and the Company are each sometimes referred to herein as a “Party” and collectively as the “Parties.”

RECITALS

WHEREAS, the Parties wish to effect a merger of Merger Sub with and into the Company, with the Company being the surviving entity (the “Merger”) on the terms and subject to the conditions set forth in this Agreement and in accordance with the provisions of Sections 314-327 of the Companies Law 5759-1999 of the State of Israel (together with the rules and regulations promulgated thereunder, the “ICL”), following which Merger Sub will cease to exist, and the Company will become a wholly-owned subsidiary of Parent, on the terms and subject to the conditions set forth in this Agreement;

WHEREAS, in connection with the Merger, each ordinary share, par value NIS 0.0175 per share, of the Company (the “Company Shares”) issued and outstanding immediately prior to the Effective Time will be automatically converted into the right to receive the Per Share Merger Consideration upon the terms and conditions set forth in this Agreement and in accordance with the ICL;

WHEREAS, the board of directors of the Company (the “Company Board of Directors”) has, on the terms and subject to the conditions set forth herein, determined that this Agreement and the transactions contemplated hereby, including the Merger (the “Transactions”), are fair to, and in the best interests of, the Company and its shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors;

WHEREAS, the Company Board of Directors has adopted resolutions approving the Merger, the execution of this Agreement and the consummation of the Transactions and recommending that the Company’s shareholders approve the Merger, this Agreement and the consummation of the Transactions (the “Company Board Recommendation”);

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”) has, on the terms and subject to the conditions set forth herein, determined that this Agreement and the Transactions are fair to, and in the best interests of, Parent and its stockholders;

WHEREAS, the Parent Board of Directors has adopted resolutions approving the Merger, the execution of this Agreement and the consummation of the Transactions;

WHEREAS, the board of directors of Merger Sub (the “Merger Sub Board of Directors”) has, on the terms and subject to the conditions set forth herein, (i) determined that this Agreement and the Transactions are fair to, and in the best interests of, Merger Sub and its sole shareholder, (ii) approved the Merger, the execution of this Agreement and the consummation of the Transactions, (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors and (iv) resolved to recommend that the sole shareholder of Merger Sub approve the Merger, this Agreement and the consummation of the Transactions;

WHEREAS, simultaneously with the execution and delivery of this Agreement and following the recommendation of the Merger Sub Board of Directors, the sole shareholder of Merger Sub has approved the Merger, the execution of this Agreement and the consummation of the Transactions;

WHEREAS, simultaneously with the execution and delivery of this Agreement and as an inducement to Parent’s willingness to enter into this Agreement, the Chief Executive Officer of the Company and an affiliated entity are executing a voting and support agreement in favor of Parent in the form attached hereto as Exhibit A; and

WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also prescribe various conditions to the Merger.

NOW, THEREFORE, in consideration of the mutual covenants and agreements contained in this Agreement and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged, and upon the terms and subject to the conditions set forth herein, the Parties agree as follows:

AGREEMENT

ARTICLE I.

THE MERGER

Section 1.1 The Merger. Upon the terms and subject to the satisfaction or waiver of the conditions set forth in this Agreement, and in accordance with the ICL, at the Effective Time, Merger Sub (as the target company (Chevrat Ha’Ya’ad) in the Merger) will be merged with and into the Company (as the absorbing company (HaChevra Ha’Koletet) in the Merger), whereupon the separate existence of Merger Sub will cease, with the Company surviving the Merger (the Company, as the surviving entity in the Merger, sometimes being referred to herein as the “Surviving Company”), such that following the Merger, the Surviving Company will (a) be a wholly owned subsidiary of Parent, (b) continue to be governed by the laws of the State of Israel, and (c) succeed to and assume all of the rights, properties and obligations of Merger Sub and the Company in accordance with the ICL.

Section 1.2 Closing. Unless another date or place is agreed to in writing by the Company and Parent, the closing of the Merger (the “Closing”) will take place at 9:00 a.m., local time, at the offices of Herzog, Fox & Neeman, Asia House, 4 Weizman St., Tel Aviv 6423904, Israel, on the third (3rd) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), unless another date or place is agreed to in writing by the Company and Parent. The date on which the Closing actually takes place is referred to as the “Closing Date.”

Section 1.3 Effective Time. As soon as practicable after the determination of the date on which the Closing is to take place, each of the Company and Merger Sub shall (and Parent shall cause Merger Sub to), in coordination with each other, deliver to the Companies Registrar of the Israeli Corporations Authority (the “Companies Registrar”) a notice (the “Merger Notice”) of the contemplated Merger and the proposed date on which the Companies Registrar is requested to issue a certificate evidencing the Merger in accordance with Section 323(5) of the ICL (the “Certificate of Merger”) after notice that the Closing has occurred is served to the Companies Registrar, which the Parties shall deliver promptly following the Closing. The Merger will become effective upon the issuance by the Companies Registrar of the Certificate of Merger in accordance with Section 323(5) of the ICL (the time at which the Merger becomes effective is referred to herein as the “Effective Time”).

Section 1.4 Effect of the Merger. The Merger shall have the effects set forth in the ICL and this Agreement. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, by virtue of, and simultaneously with, the Merger and without any further action on the part of Parent, Merger Sub, the Company or any Company Shareholder, (a) Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the Surviving Company, (b) all the properties, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Company, (c) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Company, and (d) all the rights, privileges, immunities, powers and franchises of the Company (as the Surviving Company) shall continue unaffected by the Merger in accordance with the ICL.

Section 1.5 Articles of Association. Subject to Section 6.4, at the Effective Time, the articles of association of Merger Sub, as in effect immediately prior to the Effective Time, shall be the articles of association of the Surviving Company, until such articles of association are thereafter duly changed or amended as provided therein or by applicable Law.

Section 1.6 Officers and Directors of the Surviving Company. The Parties shall take all actions necessary so that from and after the Effective Time, the individuals designated by Parent no later than ten (10) days prior to the Closing Date shall become the officers and directors of the Surviving Company, until their respective successors have been duly elected, designated or qualified, or until their earlier death, resignation or removal in accordance with the articles of association of the Surviving Company.

ARTICLE II.

TREATMENT OF SECURITIES

Section 2.1 Treatment of Securities.

(a) Treatment of Company Shares. At the Effective Time, by virtue of the Merger and without any action on the part of the Parties or holders of any securities of the Company or of Merger Sub, subject to Section 2.1(d) and except as provided in Section 2.1(b), each Company Share issued and outstanding immediately prior to the Effective Time (other than Company Shares to remain outstanding in accordance with Section 2.1(b)) shall be deemed to have been transferred to Parent in exchange for the right to receive an amount in cash equal to $125.00 (the “Per Share Merger Consideration”), in each case, payable as provided in Section 2.2. From and after the Effective Time, (a) except as provided in Section 2.1(b), the holders of all Company Shares issued and outstanding immediately prior to the Effective Time (including all uncertificated Company Shares represented by book-entry form (“Book-Entry Shares”) and each certificate that, immediately prior to the Effective Time, represented any such Company Shares (each, a “Certificate”)) shall cease to have any rights with respect thereto, except the right to receive the Per Share Merger Consideration applicable to such Company Shares, and (b) the share transfer books of the Company shall be closed with respect to all Company Shares outstanding and no further transfer of any such Company Shares shall be made on such share transfer books after the Effective Time.

(b) Company Shares held by Company, Company Subsidiary, Parent or Merger Sub. At the Effective Time, all Company Shares owned by the Company, any Company Subsidiary, Parent, Merger Sub or by any of their respective Subsidiaries or held in the Company’s treasury shall remain outstanding and no Per Share Merger Consideration or any other consideration shall be delivered in exchange therefor.

(c) Treatment of Merger Sub Share Capital. At the Effective Time, each ordinary share, par value one (1) Israeli Agora (NIS 0.01) per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically and without further action converted into and become one (1) validly issued, fully paid and nonassessable ordinary share, par value NIS 0.0175 per share, of the Surviving Company and all such ordinary shares shall constitute the only outstanding share capital of the Surviving Company. Each certificate evidencing ownership of such shares of Merger Sub immediately prior to the Effective Time shall, as of the Effective Time, evidence ownership of such shares of Surviving Company.

(d) Adjustment. If at any time during the period between the date of this Agreement and the Effective Time, any change in the outstanding shares of capital stock, or securities convertible or exchangeable into or exercisable for Company Shares shall occur as a result of any merger, business combination, reclassification, recapitalization, stock split (including a reverse stock split) or subdivision or combination, exchange or readjustment of shares, or any share dividend or share distribution with a record date during such period, the Per Share Merger Consideration, the Exchange Ratio and any other similarly dependent items shall be equitably adjusted, without duplication, to reflect such change; provided that nothing in this Section 2.1(d) shall be construed to permit the Company to take any action with respect to its securities that is prohibited by the terms of this Agreement.

Section 2.2 Payment for Company Shares; Surrender of Certificates.

(a) Payments with respect to Company Shares (other than Section 102 Shares). On or prior to the Effective Time, Parent or Merger Sub shall (i) designate a bank or trust company reasonably acceptable to the Company to act as the exchange agent in connection with the Merger (the “Exchange Agent”) and (ii) to the extent necessary in light of the provisions of the Withholding Tax Ruling, an information agent reasonably acceptable to the Company (the “Information Agent”) to assist in obtaining any requisite residency certificate and/or other declaration for Israeli Tax withholding purposes and/or a Valid Tax Certificate, as applicable, and, in connection therewith, shall enter into agreements with the Exchange Agent and the Information Agent in a form reasonably satisfactory to the Company. The Exchange Agent shall also act as the agent for the holders of Company Shares for the purpose of receiving and holding their Certificates and Book-Entry Shares and shall obtain no rights or interests in the shares represented thereby. At the Closing, Parent or Merger Sub shall initiate, or shall cause to be initiated, a wire transfer to deposit, or cause to be deposited, with the Exchange Agent, cash in immediately available funds in an amount sufficient to pay the aggregate amount of Per Share Merger Consideration (other than consideration to be paid with respect to Section 102 Shares, which payment shall be substantially concurrently transferred directly to the 102 Trustee) (the “Exchange Fund”), in each case, for the sole benefit of the holders of Company Shares (other than the holders of Section 102 Shares), which funds shall be deposited with the Exchange Agent in any event within two (2) Business Days after the Effective Time. In the event that the Exchange Fund shall be insufficient to pay the aggregate amount of all Per Share Merger Consideration due to the Company Shareholders (other than the holders of Section 102 Shares), Parent shall, or shall cause Merger Sub to, promptly deposit additional funds with the Exchange Agent in an amount which is equal to the deficiency in the amount required to make such payment. Parent shall cause the Exchange Agent to make, and the Exchange Agent shall make, pursuant to irrevocable instructions, delivery of the Per Share Merger Consideration out of the Exchange Fund in accordance with this Agreement. The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement. The Exchange Fund shall be invested by the Exchange Agent as reasonably directed by Parent; provided, however, that no such investment or loss thereon shall relieve Parent or the Exchange Agent from making the payments required by this Agreement, including the obligation to deposit additional funds with the Exchange Agent to cover any deficiency in the Exchange Fund, nor shall it affect the amounts payable to holders of a Certificate or Book-Entry Share pursuant to this Article II. Upon release of the Exchange Fund to Parent, or Parent’s earlier request, any interest and other income resulting from such investments shall be paid to Parent or the Surviving Company (at the election of Parent) which shall bear, in either case, any taxes applicable in connection with any such interest or other income.

(b) Payments with respect to Section 102 Shares. At the Closing, Parent or Merger Sub shall initiate, or shall cause to be initiated, a wire transfer to deposit the aggregate Per Share Merger Consideration payable with respect to the Section 102 Shares to the 102 Trustee, on behalf of holders of Section 102 Shares, in accordance with Section 102 and the Options Tax Ruling, if obtained (the “Section 102 Share Consideration”), which funds shall be deposited with the 102 trustee in any event within two (2) Business Days after the Effective Time. The Section 102 Share Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Options Tax Ruling, if obtained.

(c) Procedures for Surrender. As soon as reasonably practicable after the Effective Time, Parent shall, and shall cause the Surviving Company to, cause the Exchange Agent to mail to each holder of record of a Certificate or Book-Entry Share as of the Effective Time and whose Company Shares were exchanged pursuant to Section 2.1 into the right to receive the Per Share Merger Consideration (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificate shall pass, only upon delivery of the Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(e)) or Book-Entry Share, as applicable, to the Exchange Agent and shall be in such customary form as Parent may reasonably specify and (ii) instructions for effecting the surrender of the Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(e)) or Book-Entry Share in exchange for payment of the Per Share Merger Consideration pursuant to Section 2.1, and (iii) a declaration and/or Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) in which the beneficial owner of a Company Share provides certain information necessary for Parent or the Exchange Agent or the Information Agent, as applicable, to determine whether any amounts need to be withheld from the consideration payable to such beneficial owner hereunder pursuant to the terms of the Ordinance (in each case, subject to the terms of the Withholding Tax Ruling, if obtained, the Code, or any provision of applicable Law). Subject to the Withholding Tax Ruling, upon surrender of a Certificate (or an affidavit of loss in lieu thereof) or Book-Entry Share for cancellation to the Exchange Agent, together with such letter of transmittal and declaration for Tax withholding purposes and/or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), in each case, duly completed and validly executed in accordance with the respective instructions thereto, Parent shall pay or cause the Exchange Agent to pay to the holder of such Certificate or Book-Entry Share in exchange therefor the applicable Per Share Merger Consideration pursuant to the provisions of this Article II for each Company Share formerly represented by such Certificate or Book-Entry Share, promptly (subject to the delay of up to three hundred sixty-five days contemplated by Section 2.4) following the later to occur of (x) the Effective Time or (y) the Exchange Agent’s receipt of such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(e)) or Book-Entry Share and Valid Tax Certificate, and the Certificate (or affidavit of loss in lieu thereof) or Book-Entry Share so surrendered shall be forthwith cancelled. The Exchange Agent shall accept such Certificate (or affidavit of loss in lieu thereof as provided in Section 2.2(e)) or Book-Entry Share upon compliance with such reasonable terms and conditions as the Exchange Agent may impose to effect an orderly exchange thereof in accordance with normal exchange practices. If payment of the Per Share Merger Consideration is to be made to a Person other than the Person in whose name the surrendered Certificate is registered, it shall be a condition precedent of payment that (A) the Certificate so surrendered shall be properly endorsed or shall be otherwise in proper form for transfer and (B) the Person requesting such payment shall have paid any transfer and other similar Taxes required by reason of the payment of the Per Share Merger Consideration to a Person other than the registered holder of the Certificate surrendered or shall have established to the satisfaction of the Surviving Company that such Tax either has been paid or is not required to be paid. Payment of the applicable Per Share Merger Consideration with respect to a Book-Entry Share shall only be made to the Person in whose name such Book-Entry Share is registered. Until surrendered as contemplated by this Section 2.2, each Certificate and Book-Entry Share shall be deemed at any time after the Effective Time to represent only the right to receive the applicable Per Share Merger Consideration as contemplated by this Article II, without interest thereon.

(d) Transfer Books; No Further Ownership Rights in Company Shares. At the Effective Time, the stock transfer books or ledger of the Company shall be closed and thereafter there shall be no further registration of transfers of Company Shares on the records of the Company. From and after the Effective Time, the holder of a Certificate or Book-Entry Share outstanding immediately prior to the Effective Time shall cease to have any rights with respect to the Company Shares represented thereby except as otherwise provided for herein or by applicable Law. If, after the Effective Time, a Certificate or Book-Entry Share is presented to the Surviving Company for any reason, it shall be cancelled and exchanged as provided in this Agreement.

(e) Termination of Exchange Fund; No Liability. Unless otherwise determined in the Withholding Tax Ruling, at any time following twelve (12) months after the Effective Time, Parent shall be entitled to require the Exchange Agent to deliver to it any funds (including any interest received with respect thereto) remaining in the Exchange Fund that have not been disbursed, or for which disbursement is pending subject only to the Exchange Agent’s routine administrative procedures, to holders of a Certificate or Book-Entry Share, and thereafter such holders shall be entitled to look only to the Surviving Company and Parent (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the applicable Per Share Merger Consideration, payable upon due surrender of their Certificate or Book-Entry Share and compliance with the procedures in Section 2.2(b) (with Parent acting as the Exchange Agent), without any interest thereon. Notwithstanding the foregoing, none of the Surviving Company, Parent, Merger Sub, or the Exchange Agent shall be liable to any holder of a Certificate or Book-Entry Share for any Per Share Merger Consideration, dividends, or other amounts properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar applicable Law.

(f) Lost, Stolen or Destroyed Certificates. In the event that any Certificate shall have been lost, stolen or destroyed, Parent shall issue or cause the Exchange Agent to issue, in exchange for such lost, stolen or destroyed Certificate, upon the making of an affidavit of that fact by the holder thereof (such affidavit to be in a form reasonably satisfactory to Parent and the Exchange Agent), the Per Share Merger Consideration payable in respect thereof pursuant to Section 2.1 hereof; provided, however, that Parent or the Exchange Agent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificate to deliver a bond in such reasonable and customary amount as Parent or the Exchange Agent may direct as indemnity against any claim that may be made against Parent, Merger Sub or the Exchange Agent with respect to the Certificate alleged to have been lost, stolen or destroyed.

Section 2.3 Treatment of Company Equity Awards and Company ESPP.

(a) Company Options. At the Effective Time, each option to purchase Company Shares granted by the Company (a “Company Option”) that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested and without any action on the part of Parent, Merger Sub, the Company, the holder of such Company Option or any other Person, will be cancelled and converted at the Effective Time into the right to receive from the Surviving Company an amount in cash equal to the product of (x) the number of Company Shares subject to such Company Option, and (y) the excess, if any, of the Per Share Merger Consideration over the applicable per share exercise price under such Company Option (the “Option Consideration”). Notwithstanding the foregoing, each Company Option that is outstanding and unexercised as of the Effective Time with a per share exercise price that is equal to or greater than the Per Share Merger Consideration, if any, will, as of the Effective Time, be canceled without the payment of any consideration therefor.

(b) Cashed-Out Company RSUs. At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time and either (i) has fully vested as of immediately prior to the Effective Time in accordance with its terms as in effect on the date of this Agreement, but has not been settled in Company Shares prior to the Effective Time or (ii) is held by a member of the Company Board of Directors that is not an employee of the Company or a Company Subsidiary (whether vested or unvested) (each, a “Cashed-Out Company RSU”), shall without any action on the part of Parent, Merger Sub, the Company, the holder of such Company RSU or any other Person, be canceled and converted at the Effective Time into the right of the holder to receive from the Surviving Company immediately following the Effective Time an amount in cash equal to the product of (x) the number of Company Shares subject to such Company RSU, and (y) the Per Share Merger Consideration.

(c) Assumed Company RSUs. At the Effective Time, each Company RSU that is outstanding immediately prior to the Effective Time and is not a Cashed-Out Company RSU will be assumed by Guarantor and converted automatically at the Effective Time into a restricted stock unit covering common shares of Guarantor having, except to the extent required to be modified under applicable Laws, substantially the same terms and conditions as the Company RSU, including the applicable vesting schedule and payment timing as in effect on the date of this Agreement (each, an “Assumed RSU”), except that (i) each such Assumed RSU will entitle the holder, upon settlement, to that number of whole common shares of Guarantor equal to the product of (A) the number of Company Shares that were issuable with regard to such Company RSU immediately prior to the Effective Time, multiplied by (B) a fraction (such ratio, the “Exchange Ratio”), the numerator of which is the Per Share Merger Consideration and the denominator of which is the volume weighted average price for a common share of Guarantor on NASDAQ, calculated to four decimal places and determined without regard to after-hours trading or any other trading outside of the regular trading session trading hours, for the ten (10) consecutive trading days ending on the third complete trading day prior to (and excluding) the Closing Date, as reported by Bloomberg, L.P., and rounding such product down to the nearest whole number of common shares of Guarantor, and (ii) all references to the “Company” in the applicable Company Equity Plans and the Company RSU award agreements will be references to Guarantor.

(d) Assumed Company PSUs. At the Effective Time, the level at which the performance goals are satisfied with respect to each Company PSU that is outstanding immediately prior to the Effective Time shall be determined by the Compensation Committee of the Company Board of Directors and approved by the Company Board of Directors in accordance with its terms, which number shall equal the greater of (i) the target number of Company PSUs set forth in the applicable Company PSU grant notice and (ii) such number determined based on the Company’s actual achievement of the applicable performance goals as of the Closing Date (determined in accordance with the applicable Company PSU award agreement) and as reasonably agreed to by Parent (such final amount, the “Performance Satisfied PSUs”). The resulting Performance

Satisfied PSUs shall be assumed by Guarantor and converted automatically at the Effective Time into a restricted stock unit covering common shares of Guarantor having, except to the extent required to be modified under applicable Laws, substantially the same terms and conditions as the Company PSU, other than the performance goals, including the applicable time-based vesting schedule as in effect on the date of this Agreement (each, an “Assumed PSU”), except that (A) each such Assumed PSU shall entitle the holder, upon settlement, to that number of whole common shares of Guarantor equal to the product of (x) the number of Company Shares that were issuable with regard to the Performance Satisfied PSUs, multiplied by (y) the Exchange Ratio, and (B) all references to the “Company” in the applicable Company Equity Plans and the Company PSU award agreements shall be references to Guarantor.

(e) Company ESPP. With respect to the Company ESPP, the Company will take all actions reasonably necessary to provide that:

(i) on a date determined by the Company Board of Directors that is no later than three (3) Business Days prior to the Effective Time, the outstanding “Offering Period” (as defined in the Company ESPP) that is in progress on such date shall terminate and be the final Offering Period under the Company ESPP;

(ii) the accumulated payroll deductions of each participant under the Company ESPP will be used to purchase Company Shares on the earlier of (x) the scheduled purchase date for the final Offering Period and (y) the date that is not less than three (3) Business Days prior to the Effective Time (with any participant payroll contributions not applied to the purchase of shares returned to the participant) (the “Final Purchase Date”); and

(iii) the Company ESPP shall terminate as of immediately prior to the Effective Time. Any Company Shares acquired under the Company ESPP prior to or on the Final Purchase Date will be treated as outstanding Company Shares for purposes of Section 2.1.

(f) Payments with respect to Company Options and Cashed-Out Company RSUs. Promptly, but in any event within five (5) Business Days after the Effective Time, Parent shall cause:

(i) the transfer of the aggregate amount of funds payable with respect to Company Options and Cashed-Out Company RSUs that are Section 102 Awards to the 102 Trustee, on behalf of holders of Section 102 Awards, in accordance with Section 102 and the Options Tax Ruling, if obtained (the “Section 102 Award Consideration”). The Section 102 Award Consideration shall be held in trust by the 102 Trustee pursuant to the applicable provisions of Section 102 and the Options Tax Ruling, if obtained, and shall be released by the 102 Trustee, together with any interest earned thereon by virtue of the investment of such amounts by the 102 Trustee, in accordance with the terms and conditions of Section 102 and the Options Tax Ruling, if obtained; and

(ii) the deposit of the aggregate amount of funds payable with respect to Company Options and Cashed-Out Company RSUs (in each case, other than Section 102 Awards) with the Company at one or more accounts designated by the Company prior to Closing for the benefit of the holders of Company Options and Cashed-Out Company RSUs (in each case, other than Section 102 Awards), which amounts shall be paid by the Company to the respective holders thereof through the Company’s payroll systems, subject to applicable withholdings, promptly following the Closing.

Notwithstanding the foregoing, in the event that any Company Option or Cashed-Out Company RSU is subject to Section 409A of the Code, the payment of the amount of cash with respect thereto shall be delayed and paid in accordance with the timing requirements of the definitive grant agreement related to such award, to the extent necessary to comply with Section 409A of the Code.

(g) Parties’ Obligations. As soon as reasonably practicable following the date of this Agreement, the Company, Merger Sub, Guarantor and Parent will take all actions and adopt such resolutions as may be required to provide for the treatment of the Company Equity Awards and outstanding purchase rights under the Company ESPP in the manner contemplated by this Section 2.3. Without limiting the foregoing, the Company will cause resolutions to be adopted in respect of the Company RSUs and Company PSUs that acknowledge that Section 2.3(c) and Section 2.3(d) provide for an assumption or substitution of the Company RSUs and the Company PSUs in accordance with Section 11.2 of the Company’s Third Amended and Restated Global Share Incentive Plan (2006).

(h) Parent’s Obligations. Parent shall, or shall cause the Surviving Company to, make the payments due under Section 2.3 and Parent shall take all actions necessary to ensure that, if applicable, the Surviving Company and the 102 Trustee have cash sufficient to satisfy the payment obligations set forth in this Section 2.3, including, to the extent necessary, depositing with the Surviving Company and the 102 Trustee the amounts due under this Section 2.3. Promptly following the Closing Date, Parent will file an appropriate Registration Statement on Form S-8 or other appropriate form with respect to the offering of common shares of Parent issuable upon vesting of the Assumed RSUs and Assumed PSUs.

(i) Guarantor Obligations. Promptly following the Closing Date, Guarantor will file an appropriate Registration Statement on Form S-8 or other appropriate form with respect to the offering of common shares of Guarantor issuable upon vesting of the Assumed RSUs and Assumed PSUs and shall file a request with the Israel Securities Authority for an exemption from prospectus requirements pursuant to Section 15D of the Israeli Securities Law 1968, with respect to such offering. Subject to the receipt of the Options Tax Ruling, Guarantor shall use all reasonable commercial efforts in order to maintain the tax beneficial treatment of the Assumed RSUs and Assumed PSUs which are Section 102 Awards pursuant to Section 102(b)(3) of the Ordinance. Guarantor shall use reasonable best efforts to keep such Form S-8 effective for as long as the Assumed RSUs and Assumed PSUs remain outstanding.

(j) After the Effective Time, no holder of a Company Equity Award or purchase right under the Company ESPP will have any right to acquire any Company Shares.

Section 2.4 Withholding. Parent, Merger Sub, the Surviving Company, the 102 Trustee, the Exchange Agent and any other third-party paying agent (each a “Payor”) shall each be entitled to deduct and withhold, or cause to be deducted and withheld, from any consideration otherwise payable pursuant to this Agreement, any amounts that Parent or (if the Withholding Tax Ruling imposes responsibility for withholding solely on the Exchange Agent) the Exchange Agent reasonably determine are required to be withheld or deducted with respect to such consideration under the Withholding Tax Ruling and the Options Tax Ruling, if obtained, the Code, the Ordinance or any applicable provisions of Israeli Tax Law or any applicable provision of non-Israeli Tax Law. To the extent that amounts are so withheld and timely remitted to the appropriate Governmental Authority, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of whom such deduction and withholding was made. Notwithstanding the provisions of this Agreement relating to the timing of payment of consideration, and subject to any other provision to the contrary in the Withholding Tax Ruling, with respect to the payment of consideration that would be subject to withholding of Israeli Taxes, the consideration otherwise payable to each Company Shareholder pursuant to this Agreement (other than holders of Section 102 Shares) shall, unless Parent or Exchange Agent is otherwise instructed explicitly by the ITA, be retained by the Exchange Agent for the benefit of each such Company Shareholder for a period of up to three hundred and sixty five (365) days from Closing (the “Withholding Drop Date”), and until the Withholding Drop Date no Payor shall make any such payments to any Company Shareholder and withhold any amounts for Israeli Taxes from the payment deliverable pursuant to this Agreement, except as provided below and during which time each Company Shareholder may seek to obtain a Valid Tax Certificate. If a Company Shareholder delivers, no later than three (3) Business Days prior to the Withholding Drop Date a declaration for Israeli Tax withholding purposes or a Valid Tax Certificate to a Payor (or such other forms as are required under any applicable Tax Law) all in accordance with Section 2.2(c)(iii), then the Per Share Merger Consideration due to such Company Shareholder shall be paid to such Company Shareholder, subject to any non-Israeli withholding which is applicable to the payment, and the deduction and withholding of any Israeli Taxes shall be made only in accordance with the declaration for Israeli Tax withholding purposes or the Valid Tax Certificate. Subject to the Withholding Tax Ruling, if any Company Shareholder (i) does not provide Payor with a declaration for Israeli Tax withholding purposes or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law), by no later than three (3) Business Days before the Withholding Drop Date, or (ii) submits a written request with Payor to release such Person’s applicable consideration prior to the Withholding Drop Date but fails to submit a declaration for Israeli Tax withholding purposes or a Valid Tax Certificate (or such other forms as are required under any applicable Tax Law) at or before such time, then the amount to be withheld from such consideration shall be calculated according to the applicable withholding rate as reasonably determined by the Parent or (if the Withholding Tax Ruling imposes responsibility for withholding solely on the Exchange Agent) by the Exchange Agent. If so provided in the Withholding Tax Ruling, any withholding made in New Israeli Shekels with respect to payments made hereunder in Dollars shall be calculated based on a conversion rate on the date the payment is actually made to any recipient and any currency conversion commissions will be borne by the applicable payment recipient and deducted from payments to be made to such payment recipient.

Section 2.5 Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Company will be authorized to execute and deliver, in the name and on behalf of the Company, Merger Sub or otherwise, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of the Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Company any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Company as a result of, or in connection with, the Merger.

ARTICLE III.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as disclosed in (i) the reports, schedules, forms, statements and other documents filed by the Company with the SEC or furnished by the Company to the SEC since December 31, 2016 and prior to the date of this Agreement (excluding any forward looking disclosures or “risk factors” set forth therein, in each case, to the extent that such statements are predictive, cautionary, protective or forward-looking in nature) or (ii) the correspondingly numbered Section of the disclosure letter delivered by the Company to Parent and Merger Sub concurrent with the execution of this Agreement (the “Company Disclosure Letter”) (it being agreed that disclosure of any item in any section or subsection of the Company Disclosure Letter shall be deemed disclosure with respect to any other Section or subsection of this Agreement to which the relevance of such item is reasonably apparent on the face of such disclosure), the Company represents and warrants to Parent and Merger Sub as set forth below in this Article III.

Section 3.1 Qualification, Organization, Subsidiaries, etc.

(a) The Company is a corporation duly organized and validly existing under the Laws of the State of Israel and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. The Company is in good standing (to the extent such concept is recognized under applicable Law) in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as set forth on Section 3.1(b) of the Company Disclosure Letter, each Subsidiary of the Company (each, a “Company Subsidiary”) is a direct, or indirect, wholly owned Subsidiary of the Company. Each Company Subsidiary is duly organized, validly existing and, to the extent applicable, in good standing under the Laws of the jurisdiction of its organization and has the requisite power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted, except when the failure to be so duly organized, validly existing, in good standing or have such power and authority would not have, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth on Section 3.1(b) of the Company Disclosure Letter, the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any Person, excluding securities in any publicly traded company held for investment and comprising less than 2% of the outstanding stock of such company.

Section 3.2 Articles of Association. The Company has made available to Parent a complete and correct copy of its articles of association (as amended to date, the “Articles of Association”) and the Charter Documents of each Company Subsidiary that is a “significant subsidiary” (as defined in Rule 1-02(w) of Regulation S-X of the SEC). Such Articles of Association and Charter Documents are in full force and effect. Neither the Company nor any Company Subsidiary is in material violation of any of the provisions of its Articles of Association or Charter Documents.

Section 3.3 Capitalization.

(a) The registered (authorized) share capital of the Company is NIS 3,500,000 divided into 200,000,000 Company Shares. All outstanding Company Shares are validly issued, fully paid and nonassessable and are issued free of any preemptive rights or any similar right under any provision of the ICL. All Company Shares subject to issuance upon the exercise, vesting or conversion of any convertible security will, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, be duly authorized, validly issued, fully paid and nonassessable and free of any preemptive rights or any similar right under any provision of the ICL.

(b) As of the close of business on March 7, 2019 (the “Capitalization Date”):

(i) 54,515,916 Company Shares were issued and outstanding;

(ii) No Company Shares were held by any Company Subsidiary;

(iii) No Company Shares were held in the treasury of the Company;

(iv) 332,332 Company Shares were subject to outstanding Company Options;

(v) 3,902,447 Company Shares were issuable pursuant to outstanding Company RSUs;

(vi) up to a maximum of 63,000 Company Shares were issuable pursuant to outstanding Company PSUs; and

(vii) up to a maximum of 124,346 Company Shares were subject to outstanding purchase rights under the Company ESPP.

(c) Section 3.3(c) of the Company Disclosure Letter lists (i) each Company Option, Company RSU and Company PSU outstanding as of the Capitalization Date, (ii) the Company Equity Plan under which such Company Option, Company RSU or Company PSU was issued, (iii) whether such Company Option, Company RSU or Company PSU is currently intended to qualify as a nonqualified stock option or incentive stock option pursuant to the Code, or otherwise, (iv) whether such Company Option, Company RSU or Company PSU represents “nonqualified deferred compensation” that is not exempt from the requirements of Section 409A of the Code, (v) the name of the holder thereof, the country in which the holder thereof provides services to the Company or any Company Subsidiary, the grant date, expiration date, the number of Company Shares issuable thereunder, the exercise price, the applicable vesting schedule (including whether such Company Equity Award is subject to any double trigger vesting or other accelerated vesting), (vi) whether each such Company Option, Company RSU or Company PSU is a Section 102 Award, and (vii) for Section 102 Awards the date of deposit of such Section 102 Awards with the 102 Trustee.

(d) Except for changes since the date specified in Section 3.3(b) resulting from the exercise of Company Options, the exercise of purchase rights under the Company ESPP, the vesting and settlement of Company RSUs outstanding on such date or actions taken after the date of this Agreement in compliance with this Agreement, neither the Company nor any Company Subsidiary has issued or is subject to any (i) options, warrants or other rights, Contracts, arrangements or commitments of any character relating to the issued or unissued share capital of the Company or any Company Subsidiary or obligating the Company or any Company Subsidiary to issue, grant or sell any shares of, or other equity interests in, the Company or any Company Subsidiary, (ii) shares of, or other voting securities or ownership interests in, the Company, (iii) shares of, or other voting securities or other ownership interests in, any Company Subsidiary, or (iv) restricted shares, restricted share units, stock appreciation rights, performance shares, contingent value rights, “phantom” stock or similar securities or rights that are derivative of or provide economic benefits based, directly or indirectly, on the value or price of any shares or other voting securities (including any bonds, debentures, notes or other Indebtedness having voting rights or convertible into securities having voting rights) or ownership interests in the Company or any Company Subsidiary (the items in clauses (i) through (iii) being referred to collectively as the “Company Securities”), other than as described in Section 3.3(b).

(e) There are no voting trusts or other Contracts to which the Company or any Company Subsidiary is a party or, to the knowledge of the Company to which any other Person is a party, with respect to the voting or registration of any shares of, or other equity interest in, the Company or any Company Subsidiary, or restricting any Person from selling, pledging or otherwise disposing of any Company Shares. There is no shareholder rights plan or similar plan such as a “poison pill” to which the Company or any Company Subsidiary is a party.

(f) There are no outstanding contractual obligations of the Company or any Company Subsidiary to repurchase, redeem or otherwise acquire any Company Shares or any other Company Securities or any shares of any Company Subsidiary or to provide funds to, or make any investment (in the form of a loan, capital contribution or otherwise) in, any Company Subsidiary or any other Person. Each outstanding share of each Company Subsidiary is duly authorized, validly issued, fully paid and nonassessable and was issued free of any preemptive rights, and each such share is owned by the Company or another Company Subsidiary free and clear of all Liens or Contracts or other limitations on the Company’s or any Company Subsidiary’s voting rights.

(g) The per share exercise price for each currently outstanding Company Option is equal to or greater than the per share fair market value of the underlying Company Shares on the applicable grant date as determined in accordance with the applicable Company Equity Plan. Each Company Equity Award was granted under one of the Company Equity Plans.

Section 3.4 Authority Relative to this Agreement.

(a) The Company has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and, subject to receipt of the Company Shareholder Approval, to consummate the Transactions. The execution, delivery and performance of this Agreement by the Company and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the Transactions (except for (i) receipt of the Company Shareholder Approval and (ii) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger).

This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent, Merger Sub and Guarantor, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The Company Board of Directors, at a meeting duly called and held in compliance with the requirements of ICL and the Articles of Association, adopted resolutions (i) resolving that this Agreement and the Transactions are fair to, and in the best interests of, the Company and the Company Shareholders and that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of the Company to its creditors, (ii) approving this Agreement and the Transactions on the terms and subject to the conditions set forth herein, and (iii) resolving to make, subject to Section 5.2, the Company Board Recommendation.

Section 3.5 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Articles of Association or the Charter Documents of any Company Subsidiary, (ii) subject to obtaining the Company Required Approvals and the Company Shareholder Approval, conflict with or violate any Law or Order applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, (iii) subject to filing the IIA Notice and the IIA Undertaking and obtaining the Investment Center Approval, conflict with or violate any of the terms or requirements of, or give a Governmental Authority the right to revoke, withdraw, suspend, cancel, terminate, modify or exercise any right or remedy, or require any refund or recapture with respect to, any Government Grant or other Permit, or any benefit provided or available under any Government Grant or other Permit that is held by the Company or any Company Subsidiary, (iv) subject to obtaining the consents listed in Section 3.5(a) of the Company Disclosure Letter, result in any breach of, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation or loss of a benefit of the Company or a Company Subsidiary pursuant to, result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, or give rise to a right of termination or cancellation pursuant to, any Company Material Contract, or (v) result in the imposition or creation of any Lien (other than Permitted Liens) upon any asset owned or used by the Company or any Company Subsidiary, except, in the case of clauses (ii), (iii), (iv) and (v), for any such conflicts, violations, breaches, defaults, Liens or other occurrences that, individually or in the aggregate, would not reasonably be expected to have a Company Material Adverse Effect.

(b) The execution and delivery of this Agreement by the Company do not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) the Investment Center Approval, IIA Notice and IIA Undertaking, (ii) the filing of the Merger

Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (iii) the receipt of the Options Tax Ruling and the Withholding Tax Ruling, (iv) any filings as may be required under the rules and regulations of NASDAQ, (v) the filing of the Proxy Statement with the SEC, (vi) applicable requirements, if any, of the Securities Act, the Exchange Act and state securities or “blue sky” Laws (“Blue Sky Laws”), (vii) the pre-merger notification requirements of the HSR Act, SAMR and similar requirements under other applicable Antitrust Laws (collectively, the “Company Required Approvals”) and (viii) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.6 Permits; Compliance.

(a) Each of the Company and the Company Subsidiaries is in possession of all authorizations, licenses, permits, certificates, variances, exemptions, approvals, orders, registrations and clearances of any Governmental Authority necessary for each of the Company or the Company Subsidiaries to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Permits”), except where the failure to hold or to comply with, or the suspension or cancellation of, or failure to be valid or to be in full force and effect of, any of the Permits, would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary is or, since December 31, 2015 has been, in conflict with, default under or violation of, any Law applicable to the Company or any Company Subsidiary or by which any property or asset of the Company or any Company Subsidiary is bound or affected, except for any conflicts, defaults or violations as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Since December 31, 2015, none of the Company, any of the Company Subsidiaries or any Representative of the Company or any of the Company Subsidiaries, or any other Person acting on behalf of the Company or any of the Company Subsidiaries (including consultants, distributors, resellers and any other business intermediaries) has, directly or indirectly, taken any action which would cause them to be in material violation of: (i) the principles set out in the Organization for Economic Cooperation and Development Convention on Combating Bribery of Foreign Public Officials in International Business Transactions; (ii) the Foreign Corrupt Practices Act of 1977, as amended, or any rules or regulations thereunder; (iii) the UK Bribery Act 2010; (iv) Title 5 of the Israeli Penalty Law (Bribery Transactions) and the Israeli Prohibition on Money Laundering Law, 2000; and (v) any other applicable anticorruption and/or anti-bribery laws, statutes, rules, regulations, ordinances, judgments, orders, decrees, injunctions, and writs of any Governmental Authority of any jurisdiction applicable to the Company or the Company Subsidiaries (whether by virtue of jurisdiction or organization or conduct of business) (collectively, the “Applicable Anticorruption Laws”).

(c) Since December 31, 2015, none of the Company, any of the Company Subsidiaries or any Representatives of the Company or any of the Company Subsidiaries, or any other Person acting on behalf of the Company or any of the Company Subsidiaries (including consultants, distributors, resellers, and any other business intermediaries), has, directly or indirectly, offered, paid, promised to pay, or authorized a payment, of any money or other thing of value (including any fee, gift, sample, commission payment, discount, travel expense, or entertainment) to any of the following persons for the purpose of influencing any act or decision of such person in his official capacity, inducing such person to do or omit to do any act in violation of the lawful duty of such official, securing any improper advantage, or inducing such person to use his influence with a Governmental Authority or instrumentality thereof to affect or to influence any act or decision of such Governmental Authority or instrumentality, in order to assist the Company or a Company Subsidiary in obtaining or retaining business for or with, or directing the business to, any Person: (i) any person who is an agent, representative, official, officer, director, or employee of any Governmental Authority or any department, agency, or instrumentality thereof (including officers, directors, and employees of state-owned, operated or controlled entities) or of a public international organization; (ii) any person acting in an official capacity for or on behalf of any such Governmental Authority, department, agency, instrumentality, or public international organization; (iii) any political party or official thereof; (iv) any candidate for political or political party office (such recipients in paragraphs (i), (ii), (iii) and (iv) of this subsection (c) collectively, “Government Officials”); or (v) any other individual or entity while knowing or having reason to believe that all or any portion of such money or thing of value would be offered, given, or promised, directly or indirectly, to any Government Official.

(d) There are no current, pending, or, to the knowledge of the Company, threatened charges, proceedings, investigations, audits, or complaints against the Company or any of the Company Subsidiaries or, to the knowledge of the Company, any Representative or affiliate of the Company or any of the Company Subsidiaries with respect to any Applicable Anticorruption Laws.

(e) The Company and each of the Company Subsidiaries are, and have at all times since December 31, 2015, been in compliance in all material respects with applicable United States, Israeli and foreign export control Laws and regulations, including: (i) the United States Export Administration Act and implementing Export Administration Regulations; (ii) the Arms Export Control Act and implementing International Traffic in Arms Regulations; (iii) the various economic sanctions Laws administered by the Office of Foreign Assets Control of the U.S. Treasury Department; (iv) the Israel Defense Export Control Law – 2007 and regulations promulgated thereunder; and (v) the Israel Control of Products and Services Declaration (Engagement in Encryption), 1974, as amended. Without limiting the foregoing, to the knowledge of the Company, there are no pending or threatened claims or investigations by any Governmental Authority of potential violations against the Company or any of the Company Subsidiaries with respect to export activity or export licenses, that would reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole.

(f) Notwithstanding anything contained in this Section 3.6, no representation or warranty will be deemed to be made in this Section 3.6 in respect of environmental, Tax, employee benefits, intellectual property or labor matters.

Section 3.7 SEC Filings; Financial Statements.

(a) The Company has timely filed or furnished all forms, reports and other documents required to be filed or furnished by it with the SEC since December 31, 2016 (such documents filed since December 31, 2016 and those filed by the Company with the SEC subsequent to the date of this Agreement, if any, including any amendments thereof, the “Company Reports”). At the time it was filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing), each Company Report (i) complied as to form in all material respects with the applicable requirements of the Securities Act or the Exchange Act, as the case may be, the Sarbanes-Oxley Act of 2002 (“SOX”) and the applicable rules and regulations promulgated thereunder, and (ii) did not, at the time it was filed or furnished (or, if amended or superseded by a filing prior to the date of this Agreement, as of the date of such filing) or, with respect to Company Reports filed or furnished after the date of this Agreement, will not, subject to the second to last sentence of Section 3.12, contain any untrue statement of a material fact, or omit to state a material fact, required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading.

(b) Each of the consolidated financial statements (including the notes thereto) contained in the Company Reports (i) complied as of their respective dates of filing with the SEC, in all material respects with applicable accounting requirements and the published rules and regulations of the SEC with respect thereto, (ii) was prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) applied on a consistent basis with the Company’s past practices throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited statements, as permitted by the rules and regulations of the SEC), and (iii) fairly presents, in all material respects, the consolidated financial position, results of operations and cash flows of the Company and its consolidated Company Subsidiaries as at the respective dates thereof and for the respective periods indicated therein (subject, in the case of unaudited interim statements, to normal year-end audit adjustments).

(c) Except as and to the extent set forth in the consolidated balance sheet of the Company and its consolidated Company Subsidiaries as of December 31, 2018, including the notes thereto (the “Most Recent Company Balance Sheet”), neither the Company nor any Company Subsidiary has any liability or obligation of any nature (whether accrued, absolute, contingent or otherwise) required to be disclosed by GAAP, except for liabilities and obligations (i) incurred since December 31, 2018 in the ordinary course of business consistent with past practice, (ii) in the form of executory obligations under any Contract to which the Company is a party or is bound and that are not in the nature of material breaches of such Contracts and (iii) incurred in connection with the preparation and negotiation of this Agreement or pursuant to this Agreement or in connection with the Transactions.

(d) Each of the principal executive officer of the Company and the principal financial officer of the Company (and each former principal executive officer of the Company and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act or Sections 302 and 906 of SOX and the rules and regulations of the SEC promulgated thereunder with respect to the Company Reports filed with the SEC, and prior to the date of this Agreement, neither the Company nor any of its executive officers has received written notice from any Governmental Authority challenging or questioning the accuracy, completeness, form or manner of filing such certifications. For purposes of this Section 3.7(d), “principal executive officer” and “principal financial officer” have the meanings given to such terms in SOX. Neither the Company nor any of the Company Subsidiaries has outstanding, or has arranged any outstanding, “extensions of credit” to directors or executive officers within the meaning of Section 402 of SOX.

(e) The Company maintains a system of internal controls over financial reporting designed to provide reasonable assurances regarding the reliability of financial reporting and the preparation of financial statements for external purposes, including to provide reasonable assurance that: (i) transactions are executed in accordance with management’s general or specific authorizations; (ii) transactions are recorded as necessary to permit preparation of financial statements in conformity with GAAP; (iii) access to assets that could have a material effect on the Company’s financial statements is permitted only in accordance with management’s general or specific authorization; and (iv) the recorded accountability for assets is compared with the existing assets at reasonable intervals and appropriate action is taken with respect to any differences.

(f) The Company has in place “disclosure controls and procedures” (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) that are designed to ensure that material information that is required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and is accumulated and made known to its principal executive officer and principal financial officer as appropriate to allow timely decisions regarding required disclosure.

(g) As of the date of this Agreement, (i) there are no outstanding unresolved comments with respect to the Company or the Company Reports filed with the SEC noted in comment letters or, to the knowledge of the Company, other correspondence received by the Company or its attorneys from the SEC, and (ii) to the knowledge of the Company, there are no pending (A) formal or informal investigations of the Company by the SEC or (B) inspection of an audit of the Company’s financial statements by the Public Company Accounting Oversight Board.

(h) The Company has adopted a code of ethics, as defined by Item 406(b) of Regulation S-K of the SEC, for senior financial officers, applicable to its principal financial officer, comptroller or principal accounting officer, or persons performing similar functions. The Company has promptly disclosed any change in or waiver of the Company’s code of ethics with respect to any such persons, as required by Section 406(b) of SOX.

(i) Neither the Company nor any of the Company Subsidiaries is a party to, or has any commitment to become a party to, any joint venture, off-balance sheet partnership or any similar Contract (including any Contract or arrangement relating to any transaction or relationship between or among the Company and any of the Company Subsidiaries, on the one hand, and any unconsolidated affiliate, including any structured finance, special purpose or limited purpose entity or Person, on the other hand, or any “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act)), where the result, purpose or intended effect of such Contract is to avoid disclosure of any material transaction involving, or material liabilities of, the Company or any of the Company Subsidiaries in the Company’s or such Company Subsidiary’s published financial statements or the Company Reports.

(j) Since December 31, 2016, none of the Company, the Company Board of Directors or the audit committee of the Company Board of Directors has received any oral or written notification of any (A) “significant deficiency” in the internal controls over financial reporting of the Company, (B) “material weakness” in the internal controls over financial reporting of the Company or (C) fraud, whether or not material, that involves management or other employees of the Company who have a significant role in the internal controls over financial reporting of the Company.

(k) To the knowledge of the Company, since December 31, 2016, (i) neither the Company nor any Company Subsidiary or any of their respective Representatives has received any complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or any of the Company Subsidiaries or their respective internal accounting controls, including any complaint, allegation, assertion or claim that the Company or any of the Company Subsidiaries has engaged in questionable accounting or auditing practices, in each case which set forth allegations of circumstances that if determined to be true, would be material to the Company and the Company Subsidiaries, taken as a whole, and (ii) no attorney representing the Company or any of the Company Subsidiaries has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company or any of its Representatives to the Company Board of Directors or any committee thereof or to any non-employee director or the Chief Legal Counsel or Chief Executive Officer of the Company pursuant to Section 307 of the Sarbanes-Oxley Act of 2002.

Section 3.8 Absence of Certain Changes or Events. Since the date of the Most Recent Company Balance Sheet through the date of this Agreement, (a) except as contemplated or permitted by this Agreement, the Company and the Company Subsidiaries have conducted their businesses, in all material respects, in the ordinary course and in a manner consistent with past practice, (b) there has not been any event, condition, circumstance, development, change or effect having, or that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (c) except as set forth on Section 3.8 of the Company Disclosure Letter, there has not occurred any other action or event that would have required the consent of Parent pursuant to subsections (a), (b), (d), (e), (f), (g), (i), (k) or (o) of Section 5.1 if such action or event occurred after the date of this Agreement.

Section 3.9 Absence of Litigation. Other than as specified in Section 3.9 of the Company Disclosure Letter, as of the date of this Agreement, there is (a) no Action pending, and (b) to the knowledge of the Company, (i) no inquiry, audit or investigation by any Governmental Authority pending and (ii) no Action threatened in writing against the Company or any Company Subsidiary, or any property or asset of the Company or any Company Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. As of the date of this Agreement, none of the Company, any Company Subsidiary or any property or asset of the Company or any Company Subsidiary is subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

Section 3.10 Employee Benefit Plans.

(a) Section 3.10(a) of the Company Disclosure Letter lists all material Company Plans (except for (i) employment agreements and offer letters establishing at-will employment without obligating the Company to make any payment or provide any benefit upon termination of employment other than as required by Law or through a separate Company Plan; and (ii) individual equity award agreements that are consistent in all material respects with the standard form of award agreement under the applicable Company Equity Plan that has been disclosed hereunder (other than obligations that have been fully satisfied)) and indicates the sponsor of each such Company Plan and the geographic location of the employees or service providers covered by such Company Plan. The Company has made available to Parent with respect to each Company Plan that is required to be listed on Section 3.10(a) of the Company Disclosure Letter (in each case to the extent applicable): (A) a copy of the Company Plan document, including all currently effective amendments thereto, and in the case of an unwritten Company Plan, a written description thereof; (B) the most recent summary plan description and all currently effective summaries of material modifications with respect to the Company Plan; (C) the most recently filed annual report on Form 5500; (D) the most recently received IRS determination or opinion letter; and (E) the current trust agreement, insurance contract or any other document relating to the funding or payment of benefits.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan is, and since December 31, 2015 has been, operated in accordance with its terms and the requirements of all applicable Laws including ERISA and the Code. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, each Company Plan intended to be qualified under Section 401(a) of the Code either has received a favorable determination letter from the IRS or may rely upon a favorable prototype opinion letter from the IRS as to its qualified status, and each trust created thereunder has been determined by the IRS to be exempt from Tax under the provisions of Section 501(a) of the Code, and, to the knowledge of the Company, nothing has occurred since the date of any such determination or opinion letter that could reasonably be expected to adversely affect the qualification of such Company Plan.

(c) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) other than routine claims for benefits, there are no Actions, pending or, to the knowledge of the Company, threatened, with respect to any Company Plan; and (ii) there have been no prohibited transactions (within the meaning of Section 4975 of the Code or Section 406 of ERISA) or breaches of any of the duties imposed on “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA with respect to any of the Company Plans. No Company Plan is or at any time was funded through a “welfare benefit fund” as defined in Section 419(e) of the Code, and no benefits under any Company Plan are or at any time have been provided through a voluntary employees’ beneficiary association (within the meaning of Section 501(c)(9) of the Code) or a supplemental unemployment benefit plan (within the meaning of Section 501(c)(17) of the Code).

(d) Neither the Company nor any Company Subsidiary nor any Company ERISA Affiliate currently has, or within the six-year period preceding the date of this Agreement, had, an obligation to contribute to a “defined benefit plan” as defined in Section 3(35) of ERISA, a pension plan subject to the funding standards of Section 302 of ERISA or Section 412 of the Code, or a “multiemployer plan” as defined in Section 3(37) of ERISA or Section 414(f) of the Code. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no liability under Title IV or Section 302 of ERISA has been incurred by the Company, any Company Subsidiary or any Company ERISA Affiliate that has not been satisfied in full. Neither the Company nor any Company Subsidiary has an obligation to contribute to a “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code or a “multiple employer welfare arrangement” as defined in Section 3(40) of ERISA. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each group health plan benefiting any current or former employee of the Company, any Company Subsidiary or any Company ERISA Affiliate that is subject to Section 4980B of the Code, the Company, each Company Subsidiary and each Company ERISA Affiliate have complied with the continuation coverage requirements of Section 4980B of the Code and Part 6 of Subtitle B of Title I of ERISA.

(e) Except as set forth in Section 3.10(e) of the Company Disclosure Letter, no Company Plan provides for post-retirement or other post-employment payments or welfare benefits (other than (i) health care continuation coverage required by Section 4980B of the Code or similar state or local Law or (ii) health care coverage through the end of the calendar month in which a termination of employment occurs).

(f) Except as contemplated by this Agreement, the consummation of the Transactions will not, either alone or in combination with another event that is linked contractually to the Transactions, (i) entitle any current or former employee, officer or individual independent contractor of the Company or any Company Subsidiary to any material severance pay, incentive compensation or other material compensatory payment, or (ii) materially accelerate the time of payment or vesting of any compensatory amount or employee benefit, or increase the amount of compensation due any such employee or other person. There is no Contract, plan or arrangement by which the Company or any of the Company Subsidiaries are bound to compensate any individual for excise or other Taxes payable pursuant to Section 4999 of the Code or Section 409A of the Code. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) each Company Plan subject to Section 409A of the Code is in material compliance in form and operation with Section 409A of the Code and the applicable guidance and regulations thereunder, and (ii) no amount under any Company Plan is or has been subject to the interest and additional Tax set forth under Section 409A(a)(1)(B) of the Code.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each Company Plan that is maintained outside of the United States or Israel primarily for the benefit of any current or former employees or individual service providers who are or were employed or providing services outside of the United States or Israel to the Company or any Company Subsidiary (each, a “Foreign Plan”), (i) all employer and employee contributions to each Foreign Plan required by Law or by the terms of such Foreign Plan have been made, or, if applicable, accrued in accordance with normal accounting practices, (ii) each Foreign Plan required to be registered has been registered and has been maintained in good standing with applicable regulatory authorities, (iii) each Foreign Plan has been established, maintained, funded and administered in accordance with its terms and all applicable Laws, and (iv) no Foreign Plan is a defined benefit plan (as defined in ERISA, whether or not subject to ERISA) or has any unfunded or underfunded liabilities.

(h) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in Section 3.5 (No Conflicts; Required Filings and Consents), Section 3.7 (SEC Filings; Financial Statements), Section 3.8 (Absence of Certain Changes or Events), this Section 3.10 and in Section 3.11 (Labor and Employment Matters) and Section 3.15 (Taxes) are the sole and exclusive representations and warranties of the Company with respect to the Company Plans and ERISA and no other representation or warranty of the Company contained herein shall be construed to relate to the Company Plans and ERISA (including their compliance with any applicable Law).

Section 3.11 Labor and Employment Matters.

(a) Except as set forth in Section 3.11(a) of the Company Disclosure Letter, the employment of the Company’s or any Company Subsidiaries’ employees in the United States is terminable by the Company or Company Subsidiary at will.

(b) Except as set forth in Section 3.11(b) of the Company Disclosure Letter, solely with respect to employees who reside or work in Israel or to whom Israeli Law applies (“Israeli Employees”) and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect: (i) neither the Company nor any Company Subsidiary has or is subject to, and no Israeli Employee of the Company or any Company Subsidiary benefits from, any extension order (tzavei harchava) (other than extension orders applicable to all employees in Israel); (ii) the Company’s or any applicable Company Subsidiary’s obligations to provide statutory severance pay to its Israeli Employees pursuant to the Severance Pay Law-1963 (with respect to the period from commencement date of employment to the present and on the basis of “entire salary,” as defined under such Law), vacation pursuant to the Israeli Annual Leave Law-1951, and contributions to any funds, including all pension arrangements and any personal employment agreement or any other binding source, have been satisfied in all material respects or have been fully funded by contributions to appropriate funds or if not required to be fully funded under any source are fully accrued on the relevant consolidated financial statements in accordance with GAAP; and (iii) the Company and the Company Subsidiaries are in compliance in all respects material to the Company and the Company Subsidiaries, taken as a whole, with all applicable Law, regulations, permits and Contracts relating to employment, wages and other compensation matters and terms and conditions of employment related to its Israeli Employees, including The Advance Notice of Discharge and Resignation Law, (5761-2001), The Notice to Employee (Terms of Employment) Law (5762-2002), The Prevention of Sexual Harassment Law (5758-1998), the Hours of Work and Rest Law, 1951, the Annual Leave Law, 1951, the Salary Protection Law, 1958, Law for Increased Enforcement of Labor Laws, 2011, Foreign Employees Law-1991, and The Employment of Employee by Manpower Contractors Law (5756-1996). Except as required by Law or as set forth in the Company Plans listed on Section 3.10(a) of the Company Disclosure Letter, the employment of each of the Israeli Employees of the Company and the Company Subsidiaries is terminable by the Company (or by the relevant Company Subsidiary) with no more than 30 days prior written notice. To the knowledge of the

Company, the Company and the Company Subsidiaries have not engaged any Israeli Employees whose employment would require special licenses, permits or approvals from any Governmental Authority. “Israeli Employee” shall not include any consultants, sales agents or other independent contractors Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (A) all amounts that the Company and the Company Subsidiaries are legally or contractually required either (x) to deduct from their Israeli Employees’ salaries or to transfer to such Israeli Employees’ pension or provident, life insurance, incapacity insurance, continuing education fund or other similar funds or (y) to withhold from their Israeli Employees’ salaries and benefits and to pay to any Governmental Authority as required by the Ordinance and Israeli National Insurance Law, 1953, or otherwise have, in each case, been duly deducted, transferred, withheld and paid (other than routine payments, deductions or withholdings to be timely made in the normal course of business and consistent with past practice); (B) the Company and the Company Subsidiaries do not have any outstanding obligations to make any such deduction, transfer, withholding or payment (other than such that has not yet become due).

(c) There are no, and since December 31, 2015, there have not been any, proceedings pending or, to the knowledge of the Company, threatened against the Company or any Company Subsidiary, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, (i) between the Company or any of the Company Subsidiaries and any employee of the Company or any of the Company Subsidiaries or any individual who performs services for the Company or any of the Company Subsidiaries who is classified as an independent contractor (each, a “Worker”) or group of Workers, including before the U.S. Equal Employment Opportunity Commission, the National Labor Relations Board, the U.S. Department of Labor, the U.S. Occupational Health and Safety Administration, the Workers Compensation Appeals Board, or any Governmental Authority concerning employment, employment practices, harassment, discrimination, retaliation, terms and conditions of employment, immigration, workers’ compensation, long term disability, occupational safety, plant closings, compensation and benefits, wages and hours, proper classification of employees and independent contractors, payment of social security and similar taxes, income tax withholding or occupational safety and health, and/or any other tax issues relating to a Worker (“Employment Practices”).

(d) Neither the Company nor any Company Subsidiary is, or during the five (5) years prior to the date of this Agreement has been, a party to any collective bargaining agreement or any similar agreement with any labor union, labor organization or works council. As of the date of this Agreement, and during the five (5) years prior to the date of this Agreement: (i) no such agreement is or has been negotiated, (ii) no labor union, labor organization or works council has made a pending written demand for recognition, (iii) to the knowledge of the Company, there has not been petitions seeking a representation proceeding pending or, to the knowledge of the Company, threatened in writing to be brought or filed with the National Labor Relations Board or any other labor relations tribunal, (iv) to the knowledge of the Company, there have been no labor union organizing activities with respect to the employees of the Company or any Company Subsidiary and (v) to the knowledge of the Company, there has been no threatened, in writing, labor strikes, slowdowns, work stoppages, lockouts, or any similar activity, affecting the Company or any Company Subsidiary. As of the date of this Agreement, and during the five (5) years prior to the date of this Agreement, neither the Company nor any Company Subsidiary has experienced any, strike, slowdown, lockout or work stoppage or any similar activity materially affecting the Company or any Company Subsidiary.

(e) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and the Company Subsidiaries are, and since December 31, 2015 have been, in compliance with all applicable Laws respecting any Employment Practices. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary is liable for any material payment to any trust or other fund or to any Governmental Authority, with respect to providence fund, social security or other benefits or obligations for employees (other than routine payments to be made in the ordinary course of business consistent with past practice). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, to the knowledge of the Company, as of the date of this Agreement, (x) there are no audits or investigations pending by any Governmental Authority pertaining to the Employment Practices of the Company or any Company Subsidiary; and (y) no complaints relating to Employment Practices of the Company or any Company Subsidiary have been, during the five (5) years prior to the date of this Agreement, filed with any Governmental Authority or submitted in writing to the Company or any Company Subsidiary.

(f) Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, taken as a whole, to the knowledge of the Company, no employee or individual independent contractor of the Company or any Company Subsidiary is or since December 31, 2015 has been in violation of any term of any employment or service Contract, non-disclosure or confidentiality agreement, noncompetition agreement, or any restrictive covenant to a former employer relating to the right of any such person to be employed or retained by the Company or any Company Subsidiary by which the individual is employed or engaged because of the nature of the business conducted or presently proposed to be conducted by it or to the use of Trade Secrets or proprietary information of others.

(g) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary is, and since December 31, 2015 has been, in compliance with the Worker Adjustment and Retraining Notification Act of 1988, as amended (29 U.S.C. §2101) and any similar applicable state laws or other applicable Laws regarding redundancies, reductions in force, mass layoffs, and plant closings, including all obligations to promptly and correctly furnish all notices required to be given thereunder in connection with any redundancy, reduction in force, mass layoff, or plant closing to affected employees, representatives, any state dislocated worker unit and local government officials, or any other Governmental Authority.

(h) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in Section 3.5 (No Conflicts; Required Filings and Consents), Section 3.7 (SEC Filings; Financial Statements), Section 3.8 (Absence of Certain Changes or Events) and this Section 3.11 are the sole and exclusive representations and warranties of the Company with respect to labor and employment matters and no other representation or warranty of the Company contained herein shall be construed to relate to labor and employment (including their compliance with any applicable Law).

Section 3.12 Information Supplied. The Proxy Statement will not, as of the date the Proxy Statement is first mailed to the Company Shareholders, and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading, or necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Special Meeting that has become false or misleading. Notwithstanding the foregoing sentence, the Company makes no representation or warranty with respect to any information supplied by Parent, Merger Sub or any of their Representatives in writing specifically for inclusion in the Proxy Statement. The Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the rules and regulations thereunder, and other any applicable Laws.

Section 3.13 Property and Leases.

(a) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company or one of the Company Subsidiaries owns, and has good title to, each of the tangible assets reflected as owned by the Company or the Company Subsidiaries on the Most Recent Company Balance Sheet (except for tangible assets sold or disposed of since that date in the ordinary course of business), free of any Liens other than Permitted Liens. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the machinery, equipment and other tangible personal property and assets owned or used by the Company and the Company Subsidiaries are usable in the ordinary course of business and are reasonably adequate and suitable for the uses to which they are being put.

(b) Section 3.13(b) of the Company Disclosure Letter sets forth a complete and accurate list of all real property owned by the Company or any of the Company Subsidiaries (“Company Owned Real Property”). None of the Company Owned Real Property is subject to any leases, tenancies or occupancies other than that of the Company or the Company Subsidiaries. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the buildings, fixtures and other improvements located on the Company Owned Real Property are reasonably adequate and suitable for the purpose of conducting the Company’s business as presently conducted.

(c) Section 3.13(c) of the Company Disclosure Letter sets forth a complete and accurate list of all material leases to which the Company or any Company Subsidiary is a party, as lessee (“Company Real Property Leases”). Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, all of the fixtures and other improvements located on the premises subject to the Company Real Property Leases are reasonably adequate and suitable for the purpose of conducting the Company’s business as presently conducted.

Section 3.14 Intellectual Property.

(a) Section 3.14(a) of the Company Disclosure Letter contains a list as of the date hereof of all material Company Registered Intellectual Property, including Patents.

(b) To the knowledge of the Company, all of the Company Owned Intellectual Property, including each item of Company Registered Intellectual Property, is exclusively owned by the Company or a Company Subsidiary free and clear of all Liens (other than (i) Permitted Liens, (ii) Company Product Sales Agreements, (iii) outbound nonexclusive licenses entered into in the ordinary course of business, (iv) Contracts set forth on Section 3.17(a)(ix) of the Company Disclosure Letter and (v) Company Immaterial Trademark Licenses).

(c) Each item of material Company Registered Intellectual Property is, to the knowledge of the Company, valid and subsisting. Neither the Company nor any Company Subsidiary has received any written notice within the past two (2) years directed to the Company or any Company Subsidiary challenging the legality, validity, enforceability or ownership (excluding, for the avoidance of doubt, office actions issued by Governmental Authorities with respect to Registered Intellectual Property applications) of any Company Registered Intellectual Property.

(d) To the knowledge of the Company, the operation by the Company and Company Subsidiaries of their business, including the design, development, use, import, export, manufacture, licensing, sale, offering for sale, supply or other disposition of the Company Products does not infringe, violate or misappropriate the Intellectual Property rights of any Person in a manner that would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect. Neither the Company nor any Company Subsidiary has received any written notice from any Person within the past two (2) years claiming that the operation of their business, or any Company Product, infringes or misappropriates the Intellectual Property rights of any Person.

(e) Each current employee and contractor, and each former employee and contractor employed by or providing services to the Company since December 31, 2015, who is or has been involved in the development of any material Company Owned Intellectual Property, has executed and delivered to the Company or a Company Subsidiary agreements that (i) assign to the Company or one of the Company Subsidiaries all right, title and interest in and to any Intellectual Property arising from such Person’s work for or on behalf of the Company or such Company Subsidiary and (ii) for Israeli Employees, waive all rights for any additional compensation in connection with the foregoing assignment pursuant to Section 134 of the Israel Patent Law – 1967.

(f) The Company and each Company Subsidiary has taken commercially reasonable measures to protect the Company’s or such Company Subsidiary’s rights in the material Trade Secrets owned by the Company or such Company Subsidiary. For any Trade Secrets owned by any other Person that have been provided to the Company or such Company Subsidiary under Contract, to the knowledge of the Company, the Company and such Company Subsidiaries are not in material breach of the terms of such Contract with respect to the confidentiality of such Trade Secrets.

(g) The Company and each Company Subsidiary has and uses commercially reasonable measures to enforce a policy requiring all employees, consultants and other contractors of the Company and each Company Subsidiary to execute Intellectual Property assignment and confidentiality agreements for the benefit of the Company or such Company Subsidiary.

(h) Neither the Company nor any of the Company Subsidiaries is obligated to grant licenses or rights to or otherwise restrict the ability of the Company or any Company Subsidiary to enforce, license or exclude others from using or practicing, any material Company Owned Intellectual Property as a result of the Company’s or any Company Subsidiary’s membership or affiliation with any standards setting bodies or similar bodies.

(i) To the knowledge of the Company, no material Company Registered Intellectual Property was developed using any facilities or resources of universities or under any Contract with any Governmental Authority.

(j) Except as set forth in Section 3.14(j) of the Company Disclosure Letter, neither the execution of this Agreement nor the consummation of the Transactions will, under any Contract to which the Company or any Company Subsidiary is bound, cause (i) the granting of any material license to any Third Party or material immunity from suit or covenant not to assert (excluding, for clarity, any non-exclusive licenses granted in the ordinary course of business) under or with respect to any material Intellectual Property owned or controlled by Parent or any affiliate of Parent (excluding Surviving Company or the Company Subsidiaries), or (ii) Parent or Surviving Company being obligated to pay any royalties or other amounts to any Person, with respect to Intellectual Property, in excess of those payable by the Company or any Company Subsidiary, in the absence of this Agreement or the Transactions.

(k) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in Section 3.5 (No Conflicts; Required Filings and Consents), Section 3.7 (SEC Filings; Financial Statements), Section 3.8 (Absence of Certain Changes or Events), Section 3.9 (Absence of Litigation), this Section 3.14 and Section 3.17 (Material Contracts) are the sole and exclusive representations and warranties of the Company with respect to Intellectual Property, and no other representation or warranty of the Company contained herein shall be construed to relate to Intellectual Property (including their compliance with any applicable Law).

Section 3.15 Taxes.

(a) Each of the Company and the Company Subsidiaries has timely filed all material Tax Returns that it was required to file under applicable Laws and all such Tax Returns are true, correct and complete in all material respects. The Company and the Company Subsidiaries have paid all material Taxes that are required to be paid by them (whether or not shown on any Tax Return), except for Taxes with respect to which adequate reserves are included in the Company Reports in accordance with GAAP.

(b) Neither the Company nor any Company Subsidiary is a party to or bound by any Tax allocation, indemnification or sharing agreement (other than (i) agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax and (ii) any agreement between or among any of the Company and the Company Subsidiaries).

(c) None of the Company or any non-U.S. Company Subsidiary is or was a “surrogate foreign corporation” within the meaning of Section 7874(a)(2)(B) of the Code or should be treated as a U.S. corporation under Section 7874(b) of the Code. Neither the Company nor any Company Subsidiary has engaged in any “listed transaction” as defined in Treasury Regulations Section 1.6011-4(b)(2).

(d) Neither the Company nor any Company Subsidiary has performed or was part of any action or transaction that requires special reporting in accordance with Section 131(g), 131D or 131E of the Ordinance or the regulations promulgated thereunder.

(e) The Company and each of the Company Subsidiaries has withheld and paid all material Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder or other Third Party.

(f) (i) No deficiencies for material Taxes against the Company or any Company Subsidiary have been claimed, proposed or assessed in writing by any Governmental Authority that remain unpaid except for deficiencies with respect to which adequate reserves have been established in accordance with GAAP, (ii) there are no ongoing or pending, nor has the Company or any Company Subsidiary received written notice of the expected commencement of any Actions with respect to any material Taxes of the Company or any Company Subsidiary and no such Actions are, to the knowledge of the Company, threatened, and (iii) there are no waivers or extensions of any statute of limitations currently in effect with respect to any Taxes of the Company or any Company Subsidiary.

(g) Neither the Company nor any Company Subsidiary is liable for the material Taxes of any other Person (other than the Company or a Company Subsidiary) under Treasury Regulation Section 1.1502-6 or any similar provision of applicable Tax Law or as a transferee or successor or by Contract (other than agreements entered into in the ordinary course of business, the primary purpose of which is unrelated to Tax).

(h) No written claim has been made in the past three (3) years by any Governmental Authority that the Company or any Company Subsidiary is or may be subject to Tax or required to file a Tax Return in a jurisdiction where it does not file Tax Returns. Neither the Company nor any of the Company Subsidiaries has, or has at any time since December 31, 2015 had, a permanent establishment or become subject to income taxation in any country other than the country where such Company or any Company Subsidiary was organized, as determined pursuant to applicable Law and applicable Tax treaty.

(i) The Company has not been a real property corporation (Igud Mekarke’in) within the meaning of such term under Section 1 of the Israeli Land Taxation Law (Appreciation and Acquisition), 5723-1963.

(j) Neither the Company nor any of the Company Subsidiaries is subject to any restrictions or limitations pursuant to Part E2 of the Ordinance or pursuant to any Tax ruling made with reference to the provisions of such Part E2 or otherwise.

(k) The Company is duly registered for the purposes of Israeli value added tax and has complied in all material respects with all requirements concerning value added Taxes (“VAT”). No other non-Israeli Company Subsidiaries are required to effect Israeli VAT registration.

(l) The prices and terms for the provision of any loan, property or services provided by or to the Company and any Company Subsidiary are at arm’s length and comply in all material respects with applicable transfer pricing Laws in all relevant jurisdictions. The Company and the Company Subsidiaries comply, and have always been compliant in all material respects with the requirements of Section 85A of the Ordinance.

(m) The Company has made available to Parent any Tax exemption, Tax holiday, or other Tax reduction agreement or Order, applied for or received by the Company or any Company Subsidiary since December 31, 2015, or which was received prior to that date but is still valid and in effect, in connection with Israeli Taxes, or other applicable Taxes as the case may be, including any confirmation by the Investment Center of “Approved Enterprise” or “Benefitted Enterprise” status.

(n) Each of the Company share incentive plans that are intended to qualify as a capital gains route plan under Section 102(b)(2) or 102(b)(3) of the Ordinance (a “102 Plan”) has received a favorable determination or approval letter from, or is otherwise approved by, or deemed approved by passage of time without objection by, the ITA. All Section 102 Awards which were issued under any 102 Plan were and are currently in material compliance with the applicable requirements of Section 102 (including the relevant sub-section of Section 102) and the written requirements and guidance of the ITA, including the filing of the necessary documents with the ITA, the grant of Section 102 Awards only following the lapse of the required 30 day period from the filing of the 102 Plan with the ITA, the receipt of the required written consents from the option holders, the appointment of an authorized trustee to hold the Section 102 Awards, and the due deposit of such Section 102 Awards with such trustee.

Section 3.16 Environmental Matters.

(a) The Company and each Company Subsidiary is, and, to the knowledge of the Company, has at all times been, in compliance with all applicable Environmental Laws, except where the failure to comply would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, none of the properties currently owned, leased or operated by the Company or any Company Subsidiary (including soils and surface and ground waters) are contaminated with any Hazardous Substance above cleanup levels established by Governmental Authorities pursuant to Environmental Laws and require remediation by the Company or any Company Subsidiary.

(c) Since December 31, 2015, neither the Company nor any Company Subsidiary has received any written notice, letter or request for information stating that it may be liable under any Contract, or pursuant to Environmental Law, for any contamination by Hazardous Substances above cleanup levels established by Governmental Authorities pursuant to Environmental Laws that require remediation at any site.

(d) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, the Company and each Company Subsidiary possesses and is in compliance with all material permits, licenses and other authorizations required under any Environmental Law (“Environmental Permits”), and no suspension or cancellation of any of the Environmental Permits is pending or, to the knowledge of the Company, threatened.

(e) Except for Contracts entered into in the ordinary course of business, to the knowledge of the Company and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Company nor any Company Subsidiary has entered into any agreement (other than Company Real Property Leases entered into in the ordinary course of business) that would reasonably be expected to require it to guarantee, reimburse, pledge, defend, hold harmless or indemnify any other party with respect to liabilities arising out of Environmental Laws or Hazardous Substances. Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no claim, suit or proceeding arising under or pursuant to Environmental Laws is pending, or to the knowledge of the Company, threatened against the Company or any of its Company Subsidiaries. No condition exists on any property, currently or formerly, owned or operated by the Company or any Company Subsidiary that has given rise to, or would reasonably be expected to give rise to, any liability or obligation under Environmental Laws, except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(f) Notwithstanding any other provisions of this Agreement to the contrary, the representations and warranties made in Section 3.5 (No Conflicts; Required Filings and Consents), Section 3.7 (SEC Filings; Financial Statements), Section 3.8 (Absence of Certain Changes or Events) and this Section 3.16 are the sole and exclusive representations and warranties of the Company with respect to environmental and occupational health and safety matters, including Environmental Laws, Hazardous Substances and Environmental Permits, and no other representation or warranty of the Company contained herein shall be construed to relate to Environmental Laws, Hazardous Substances and Environmental Permits (including their compliance with any applicable Law).

Section 3.17 Material Contracts.

(a) Section 3.17(a) of the Company Disclosure Letter lists the following respective Contracts (other than any Company Plan) in effect as of the date of this Agreement (including all material amendments and supplements) to which the Company or any Company Subsidiary is a party (provided, however, that the Company Material Contracts will be deemed to include, without requirement of listing, any “material contract” (as such term is used in Item 601(b)(10) of Regulation S-K of the SEC) that is filed as an exhibit to the Company Reports filed with the SEC prior to the date of this Agreement, other than any Company Plan), such Contracts as are required to be set forth in Section 3.17(a) of the Company Disclosure Letter, any Company Real Property Lease, and any “material contract” (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC) collectively being, the “Company Material Contracts”:

(i) all Contracts (excluding purchase orders issued in the ordinary course of business) for purchases by the Company or any of the Company Subsidiaries in excess of $15,000,000 during the 12-month period ended December 31, 2018;

(ii) all Contracts (excluding purchase orders issued in the ordinary course of business) involving a customer or a distributor and providing for payments to, or receipts by, the Company or any of the Company Subsidiaries in excess of $15,000,000 during the 12-month period ended December 31, 2018;

(iii) all Contracts to which any Governmental Authority is a party entered into since December 31, 2016;

(iv) all Contracts that (i) materially limit or purport to materially limit the ability of the Company or any Company Subsidiary, or, upon the consummation of the Merger, Parent or any Subsidiary of Parent (a “Parent Subsidiary”), to compete with any Person, in any line of business, market or field, or develop, sell, supply, manufacture, market, distribute, or support any material product or service, in each case, in any geographic area or during any period of time or (ii) subject the Company or any Company Subsidiary or Parent or any of its Subsidiaries to any material “most-favored nation” right;

(v) any Contract providing for the disposition or acquisition by the Company or any Company Subsidiary directly or indirectly (by merger, license or otherwise) of assets or equity ownership interests for consideration in excess of $15,000,000 (other than acquisitions of inventory in the ordinary course of business consistent with past practice) or containing material “earn-out” provisions or other material contingent payment obligations;

(vi) any mortgages, indentures, guarantees, loans, credit agreements, security agreements or other Contracts in excess of $1,000,000 relating to Indebtedness, other than (A) accounts receivables and payables, and (B) loans to or guarantees for direct or indirect wholly owned Company Subsidiaries, in each case, in the ordinary course of business consistent with past practice;

(vii) all Contracts establishing or otherwise providing for revenue, cost or profit-sharing joint ventures (whether in partnership, limited liability company or other organizational form);

(viii) all Contracts (excluding licenses for commercially available computer components or software that are generally available on nondiscriminatory pricing terms) under which the Company or any Company Subsidiary is granted any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents) with respect to any Intellectual Property of a Third Party embodied in or necessary for the use of any Company Product and which Contract is material to the Company and the Company Subsidiaries, taken as a whole;

(ix) all material Contracts (excluding non-exclusive licenses relating to sales, testing and evaluation of Company Products in the ordinary course of business or licenses for commercially available computer components or software that are generally available on nondiscriminatory pricing terms) under which the Company or any Company Subsidiary has granted to a Third Party any license, option or other right or immunity (including a covenant not to be sued or right to enforce or prosecute any Patents) with respect to any material Intellectual Property of the Company or any Company Subsidiary;

(x) all Contracts entered into since December 31, 2016, in connection with the settlement or other resolution of any Action that has any material continuing obligation (other than confidentiality obligations), liability or restriction on the part of the Company or the Company Subsidiaries;

(xi) any Contract for capital expenditures requiring future payments by the Company or the Company Subsidiaries in excess of $15,000,000 with respect to any project or series of projects;

(xii) any Contract that contains any provisions requiring the Company or any Company Subsidiary to indemnify any other party (excluding indemnities contained in agreements in connection with the purchase, sale or license of Company Products or indemnities in connection with receipt of products or services from vendors in the ordinary course of business), which indemnity is material to the Company and the Company Subsidiaries, taken as a whole;

(xiii) any Contract under which the Company or any Company Subsidiary has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in any Person in excess of $1,000,000; and

(xiv) any Contract (A) restricting or otherwise relating to the acquisition, issuance, voting, registration, sale or transfer of any securities, (B) providing any Person with any preemptive right, right of participation, right of maintenance or any similar right with respect to any Company Securities or (C) providing the Company or any of the Company Subsidiaries with any right of first refusal with respect to, or right to purchase or otherwise acquire, any securities, other than with respect to investments by the Company in an amount less than $5,000,000 in any Person.

(b) Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, as a whole, each Company Material Contract is a legal, valid and binding agreement and, to the knowledge of the Company, is in full force and effect and enforceable in accordance with its terms (except that (A) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (B) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought). Except as would not reasonably be expected to be material to the Company and the Company Subsidiaries, as a whole, (i) the Company or the Company Subsidiary, as applicable, is not in default under any Company Material Contract, has not committed or failed to perform any act that, and no circumstances exist and no event has occurred that, with or without notice, lapse of time, or both, would constitute a default under or would result in the acceleration of any obligation or loss of a benefit of the Company or a Company Subsidiary pursuant to, result in the creation of a Lien on any property or asset of the Company or any Company Subsidiary pursuant to, or give rise to a right of termination or cancellation pursuant to the Company Material Contract and (ii) to the knowledge of the Company, no other party is in breach or violation of, or default under, any Company Material Contract. The Company has made available to Parent true and complete copies of all Company Material Contracts, including any material amendments and supplements thereto.

Section 3.18 NASDAQ; No Other Listing. The Company is in compliance in all material respects with the applicable criteria for continued listing of the Company Shares on NASDAQ, including all applicable corporate governance rules and regulations. The Company Shares are not listed on any stock exchange other than NASDAQ.

Section 3.19 Insurance.

(a) The Company and each Company Subsidiary are, and continually since the later of December 31, 2015 or the date of acquisition by the Company with respect to any Company Subsidiary have been, insured against such losses and risks and in such amounts as are customary in the businesses in which they are engaged, except where the failure to be so insured would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(b) Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, with respect to each such insurance policy: (i) the policy is legal, valid, binding and enforceable in accordance with its terms and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) neither the Company nor any Company Subsidiary is in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice or both); and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.

Section 3.20 Brokers and Expenses. No agent, broker, finder or investment banker (other than the Company Financial Advisors) is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, the Company or any Company Subsidiary.

Section 3.21 Takeover Statutes. Assuming the accuracy of Parent’s representations and warranties in the first sentence of Section 4.8, no “fair price,” “moratorium,” “control share acquisition” or other anti-takeover Law or any anti-takeover provision in the Articles of Association is applicable to this Agreement and the Transactions.

Section 3.22 Affiliate Transactions. Other than compensation payable to officers and directors and employee expense reimbursement obligations and except to the extent not required to be disclosed pursuant to Item 404 of Regulation S-K promulgated under the Securities Act, there are no existing Contracts, transactions, Indebtedness or other arrangements between the Company or any Company Subsidiary, on the one hand, and any of the directors or officers of the Company and the Company Subsidiaries, on the other hand.

Section 3.23 Vote Required. The Company Shareholder Approval is the only vote of the holders of any class or series of the Company’s share capital necessary to approve the Merger and this Agreement.

Section 3.24 Opinion of Financial Advisors. The Company Board of Directors has received an opinion from Credit Suisse Securities (USA) LLC and J.P. Morgan Securities LLC (the “Company Financial Advisors”), to the effect that, as of the date of such opinion and based upon and subject to the various factors, qualifications, limitations and assumptions considered in connection with the preparation of the opinion, the Per Share Merger Consideration to be paid to holders of Company Shares (other than Company Shares held in treasury or owned by the Company or any Company Subsidiary or owned by the Parent, Merger Sub or any of their affiliates) in the Merger is fair, from a financial point of view, to such holders. The Company will make available to Parent on a non-reliance basis a copy of such written opinions as soon as practicable following the execution of this Agreement for informational purposes only.

Section 3.25 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article III (as qualified by the Company Disclosure Letter), none of the Company, any of its affiliates or any other Person on behalf of the Company makes any express or implied representation or warranty (and there is and has been no reliance by Parent, Merger Sub or any of their respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to the Company, the Company Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to Parent, Merger Sub or their respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither the Company nor any other Person will have or be subject to any liability or other obligation to Parent, Merger Sub or their Representatives or affiliates or any other Person resulting from Parent’s, Merger Sub’s or their Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to Parent, Merger Sub or their Representatives or affiliates, including any information made available in the electronic data room maintained by the Company for purposes of the Transactions, teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of Parent, Merger Sub or their respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article III (as qualified by the Company Disclosure Letter).

ARTICLE IV.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company as set forth below in this Article IV.

Section 4.1 Corporate Organization. Parent is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. Merger Sub is a corporation organized and validly existing, is wholly owned by Parent, and has the requisite corporate power and authority to own, lease and operate all of its properties and assets and to carry on its business as it is now being conducted. No proceedings have been commenced to strike Merger Sub from the Registry of Companies maintained by the Companies Registrar. Parent and Merger Sub are in good standing in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.2 Charter Documents and Bylaws. Parent has made available to the Company a complete and correct copy of the certificate of incorporation and bylaws, or equivalent organizational documents, each as amended to date (the certificate of incorporation and bylaws or equivalent organizational documents of a Person collectively referred to as “Charter Documents”) of Parent. Such Charter Documents are in full force and effect. Parent is not in material violation of any of the provisions of its Charter Documents. Merger Sub has made available to the Company a complete and correct copy of its Charter Documents. Such Charter Documents are in full force and effect. Merger Sub is not in material violation of any of the provisions of its Charter Documents.

Section 4.3 Authority Relative to this Agreement.

(a) Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution, delivery and performance of this Agreement by each of Parent and Merger Sub and the consummation of the Transactions by each of Parent and Merger Sub have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings (including any actions of Parent’s stockholders) on the part of Parent and Merger Sub are necessary to authorize this Agreement or to consummate the Transactions. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent, enforceable against Parent and Merger Sub in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding therefor may be brought.

(b) The Parent Board of Directors and the Merger Sub Board of Directors has adopted resolutions (i) determining that this Agreement and the Transactions are fair to, and in the best interests of, Parent, Merger Sub and their respective shareholders or other equityholders, as applicable and (ii) approving the Merger, the execution of this Agreement and the consummation of the Transactions, and the Board of Directors of Merger Sub has further (iii) determined that, considering the financial position of the merging companies, no reasonable concern exists that the Surviving Company will be unable to fulfill the obligations of Merger Sub to its creditors and (iv) resolved to recommend that Parent, as the sole shareholder of Merger Sub, approve the Merger, this Agreement and the consummation of the Transactions. Parent, as the sole shareholder of Merger Sub, approved this Agreement, the Merger and the other Transactions.

(c) No vote of, or consent by, the holders of any equity interests of Parent is necessary to authorize the execution, delivery and performance by Parent of this Agreement and the consummation of the Transactions or to approve the Merger, or otherwise required by Parent’s Charter Documents, applicable Law or any Governmental Authority in connection therewith.

Section 4.4 No Conflict; Required Filings and Consents.

(a) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, (i) conflict with or violate the Charter Documents of Parent or Merger Sub, (ii) assuming that all consents, approvals, authorizations and other actions described in Section 4.4(b) have been obtained and all filings and obligations described in Section 4.4(b) have been made, conflict with or violate any Law or Order applicable to Parent or Merger Sub or by which any property or asset of either of them is bound or affected, or (iii) result in any breach of or any loss of any benefit under, constitute a default (or an event that, with notice or lapse of time or both, would become a default or breach) under, result in the acceleration of any obligation of Parent or Merger Sub pursuant to, result in the creation of a Lien on a property or asset of Parent or Merger Sub pursuant to, or give rise to a right of termination or cancellation pursuant to, any material Contract of Parent or Merger Sub, except, in the case of clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences that, individually or in the aggregate, would not have a Parent Material Adverse Effect.

(b) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Authority, except (i) the filing of the Merger Proposal and Merger Notice with the Companies Registrar and all such other notices or filings required under the ICL, with respect to the consummation of the Merger and the issuance of the Certificate of Merger by the Companies Registrar, (ii) any filings as may be required under the rules and regulations of NASDAQ, (iii) the Securities Act, Exchange Act and Blue Sky Laws, (iv) the pre-merger notification requirements of the HSR Act, SAMR and similar requirements under other applicable Antitrust Laws, (v) filing of the IIA Notice and IIA Undertaking, and (vi) where the failure to obtain such consents, approvals, authorizations or permits of, or to make such filings, registrations with or notifications to, any Governmental Authority, would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.5 Absence of Litigation. As of the date of this Agreement, there is (a) no Action pending, and (b) to the knowledge of Parent, (i) no inquiry, audit or investigation by any Governmental Authority pending and (ii) no Action threatened against Parent or any Parent Subsidiary, or any property or asset of Parent or any Parent Subsidiary that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect. As of the date of this Agreement, neither Parent nor any Parent Subsidiary nor any property or asset of Parent or any Parent Subsidiary is subject to any continuing Order, settlement agreement or similar written agreement with any Governmental Authority, or any Order, determination or award of any Governmental Authority, in each case that contains ongoing obligations that would reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect.

Section 4.6 Information Supplied. The information supplied by Parent in writing specifically for inclusion in the Proxy Statement will not, as of the date the Proxy Statement is first mailed to the Company Shareholders, and at the time of the Company Special Meeting, contain any untrue statement of a material fact, or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not false or misleading. Notwithstanding the foregoing sentence, Parent makes no representation or warranty with respect to any information supplied by the Company or any of its Representatives for inclusion in the Proxy Statement. The information supplied by Parent for inclusion in the Proxy Statement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act, the Exchange Act, the rules and regulations thereunder, and any other applicable Laws.

Section 4.7 Ownership of Company Share Capital. Neither Parent, Merger Sub or any of their respective Subsidiaries owns, or at any time during the past three (3) years has owned, beneficially or otherwise, any Company Shares or Company Equity Awards or any outstanding securities of any Company Subsidiary (or any other economic interest through derivative securities or otherwise in the Company or any Company Subsidiary). None of the Persons referred to in Section 320(c) of the ICL with respect to Parent or Merger Sub owns any Company Shares.

Section 4.8 Sufficient Funds. At the Closing, Parent and Merger Sub will have all of the funds available as and when needed that are necessary to consummate the Merger and to perform their respective obligations under this Agreement. The obligations of Parent and Merger Sub hereunder are not subject to any condition regarding Parent’s or Merger Sub’s ability to obtain financing for the Merger and the Transactions contemplated by this Agreement.

Section 4.9 Brokers and Expenses. Except for Goldman Sachs & Co. LLC, whose fees will be paid by Parent, no agent, broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by, or on behalf of, Parent or any Parent Subsidiary.

Section 4.10 Operations of Merger Sub. The authorized share capital of Merger Sub consists solely of 1,000,000 ordinary shares, par value Israeli Agora (NIS 0.01) per share, all of which are issued and outstanding. All of the issued and outstanding shares of Merger Sub are, as of the date of this Agreement, and at the Effective Time will be, owned directly or indirectly by Parent. Merger Sub was formed solely for the purpose of engaging in the Transactions, including the Merger. Except for obligations or liabilities incurred in connection with its formation, this Agreement and the Transactions, Merger Sub has not and will not prior to the Effective Time have incurred, directly or indirectly, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any Person.

Section 4.11 No Other Representations or Warranties. Except for the representations and warranties expressly set forth in this Article IV, neither Parent nor Merger Sub, any of their affiliates or any other Person on behalf of Parent or Merger Sub makes any express or implied representation or warranty (and there is and has been no reliance by the Company or any of its respective affiliates, officers, directors, employees, accountants, consultants, legal counsel, investment bankers, advisors, representatives or authorized agents on any such representation or warranty) with respect to Parent, Merger Sub, the Parent Subsidiaries or their respective businesses or with respect to any other information provided, or made available, to the Company or its respective Representatives or affiliates in connection with the Transactions, including the accuracy or completeness thereof. Without limiting the foregoing, neither Parent nor any other Person will have or be subject to any liability or other obligation to the Company or its Representatives or affiliates or any other Person resulting from the Company or its Representatives’ or affiliates’ use of any information, documents, projections, forecasts or other material made available to the Company or its Representatives or affiliates, including any information made available in teasers, marketing materials, consulting reports or materials, confidential information memoranda, management presentations, functional “break-out” discussions, responses to questions submitted on behalf of the Company or its respective Representatives or in any other form in connection with the Transactions, unless and to the extent any such information is expressly included in a representation or warranty contained in this Article IV.

ARTICLE V.

COVENANTS RELATING TO CONDUCT OF BUSINESS PENDING THE MERGER

Section 5.1 Conduct of Business by the Company Pending the Closing. The Company agrees that between the date of this Agreement and the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, except (1) as set forth in Schedule 5.1, (2) as specifically permitted by this Agreement, (3) as required by Law or Order or (4) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), the Company shall and shall cause each Company Subsidiary to, conduct its business, in all material respects, in the ordinary course of business consistent with past practice, including, to the extent consistent therewith, using commercially reasonable efforts to preserve intact its and their present business organizations and to preserve its and their present relationships with customers, suppliers and other Persons with whom it and they have material business relations. Without limiting the generality of the foregoing, except (a) as expressly permitted by this Agreement, (b) as set forth in the subsection of Schedule 5.1 corresponding to the applicable subsection of this Section 5.1, (c) as required by Law or final Order or (d) as consented to in writing by Parent (which consent shall not be unreasonably withheld, delayed or conditioned), until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, the Company shall not and shall not permit any Company Subsidiary to:

(a) declare, accrue or pay any dividends on or make any distribution with respect to its outstanding shares (whether in cash, assets, shares or other securities of the Company or any Company Subsidiary), except dividends and distributions by a wholly owned Company Subsidiary to the Company or another wholly owned Company Subsidiary;

(b) split, combine, reduce or reclassify any of its share capital, except for any such transaction by a wholly owned Company Subsidiary that remains a wholly owned Company Subsidiary after consummation of such transaction;

(c) except as set forth in Schedule 5.1(c) or as required by the terms of this Agreement or any Company Plan in effect on the date of this Agreement and disclosed on Section 3.10(a) of the Company Disclosure Letter:

(i) grant, provide, amend or increase any retention or change in control payments or benefits to any employee or consultant;

(ii) grant, provide, amend or increase any severance payments or benefits to any employee or consultant, except with respect to employees, severance pursuant to the Company’s generally applicable severance policies or practices as in effect on the date of this Agreement and disclosed on Section 3.10(a) of the Company Disclosure Letter;

(iii) grant, provide, amend or increase the cash or equity compensation payable or to become payable to any of its current or former employees or individual independent contractors;

(iv) establish, adopt, enter into, amend or terminate any collective bargaining agreement or any other labor-related agreement with any labor union, labor organization or works council;

(v) establish, adopt, enter into, amend or terminate any Company Plan (or any arrangement that would be a Company Plan if in effect on the date hereof), other than ordinary course annual renewals of or modifications to Company Plans that are health or welfare plans consistent with past practice;

(vi) accelerate the vesting or payment date of any Company Equity Awards or accelerate any payment or benefit, or the funding of any payment or benefit, payable or to become payable under a Company Plan;

(vii) hire or retain any person for employment or to be a consultant with the Company or any Company Subsidiary at the level of vice president or above, other than to fill a position of vice president or higher that becomes vacant after the date of this Agreement, subject to the other limitations contained in this Section 5.1(c); or

(d) make any material change in its financial accounting policies or procedures or any of its methods of reporting income, deductions or other material items for financial accounting purposes, except as required by Law, GAAP or SEC policy;

(e) acquire, directly or indirectly (including by merger, consolidation, or acquisition of shares or assets or any other business combination), (i) any corporation, partnership, other business organization or any division thereof, or (ii) any investment in any other Person in an amount excess of $10,000,000 individually or $25,000,000 in the aggregate, including by purchase of capital stock or securities, contributions to capital, property transfers (other than between the Company and a wholly owned Subsidiary of the Company or between wholly owned Subsidiaries of the Company);

(f) amend the Articles of Association of the Company or the Charter Documents of any Company Subsidiary, except, in the case of Company Subsidiaries, for amendments that are advisable or necessary to dissolve the Company Subsidiaries set forth in Schedule 5.1(f);

(g) adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, recapitalization, restructuring or other reorganization of the Company or any of the Company Subsidiaries or alter through merger, liquidation, reorganization or restructuring the corporate structure of the Company and the Company Subsidiaries (other than the Merger or dissolution of the Company Subsidiaries set forth in Schedule 5.1(g));

(h) except as permitted by Section 5.1(c), issue, deliver, grant, sell, pledge, dispose of or encumber, or subject to any Lien (other than Permitted Liens) any shares or voting securities of the Company or any Company Subsidiary or any securities convertible into or exchangeable for any such shares or voting securities, or any rights, warrants or options to acquire any such shares or voting securities or any “phantom” stock, “phantom” stock rights, stock appreciation rights or stock based performance units, other than (i) issuances of Company Shares in respect of the exercise of purchase rights under the Company ESPP, upon the exercise of Company Options or the vesting and settlement of Company RSUs, in each case in accordance with their respective terms and the terms of this Agreement, and (ii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(i) directly or indirectly, purchase, redeem or otherwise acquire any shares in its capital or any rights, warrants or options to acquire any such shares in its capital, except for (i) acquisitions of Company Shares tendered by holders of Company Equity Awards in order to satisfy obligations to pay the exercise price and/or Tax withholding obligations with respect thereto, (ii) the acquisition by the Company of Company Equity Awards in connection with the forfeiture or cancellation of such awards and (iii) transactions between the Company and a wholly owned Company Subsidiary or between wholly owned Company Subsidiaries;

(j) (i) redeem, repurchase, prepay (other than prepayments of revolving loans), defease, incur, assume, endorse, guarantee or otherwise become liable for or modify in any material respects the terms of any Indebtedness for borrowed money or issue or sell any debt securities or calls, options, warrants or other rights to acquire any debt securities (directly, contingently or otherwise), except for (A) any Indebtedness among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries, (B) guarantees by the Company of Indebtedness of wholly owned Company Subsidiaries or guarantees by wholly owned Company Subsidiaries of Indebtedness of the Company or any wholly owned Company Subsidiary, which Indebtedness is incurred in compliance with this clause (j), (C) the incurrence of Indebtedness in an amount not to exceed $25,000,000 in aggregate principal amount and (D) any hedging obligations of the Company or any Company Subsidiary in the ordinary course of business consistent with past practice; (ii) make any loans or advances to any other Person, other than (A) in wholly-owned Company Subsidiaries, and (B) in respect of travel or other business expenses;

(k) (i) allow to lapse, encumber, sell, lease, license, transfer, assign, exchange, swap, abandon, pledge or otherwise waive or dispose of, or subject to any Lien (other than Permitted Liens), any of its properties, rights or assets, except for (A) sales of inventory or Company Products, or dispositions of obsolete or worthless equipment, in the ordinary course of business, (B) non-exclusive licenses of Intellectual Property in the ordinary course of business consistent with past practice, and (C) transactions among the Company and its wholly owned Company Subsidiaries or among wholly owned Company Subsidiaries; or (ii) release any Core Technology that is material to the business of the Company and the Company Subsidiaries, taken as a whole, under any Open Source Material license terms or use any Open Source Material in such a way that would require the release of any Core Technology that is material to the business of the Company and the Company Subsidiaries, taken as a whole, under any Open Source Material license terms;

(l) (i) settle, pay, discharge or satisfy any Actions other than (A) the payment, discharge or satisfaction, in the ordinary course of business and consistent with past practice, of liabilities reflected or reserved against in the Most Recent Company Balance Sheet in an amount that is less than the amount reserved or (B) those that do not involve the payment of money greater than the applicable amount set forth on Schedule 5.1(l) and in each case in the foregoing clause

(A) and (B), that does not involve the grant of equitable relief or otherwise impose any restriction on the Company’s or any Company Subsidiaries’ business, does not relate to any litigation brought by or on behalf of the Company Shareholders in connection with this Agreement or the Transactions and pursuant to which the Company and the Company’s Subsidiaries receive a full release of claims or (ii) institute any Action by the Company or any Company Subsidiary, other than for collections in the ordinary course of business consistent with past practice;

(m) (i) make (except for elections made in the ordinary course of business consistent with past practice) or change any material Tax election; (ii) change any Tax accounting period with respect to a material Tax or material method of Tax accounting; (iii) file any material amended Tax Return; (iv) settle or compromise any audit or proceeding relating to a material Tax or a material amount of Taxes; (v) except in the ordinary course of business consistent with past practice agree to an extension or waiver of the statute of limitations with respect to a material amount of Taxes; (vi) enter into any “closing agreement” within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. Law) with respect to any material Tax or surrender any right to claim a material Tax refund; or (vii) obtain a Tax pre-ruling other than as expressly contemplated by this Agreement;

(n) (i) enter into any Contract that if entered into prior to the date of this Agreement would have been a Company Material Contract described in subsections (iv), (vii), (ix), (xii), (xiii) or (xiv) of Section 3.17(a), (ii) modify or amend (or take any other action that would require disclosure under the Exchange Act with respect to) to the extent related to, or waive, release or assign any rights or claims under, any Company Material Contract described in subsections (iv), (vii), (ix), (xii), (xiii) or (xiv) of Section 3.17(a), or other than in the ordinary course of business any other Company Material Contract (subject to the other restrictions of this Section 5.1), (iii) enter into, modify, amend, waive, release or assign any rights or claims under any other Company Material Contract other than in the ordinary course of business consistent with past practice, but subject to any other restrictions imposed by this Section 5.1, or (iv) enter into any Contract that contains a “take or pay” or similar obligation;

(o) make any capital expenditures, except for (i) capital expenditures made in accordance with the Company’s annual budget and capital expenditure plan, copies of which have been made available to Parent or (ii) other capital expenditures in the ordinary course of business consistent with past practice not to exceed the Company’s anticipated 2019-2020 capital expenditure amount set forth on Schedule 5.1(o) by $5,000,000 in the aggregate;

(p) call or convene any general or special meeting of the Company Shareholders, or seek any action or other approval of or from the Company Shareholders, in each case with respect to a Competing Proposal or any action prohibited by this Section 5.1; or

(q) offer or agree, in writing or otherwise, to take any or authorize any of the foregoing actions.

Section 5.2 Solicitation by the Company.

(a) From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, and except as otherwise specifically provided for in this Agreement, the Company shall not and shall cause the Company Subsidiaries and its and their directors and officers not to, and the Company shall instruct its and their Representatives to not to on behalf of the Company: (i) solicit or initiate or knowingly facilitate or encourage any inquiry, proposal or offer that constitutes or would be reasonably expected to lead to a Competing Proposal or engage in any discussions or negotiations with respect thereto (other than, solely in response to an inquiry not solicited in breach of this Section 5.2, solely informing the Person making such inquiry of the existence of the provisions contained in this Section 5.2; provided, however, that the Company and its Representatives may communicate in writing with a Person making a Competing Proposal (and its Representatives) solely to clarify (and not negotiate) the material terms of such Competing Proposal for the purpose of the Company Board of Directors informing itself about the terms of such Competing Proposal); (ii) provide any information regarding, cooperate with, or provide access to the properties, personnel, books and records of, the Company or any Company Subsidiary to any Person or “group” (as defined under Section 13(d) of the Exchange Act) in connection with or under circumstances that would reasonably be expected to lead to a Competing Proposal, except as permitted by Section 5.2(c) below; (iii) approve endorse, or publicly recommend, or propose publicly to approve, endorse or recommend, any Competing Proposal; (iv) withdraw or change or qualify in a manner adverse to Parent, the Company Board Recommendation or fail to include the Company Board Recommendation in the Proxy Statement when disseminated to the Company Shareholders; (v) fail to publicly reaffirm the Company Board Recommendation within five (5) Business Days after receipt of a written request by Parent following a Competing Proposal (or modification to the financial terms thereof or modification of any other material term thereof) becoming publicly known, provided that the Company and its Representatives shall have no obligation to reaffirm the Company Board Recommendation more than once with respect to any Competing Proposal (with modification to the financial terms thereof or any other material term thereof constituting a new Competing Proposal); (vi) if a tender offer or exchange offer that constitutes a Competing Proposal is commenced, fail to publicly recommend against acceptance of such tender offer or exchange offer by the Company Shareholders within ten (10) Business Days after the commencement thereof (or any modification to the financial terms thereof or any other material terms thereof); (vii) enter into any letter of intent, memorandum of understanding, agreement in principle, merger agreement, acquisition agreement, option agreement, joint venture agreement, alliance agreement, partnership agreement or other similar Contract or understanding relating to any Competing Proposal (whether binding or nonbinding); or (viii) resolve or agree to do any of the foregoing (any act described in clauses (iii), (iv), (v) or (vi), this clause (viii) (to the extent related to clauses (iii), (iv), (v) or (vi)), above, a “Company Change of Recommendation”). Any violation of the restrictions contained in this Section 5.2(a) or in Section 5.2(b) by any of the Company’s Representatives shall be deemed to be a breach of this Section 5.2(a) or in Section 5.2(b), respectively, by the Company. The Company agrees that neither it, nor its affiliates, will enter into any agreement with any Third Party subsequent to the date of this Agreement which would prohibit the Company or any of its affiliates from providing any information to Parent in accordance with, or otherwise complying with, this Section 5.2.

(b) The Company shall immediately cease and shall cause the Company Subsidiaries and instruct its and their Representatives to promptly cease, any and all existing discussions, activities or negotiations with any Person conducted heretofore with respect to any Competing Proposal (including, if applicable, the termination within 24 hours of access to any data room established in connection therewith). Promptly following the date of this Agreement, the Company will request that each Person (other than Parent and its Representatives) that has, prior to the date of this Agreement, executed a confidentiality agreement in connection with its consideration of a Competing Proposal which has not terminated or expired pursuant to its terms to promptly return or destroy (and certify such destruction in writing) all non-public information furnished to such Person by or on behalf of the Company or any of the Company Subsidiaries prior to the date of this Agreement in accordance with the terms of such confidentiality agreement.

(c) Notwithstanding the limitations set forth in Section 5.2(a), if, after the date of this Agreement and prior to the Company Shareholder Approval being obtained, the Company receives an unsolicited bona fide written Competing Proposal and the Company Board of Directors determines in good faith after consultation with the Company’s outside legal counsel and financial advisor that such Competing Proposal constitutes a Superior Proposal or would reasonably be likely to lead to a Superior Proposal, then in either event the Company and its Representatives may: (i) furnish information (including nonpublic information) to the Person making such Competing Proposal, its Representatives and its potential sources of financing, if, and only if, prior to so furnishing such information, the Company receives (or has previously received) from such Person an executed Acceptable Confidentiality Agreement covering such Persons; and (ii) engage in discussions or negotiations with such Person, its Representatives and its potential sources of financing with respect to such Competing Proposal and any changes thereto, including by making counterproposals thereto. The Company will promptly provide to Parent any material nonpublic information concerning the Company or the Company Subsidiaries provided to any other Person in connection with any Competing Proposal that was not previously provided to Parent.

(d) The Company shall notify Parent promptly (but in no event later than two (2) Business Days) after, to the knowledge of the Company, the receipt of any Competing Proposal or any inquiry, indication, request or offer that would be reasonably expected to lead to a Competing Proposal, together with the identity of the Person making any such Competing Proposal inquiry, indication, request or offer, and provide Parent with a copy of the Competing Proposal, inquiry, indication, request or offer (or if the Competing Proposal, inquiry, indication, request or offer is not in writing, a written description of the material terms thereof), together with any material documents and proposed material terms relating to the financing thereof, if any. The Company shall (i) keep Parent reasonably informed on a prompt basis of the status of discussions relating to any Competing Proposal inquiry, indication, request or offer, and (ii) promptly provide to Parent written notice containing copies of correspondence, documents and other written materials sent by or provided to the Company, the Company Subsidiaries or any of their Representatives that describes any financial or other material terms or conditions of such Competing Proposal, inquiry, indication, request or offer (together with written summaries of any additional or modified material terms or conditions conveyed orally to or by the Company).

(e) Notwithstanding anything in this Section 5.2 or Section 5.3 to the contrary, at any time prior to the receipt of the Company Shareholder Approval, the Company Board of Directors may make a Company Change of Recommendation in response to a Company Intervening Event if, and only if, (i) the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that the failure to make a Company Change of Recommendation would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board of Directors to the Company Shareholders under Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law); provided, further, that the actions of the Company Board of Directors solely in making such determination and such determination shall not constitute a Company Change of Recommendation or a violation of this Section 5.2, (ii) the Company has provided Parent with a written notice (a “Company Intervening Event Notice”) of such determination, stating that such notice constitutes a Company Intervening Event Notice, providing a description of the material facts and circumstances giving rise to the Company Intervening Event, and that the Company Board of Directors intends to effect a Company Change of Recommendation (provided, however, that the sole action of giving such Company Intervening Event Notice and of the Company Board of Directors in authorizing and disclosing (to the extent legally required) such Company Intervening Event Notice shall not constitute a Company Change of Recommendation or a violation of this Section 5.2) and (iii) during the period commencing on the date of Parent’s receipt of the Company Intervening Event Notice and ending at 5:00 p.m. California time on date that is the fourth (4th) Business Day thereafter, has made its Representatives reasonably available for the purpose of engaging in discussions and negotiations with Parent and its Representatives (to the extent Parent desires to negotiate) regarding a possible amendment to this Agreement and has considered in good faith any proposals made by Parent, and after taking account of Parent’s proposals, if any, the Company Board of Directors again makes the determination set forth in Section 5.2(e)(i).

(f) Notwithstanding anything in this Section 5.2 or Section 5.3 to the contrary, at any time prior to the receipt of the Company Shareholder Approval, the Company Board of Directors may in response to its receipt after the date of this Agreement of a bona fide written Competing Proposal, make a Company Change of Recommendation or terminate this Agreement to enter into a definitive written agreement providing for such Competing Proposal pursuant to Section 8.1(h) if, and only if, (i) the Company Board of Directors has determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that (x) such Competing Proposal constitutes a Superior Proposal, after giving effect to all of the adjustments to the terms of this Agreement which may have been offered by Parent prior to the determination by the Company Board of Directors, and (y) the failure to make such Company Change of Recommendation or to terminate this Agreement would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board of Directors to the Company Shareholders under Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law); provided, further, that the actions of the Company Board of Directors solely in making such determination and such determination shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement, (ii) the Company has provided Parent with a written notice (a “Company Notice”) of such determination, stating that such notice constitutes a Company Notice, stating whether the Company Board of Directors intends to effect a Company Change of Recommendation or the Company intends to terminate this Agreement, and describing in reasonable detail the reasons for such Company Change of Recommendation or termination (provided, however, that the sole action of giving such Company Notice and of the Company Board of Directors in authorizing and disclosing (to the extent legally required) such Company Notice shall not constitute a Company Change of Recommendation, a violation of this Section 5.2 or a termination of this Agreement), (iii) the Company has provided Parent with the material agreements and documents relating to such

Competing Proposal (including the financing thereof), and (iv) during the period commencing on the date of Parent’s receipt of the Company Notice and ending at 5:00 p.m. California time on date that is the fourth (4th) Business Day thereafter, the Company has made its Representatives reasonably available for the purpose of engaging in discussions and negotiations with Parent and its Representatives (to the extent Parent desired to negotiate) regarding a possible amendment to this Agreement and has considered in good faith any written proposals made by Parent that if accepted by the Company would be binding upon Parent, and after taking account of Parent’s proposals, if any, the Company Board of Directors again makes the determination set forth in Section 5.2(f)(i). Following receipt by Parent of a Company Notice, if the financial or other material terms of such Competing Proposal are amended prior to the Company Board of Directors making a Company Change of Recommendation or terminating this Agreement in accordance with the foregoing sentence, the Company will deliver to Parent a new Company Notice prior to the Company Board of Directors making a Company Change of Recommendation or terminating this Agreement in accordance with the foregoing sentence, provided that the period of negotiation provided in Section 5.2(f)(iv) shall instead end at 5:00 p.m. local time in California on the second (2nd) Business Day immediately following Parent’s receipt of such Company Notice, but no such new Company Notice shall shorten the original five (5) Business Day notice period.

(g) Nothing contained in this Section 5.2 shall prohibit the Company or the Company Board of Directors from (i) disclosing to the Company Shareholders a position contemplated by Rules 14d-9 or 14e-2(a) promulgated under the Exchange Act (or any communication required under Israeli Law with substantially similar content) or a position contemplated by Section 329 of the ICL, or (ii) making any disclosure to the Company Shareholders if the Company Board of Directors has reasonably determined in good faith after consultation with the Company’s outside legal counsel and financial advisor that the failure to do so would be reasonably likely to be inconsistent with the fiduciary duties of the members of the Company Board of Directors to the Company Shareholders under Israeli Law (provided, however, that in order to determine the appropriate standards that would apply to such fiduciary duties, the Company Board of Directors may also consider and act on the basis of the fiduciary duties owed by a board of directors to the shareholders of a company under Delaware Law); provided, further, that any such disclosure referred to in clauses (i) or (ii) that relates to a Competing Proposal shall be deemed to be a Company Change of Recommendation unless (x) the Company Board of Directors expressly reaffirms the Company Board Recommendation in such disclosure or (y) such disclosure is a “stop, look and listen” communication to the Company Shareholders pursuant to Rule 14d-9(b) promulgated under the Exchange Act, or any communication under Israeli Law with substantially similar content; provided, further, that this Section 5.2(g) shall not permit the Company Board of Directors to make a Company Change of Recommendation except to the extent permitted by Section 5.2(e) or Section 5.2(f).

Section 5.3 Preparation of the Proxy Statement; Company Special Meeting.

(a) As promptly as reasonably practicable following the date of this Agreement (and in any event within thirty (30) Business Days after the date of this Agreement), the Company shall prepare and cause to be filed with the SEC the Proxy Statement in preliminary form. Each of the Company and Parent shall furnish all information concerning itself, its affiliates and the holders of its shares to the other and provide such other assistance as may be reasonably requested by such other Party in connection with the preparation, filing and distribution of the Proxy Statement. The

Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Proxy Statement, and shall, as promptly as reasonably practicable after receipt thereof, provide Parent with copies of all correspondence between it and its Representatives, on one hand, and the SEC, on the other hand, and all written comments with respect to the Proxy Statement received from the SEC and advise Parent of any oral comments with respect to the Proxy Statement received from the SEC. The Company shall respond as promptly as practicable to any comments from the SEC with respect to the Proxy Statement. Notwithstanding the foregoing, prior to mailing the Proxy Statement (or any amendment or supplement thereto) or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and comment on such document or response in advance and include any such reasonable comments in the Proxy Statement, except to the extent such disclosures relate to a Competing Proposal.

(b) If, at any time prior to the receipt of the Company Shareholder Approval, any information relating to the Company or Parent, or any of their respective affiliates, is discovered by the Company or Parent that, in the reasonable judgment of the Company or Parent, should be set forth in an amendment of, or a supplement to, the Proxy Statement, so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading, the Party that discovers such information shall promptly notify the other Parties, and the Company and Parent shall cooperate in the prompt filing with the SEC of any necessary amendment of, or supplement to, the Proxy Statement and, to the extent required by Law, in disseminating the information contained in such amendment or supplement to the Company Shareholders. Nothing in this Section 5.3(b) shall limit the obligations of any Party under Section 5.3(a).

(c) The Company shall, in accordance with applicable Law and the Company Governing Documents, establish a record date for, duly call, publish the notice of and schedule the Company Special Meeting (the “Notice Date”) as promptly as reasonably practicable after the date of this Agreement. Subject to compliance with applicable Law, the Company shall as promptly as reasonably practicable (and in any event within five (5) Business Days) after the Proxy Statement is approved, or deemed to have been approved by the SEC for dissemination to the Company Shareholders in accordance with Rule 14a-6(a) promulgated under the Exchange Act, mail the Proxy Statement to the Company Shareholders and, unless the Company Board of Directors shall have made a Company Change of Recommendation in accordance with Section 5.2, use its reasonable best efforts to solicit and obtain the Company Shareholder Approval. The Company shall comply with the notice requirements applicable to the Company in respect of the Company Special Meeting pursuant to the ICL and the regulations promulgated thereunder and the Articles of Association. The Company shall consult with Parent regarding the date of the Company Special Meeting, which, subject to the terms of the next sentence relating to postponement and adjournment thereof, shall be held no earlier than thirty-five (35) days, and not later than forty-five (45) days, following the Notice Date. The Company shall not include any proposals in the Proxy Statement other than those permitted by this Agreement to be considered at the Company Special Meeting without the prior written consent of Parent. Notwithstanding the foregoing provisions of this Section 5.3(c), the Company shall not adjourn, postpone or delay the Company Special Meeting without the prior consent of Parent, except that it may do so if and to the extent that: (i) there are holders of an insufficient number of Company Shares present or represented by a proxy at the Company Special Meeting to constitute a quorum at the Company Special Meeting; (ii) the Company has not received proxies representing a sufficient number of Company Shares to obtain the Company Shareholder Approval; (iii) such adjournment, postponement, delay or cancellation is required by applicable Law or a request from the SEC or its staff; or (iv) in the good faith judgment of the Company Board of Directors (after consultation with its outside legal advisors), the failure to adjourn, postpone or delay the Company Special Meeting would be reasonably likely to not allow sufficient time under applicable Laws for the distribution of any required or appropriate supplement or amendment to the Proxy Statement; provided, however, that without the prior written consent of Parent, (1) no single such adjournment or postponement shall be for more than five (5) Business Days and (2) in no event may the Company Special Meeting be postponed to later than the date that is fifteen (15) Business Days after the date for which the Company Special Meeting was originally scheduled. In the event that Parent or any Person listed in Section 320(c) of the ICL casts any votes in respect of the Merger, Parent shall disclose to the Company its interest in the Company Shares so voted. At the Company Special Meeting, Parent and Merger Sub shall disclose to the Company its interest in the Company Shares so voted. At the Company Special Meeting, Parent and Merger Sub shall cause any Company Shares owned by them and their affiliates (if any) to be voted in favor of the approval of the Transactions. Without limiting the generality of the foregoing, unless this Agreement has been terminated in accordance with its terms, the Company shall submit this Agreement for approval by at the Company Shareholders at the Company Special Meeting whether or not a Company Change of Recommendation shall have occurred or a Competing Proposal shall have been publicly announced; provided that the Proxy Statement shall include, if applicable, the disclosure of the Company Change of Recommendation in accordance with Section 5.2.

Section 5.4 Merger Proposal; Certificate of Merger.

(a) Subject to the ICL, as promptly as practicable following the date hereof, the Company and Merger Sub, as applicable, shall take the following actions within the timeframes set forth herein; provided, however, that any such actions or the timeframe for taking such action shall be subject to any amendment in the applicable provisions of the ICL (and in case of an amendment thereto, such amendment shall automatically apply so as to amend this Section 5.4(a) accordingly): (i) the Company and Merger Sub shall cause a merger proposal (in the Hebrew language) (the “Merger Proposal”) to be prepared and executed in accordance with Section 316 of the ICL; (ii) the Company and Merger Sub shall deliver the executed Merger Proposal to the Companies Registrar within three (3) days from the calling of the Company Special Meeting; (iii) the Company and Merger Sub, as applicable, shall cause a copy of the Merger Proposal to be delivered to its secured creditors, if any, no later than three (3) days after the date on which the Merger Proposal is delivered to the Companies Registrar; (iv) promptly after the Company and Merger Sub, as applicable, shall have complied with the preceding sentence and with clauses (A) and (B) of this Section 5.4(a), but in any event no more than three (3) days following the date on which such notice was sent to the creditors, the Company and Merger Sub, as applicable, shall inform the Companies Registrar, in accordance with Section 317(b) of the ICL, that notice was given to their respective creditors, if any, under Section 318 of the ICL; (v) each of the Company and, if applicable, Merger Sub, shall: (A) publish a notice, with respect to subsection (x) to its creditors, stating that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at the office of the Companies Registrar, the Company’s registered office or Merger Sub’s registered offices, as applicable, and at such other locations as the Company or Merger Sub, as applicable, may determine, in (x) two (2) daily Hebrew newspapers, on the day that the Merger Proposal is submitted to the Companies Registrar, and (y) in a popular newspaper in New York as may be required by applicable Law, within three (3) Business Days from the date of submitting the Merger Proposal to the Companies Registrar; (B) if applicable, within four (4) Business Days from the date of submitting the Merger Proposal to the Companies Registrar, send a notice by registered mail to all of the “Substantial Creditors” (as such term is defined in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL) that the Company or Merger Sub, as applicable, is aware of, in which it shall state that a Merger Proposal was submitted to the Companies Registrar and that the creditors may review the Merger Proposal at such additional locations, if such locations were determined in the notice referred to in the immediately preceding clause (A); and (C) send to the Company’s “employees committee” (Va’ad Ovdim) or display in a prominent place at the Company’s premises a copy of the notice published in a daily Hebrew newspaper (as referred to in clause (A)(x) of this Section 5.4(a)), no later than three (3) Business Days following the day on which the Merger Proposal was submitted to the Companies Registrar; (vi) not later than three (3) days after the date on which the Company Shareholder Approval is received, the Company shall (in accordance with Section 317(b) of ICL and the regulations thereunder) inform the Companies Registrar of such approval; and (vii) subject to the satisfaction or waiver of the last of the conditions set forth in Article VII to be satisfied or (to the extent permitted) waived (other than any such conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or (to the extent permitted) waiver of such conditions at the Closing), in accordance with the customary practice of the Companies Registrar, the Company and Merger Sub shall request that the Companies Registrar declare the Merger effective and issue the Certificate of Merger upon such date as the Company and Merger Sub shall advise the Companies Registrar. For the avoidance of doubt, and notwithstanding any provision of this Agreement to the contrary, it is the intention of the Parties that the Merger shall be declared effective and the Certificate of Merger shall be issued on the Closing Date, as a condition to the Closing taking place. For purposes of this Section 5.4(a), “Business Day” shall have the meaning set forth in the Israeli Companies Regulations (Merger) 5760-2000 promulgated under the ICL.

(b) The sole shareholder of Merger Sub has approved the Merger. No later than three (3) days after the date of such approval, Merger Sub shall (in accordance with Section 317(b) of the ICL and the regulations thereunder) inform the Companies Registrar of such approval.

ARTICLE VI.

ADDITIONAL AGREEMENTS

Section 6.1 Access; Confidentiality; Notice of Certain Events.

(a) From the date of this Agreement until the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, to the extent permitted by applicable Law, the Company shall, and shall cause each of the Company Subsidiaries to, afford to Parent and its Representatives reasonable access during normal business hours and upon reasonable advance notice to all of their properties, offices, books, contracts, commitments, personnel and records, and, during such period the Company shall, and shall cause each of the Company Subsidiaries to, furnish reasonably promptly to Parent all existing information (financial or otherwise) concerning its business, properties and personnel as Parent may reasonably request.

Notwithstanding the foregoing, the Company shall not be required by this Section 6.1 to provide Parent or its Representatives with access to or to disclose information (i) that is subject to the terms of a confidentiality agreement with a Third Party entered into prior to the date of this Agreement or entered into after the date of this Agreement in the ordinary course of business consistent with past practice, (ii) the disclosure of which would reasonably be expected to violate or conflict with any Law, including Antitrust Laws, or (iii) that is subject to any attorney-client or attorney work product or other legal privilege; provided for (i) through (iii) that the Company will inform Parent of the general nature of the document or information being withheld and reasonably cooperate with Parent to provide such document or information in a manner that would not result in a violation of Law or any such contractual restraint or the loss or waiver of such privilege. Parent will reasonably minimize any disruption to the businesses of the Company that may result from the requests for access, data and information hereunder.

(b) Notwithstanding the foregoing in this Section 6.1 or as set forth in Section 6.2, the Company may, as it deems necessary based on the advice of its outside counsel, reasonably designate any competitively sensitive material provided under this Section 6.1 or under Section 6.2 as either “Antitrust Counsel Only Material” or “Antitrust Restricted Material.” Antitrust Counsel Only Material and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Antitrust Restricted Material and the information contained therein shall be given only to outside antitrust counsel and other outside Representatives of the recipient and employees, officers or directors of the recipient approved by the Company based on the advice of its outside counsel, and will not be disclosed by such Persons to other employees, officers or directors of the recipient unless express permission is obtained in advance from the Company or its legal counsel. Anything to the contrary contained in this Section 6.1 or in Section 6.2 notwithstanding, materials provided pursuant to this Section 6.1 or Section 6.2 may be redacted (i) to remove references concerning the valuation of the Company and the Merger, and (ii) as reasonably contemplated by Sections 6.1(a)(i), (ii) or (iii), but subject to the proviso thereof.

(c) Parent will hold, and will cause its Representatives and affiliates to hold, any nonpublic information, including any information exchanged pursuant to this Section 6.1 or Section 6.2, in confidence to the extent required by and in accordance with, and will otherwise comply with, the terms of the Confidentiality Agreement.

(d) The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, (i) of any notice or other communication received by such Party from any Governmental Authority in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Company, the Surviving Company or Parent, (ii) of any Action commenced or, to the knowledge of the Company or the knowledge of Parent, threatened against, such Party or any of its Subsidiaries or otherwise relating to, involving or affecting such Party or any of its Subsidiaries, in each case in connection with, arising from or otherwise relating to the Transactions, and (iii) upon becoming aware of the occurrence or impending occurrence of any event or circumstance relating to it or any of the Company Subsidiaries or the Parent Subsidiaries, respectively, which would reasonably be expected, individually or in the aggregate, to result in the failure to be satisfied of any of the conditions to the other Party’s obligation to effect the Merger or that would reasonably be expected to prevent or materially delay or impede the consummation of the Transactions; provided, however, that the delivery of any notice pursuant to this Section 6.1(d) shall not cure any breach of any representation or warranty requiring disclosure of such matter prior to the date of this Agreement or otherwise limit or affect the remedies available hereunder to any Party.

Section 6.2 Reasonable Best Efforts.

(a) Subject to the terms and conditions of this Agreement, each Party will use its reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the Merger and the other Transactions as soon as practicable after the date of this Agreement, including (x) prepare and file, in consultation with the other Party and as promptly as reasonably practicable and advisable after the date of this Agreement, all documentation to effect all necessary applications, notices, petitions, filings and other documents and to obtain as promptly as reasonably practicable all waiting period expirations or terminations, registrations, Permits and authorizations necessary or advisable to be obtained from any Specified Antitrust Authority in order to consummate the Merger or any of the other Transactions and (y) take all steps as may be reasonably necessary to obtain all waiting period expirations or terminations, registrations, Permits and authorizations of any Specified Antitrust Authority. In furtherance and not in limitation of the foregoing, each Party agrees (i) to make all necessary applications, notices, petitions and filings required with respect to this Agreement or the Transactions (A) in connection with the pre-merger notification under the HSR Act as promptly as practicable but in no case later than ten (10) Business Days after execution of this Agreement, (B) in connection with the pre-merger notification under the Anti-Monopoly Law of the People’s Republic of China as promptly as reasonably practicable and (C) with the Specified Antitrust Authorities (other than in the United States and China) (the foregoing (A) through (C), the “Antitrust Approvals”) as promptly as reasonably practicable after the execution of this Agreement (in each case, unless another date is mutually agreed between the Parties), or where the ability to control timing of the application, notice, petition or filing is not within the control of the submitting Party, commence pre-submission consultation procedures for, any applications notices, petitions or filings with the Specified Antitrust Authorities (and thereafter make any other required submissions and respond as promptly as reasonably practicable to any requests for additional information or documentary material), and (ii) to promptly determine whether any other filings are required to be made with, and whether any other consents, approvals, permits or authorizations are required to be obtained from, any Governmental Authority under any other applicable Law in connection with the Transactions, and if so, to prepare and file any such filings and to seek any such other consents, approvals, permits or authorizations (the filings described in the foregoing clauses (i) through (ii) collectively, “Regulatory Filings”).

(b) In connection with, and without limiting, the efforts or the obligations of the Parties under Section 6.2(a), each of Parent and the Company shall, to the extent permitted by applicable Law and not prohibited by the applicable Governmental Authority and subject to all applicable privileges (including the attorney client privilege), (i) cooperate and coordinate with the other in the making of Regulatory Filings (including, to the extent permitted by applicable Law and subject to the provisions of Section 6.1(b), providing copies, or portions thereof, of all such documents to the non-filing Parties prior to filing and considering all reasonable additions, deletions or changes suggested in connection therewith) and in connection with resolving any investigation, request or other inquiry of any Governmental Authority under any applicable Law with respect to any such filing, (ii) supply the other with any information and reasonable assistance that may be required or reasonably requested in connection with the making of such Regulatory Filings, and (iii) supply, within the time allowed, any additional or supplemental information that may be required or reasonably requested by the Federal Trade Commission (the “FTC”), the DOJ, the Israeli Competition Authority (the “ICA”), the Anti-Monopoly Bureau of the State Administration for Market Regulation in the People’s Republic of China (“SAMR”) and any Specified Antitrust Authority.

(c) As soon as practicable after the date of this Agreement, and no later than fifteen (15) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the Investment Center an application to obtain the Investment Center Approval. Without limiting the generality of Section 6.2(a) and Section 6.2(b), each of the Company and Parent shall cause their respective Israeli counsel, advisors and accountants to coordinate all activities, and to cooperate with each other, with respect to the preparation and filing of such application and in the preparation of any written or oral submissions that may be necessary, proper or advisable to obtain the Investment Center Approval. Subject to the terms and conditions of this Agreement, the Company, Parent and Merger Sub shall use reasonable best efforts to promptly take, or cause to be taken, all reasonable action and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to obtain the Investment Center Approval, as promptly as reasonably practicable.

(d) Each of Parent and Merger Sub (and their respective affiliates, if applicable), on the one hand, and the Company (and the Company Subsidiaries, if applicable), on the other hand, shall, to the extent practicable and unless prohibited by applicable Law or by the applicable Governmental Authority and subject to all applicable privileges (including the attorney client privilege), promptly inform the other of any material communication from any Governmental Authority regarding any of the Transactions in connection with any Regulatory Filings or investigations with, by or before any Governmental Authority relating to this Agreement or the Transactions, including any Actions initiated by a private party. If any Party or Subsidiary or other affiliate thereof shall receive a request for additional information or documentary material from any Governmental Authority with respect to a Regulatory Filing, then such Party shall use its reasonable best efforts to make, or cause to be made, as soon as reasonably practicable, an appropriate response in compliance with such request. In connection with and without limiting the foregoing provisions of this Section 6.2(d), to the extent reasonably practicable and unless prohibited by applicable Law or by the applicable Governmental Authority, the Parties will (i) give each other reasonable advance notice of all meetings with any Governmental Authority relating to the Merger or any other Transactions, (ii) give each other an opportunity to participate in each of such meetings, (iii) keep the other Party reasonably apprised with respect to any material communications with any Governmental Authority regarding the Merger or any other Transactions, (iv) cooperate in the filing of any analyses, presentations, memoranda, briefs, arguments, opinions or other written communications explaining or defending the Merger or any other Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Governmental Authority, (v) provide each other with a reasonable advance opportunity to review and comment upon, and consider in good faith the views of the other with respect to, all material written communications (including applications, analyses, presentations, memoranda, briefs, arguments and opinions) with a Governmental Authority regarding the Merger or any other Transactions and (vi) provide each other (or counsel of each Party, as appropriate) with copies of all material written communications to or from any Governmental Authority relating to the Merger or any other Transactions. Any such disclosures, rights to participate or provisions of information by one Party to the other may be made on a counsel-only basis to the extent required under applicable Law and the provisions of Section 6.1(b). Anything to the contrary contained in this Section 6.2 notwithstanding, materials provided pursuant to this Section 6.2 may be redacted to remove such information as the Company is not obligated to provide under Section 6.2(b) and references concerning the valuation of the Company determined by Parent.

(e) The Parties agree that it is Parent’s primary right to devise and implement the strategy for all filings, notifications, submissions and communications in connection with any filing, notice, petition, statement, registration, submission of information, application or similar filing subject to this Section 6.2 after consulting with, and taking into account in good faith any comments of, the Company relating to such strategy.

(f) If any Action is instituted challenging any transaction contemplated by this Agreement as in violation of the HSR Act or any similar Law, the Parties shall cooperate and use reasonable best efforts to contest and resist any such Action, and shall use their reasonable best efforts to support one another in contesting and resisting any such Action, and shall use their reasonable best efforts to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other governmental Order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents, limits or restricts consummation of the Transactions, unless the Company and Parent, after good faith consultation, jointly decide that litigation is not in their respective best interests.

(g) In furtherance to and not in limitation of the foregoing, Parent, the Company and their respective Subsidiaries shall use their reasonable best efforts to take or cause to be taken all lawful actions necessary to obtain the Antitrust Approvals of the Merger or the Transactions or the expiration or termination of any applicable waiting periods (and any extension thereof) in connection therewith in order for the Parties to consummate the Transactions as promptly as reasonably practicable and in any event prior to the Outside Date (as the same may be extended), including (i) proposing, negotiating, committing to, and/or effecting, by consent decree, hold separate order, or otherwise, the sale, divestiture, transfer, license, disposition, or hold separate (through the establishment of a trust or otherwise) of the assets, properties, or businesses to be acquired pursuant to this Agreement as are required to be divested in order to avoid the entry of any lawful decree, judgment, injunction (permanent or preliminary), or any other lawful Order that would make the Transactions unlawful or would otherwise materially delay or prevent the consummation of the Transactions, (ii) terminating, modifying, or assigning existing relationships, Contracts, or obligations relating to any assets, properties, or businesses to be acquired pursuant to this Agreement, or (iii) changing or modifying any course of conduct regarding future operations of the assets, properties, or businesses to be acquired pursuant to this Agreement (all such actions referenced in clauses (i) through (iii), “Antitrust Remedies”); provided, however, that notwithstanding anything to the contrary set forth in this Agreement, Parent and the Parent Subsidiaries shall not, except as provided on Schedule 6.2(g), be obligated to, and the Company and the Company Subsidiaries shall not, without Parent’s prior written approval, propose, negotiate, commit to, effect or undertake any Antitrust Remedies (x) that would reasonably be anticipated to have a material adverse impact on the business of the Company and the Company Subsidiaries taken as a whole following the Merger, (y) with respect to the Company’s Core Technology, or (z) with respect to the assets, properties or business of Parent or Parent’s Subsidiaries (other than, after the Effective Time, the Company and the Company Subsidiaries).

(h) Notwithstanding anything to the contrary in this Section 6.2, neither Parent or Merger Sub, on the one hand, nor the Company, on the other hand, shall be required to (and the Company and Company Subsidiaries shall not, without Parent’s prior consent) agree to any term or take or omit to take any action in connection with obtaining the approval of any Governmental Authority that is not conditioned upon the consummation of the Merger and the other Transactions.

(i) Each of Parent and the Company shall use its reasonable best efforts to obtain all consents, waivers, authorizations and approvals of all third parties (other than Governmental Authorities, which are the subject of clauses (a)-(h) above) necessary, proper or advisable in connection with the consummation of the Transactions and to provide any notices to third parties required to be provided by them prior to the Effective Time.

Section 6.3 Publicity. Parent and the Company have agreed upon the initial joint press release with respect to the execution of this Agreement, and will issue such press release promptly following the execution of this Agreement. From and after the date of this Agreement until the earlier of the Effective Time or the date, if any, on which this Agreement is terminated pursuant to Section 8.1, so long as this Agreement is in effect, neither the Company nor Parent, nor any of their respective affiliates, shall issue or cause the publication of any press release or any public announcement with respect to the Transactions or this Agreement without the prior consent of the other Party (such consent not to be unreasonably withheld, conditioned or delayed), unless such Party determines, after consultation with outside counsel, that it is required by applicable Law or by any listing agreement with or the listing rules of a national securities exchange or trading market to issue or cause the publication of any press release or any public announcement with respect to the Transactions or this Agreement, in which event such Party shall endeavor, on a basis reasonable under the circumstances, to provide a meaningful opportunity to the other Party to review and comment upon such press release or public announcement in advance and shall give due consideration to all reasonable additions, deletions or changes suggested thereto. Notwithstanding the foregoing provisions of this Section 6.3, (i) Parent and the Company may make press releases and other public announcements concerning this Agreement or the Transactions that consist solely of information previously disclosed in all material respects in previous press releases and other public announcements made by Parent and/or the Company in compliance with this Section 6.3, (ii) Parent and the Company may make public statements in response to specific questions by the press, analysts, investors or those attending industry conferences or financial analyst conference calls, so long as any such statements consist solely of information previously disclosed in all material respects in previous press releases, public disclosures or public statements made by the Company or Parent in compliance with this Section 6.3 and do not reveal material, non-public information regarding the other Parties, this Agreement or the Transactions, (iii) the Company shall not be required to provide any review or comment to Parent regarding any statement, release or disclosure made by the Company or its Representatives that does not reveal material, non-public information regarding the Parties, this Agreement or the Transactions in response to or in connection with the receipt and existence of a Competing Proposal, the consideration of making a

Company Change of Recommendation or any matters related thereto, and (iv) Parent shall not be required to provide any review or comment to the Company regarding any statement, release or disclosure made by the Parent or its Representatives that does not reveal material, non-public information regarding the Company or the Company Subsidiaries, this Agreement or the Transactions in response to or in connection with the Company’s receipt and existence of, or disclosure in relation to, a Competing Proposal, or any matters related thereto.

Section 6.4 Directors’ and Officers’ Insurance and Indemnification.

(a) From and after the Effective Time, the Surviving Company shall (and Parent shall cause the Surviving Company to) indemnify and hold harmless all past and present directors and officers of the Company or any Company Subsidiary and each Person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise at the request or for the benefit of the Company or any Company Subsidiary (collectively, together with such Persons’ heirs, executors, administrators and assigns, the “Covered Persons”) to the fullest extent permitted by Law, against any costs and expenses (including advancing attorneys’ fees and expenses in advance of the final disposition of any claim, suit, proceeding or investigation to each Covered Person to the fullest extent permitted by Law), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any actual or threatened Action or investigation, whether civil, criminal, administrative or investigative, arising out of acts or omissions occurring at or prior to the Effective Time (including acts or omissions in connection with such Persons serving as an officer, director or other fiduciary in any entity at the request or for the benefit of the Company). Without limiting the foregoing, from and after the Effective Time, Parent, the Company and the Surviving Company shall indemnify and hold harmless the Covered Persons to the fullest extent permitted by Law, for acts or omissions occurring in connection with the process resulting in and the adoption and approval of this Agreement and the consummation of the Transactions. From and after the Effective Time, Parent, the Company and the Surviving Company shall advance expenses (including reasonable legal fees and expenses) incurred in the defense of any Action or investigation with respect to the matters subject to indemnification pursuant to this Section 6.4(a) in accordance with the procedures (if any) set forth in the Articles of Association, the certificate of incorporation and bylaws, or other organizational or governance documents, of any Company Subsidiary, and indemnification agreements, if any, in existence on the date of this Agreement. In the event of any such Action or investigation, Parent, the Company and the Surviving Company shall cooperate with the Covered Person in the defense of any such Action or investigation.

(b) For not less than seven (7) years from and after the Effective Time, the articles of association of the Surviving Company and the Charter Documents of each Company Subsidiary shall contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Articles of Association and the Charter Documents of each Company Subsidiary. Notwithstanding anything herein to the contrary, if any Action or investigation (whether arising before, at or after the Effective Time) is made against any Covered Person with respect to matters subject to indemnification hereunder on or prior to the seventh anniversary of the Effective Time, the provisions of this Section 6.4(b) shall continue in effect until the final disposition of such Action or investigation. Following the Effective Time, the indemnification agreements, if any, in existence on the date of this Agreement with any of the directors, officers or employees of the Company or any Company Subsidiary shall be assumed by the Surviving Company, without any further action, and shall continue in full force and effect in accordance with their terms.

(c) For not less than seven (7) years from and after the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain for the benefit of the Covered Persons, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event not less favorable in the aggregate than the existing policies of the Company and the Company Subsidiaries relating to errors and omissions of directors and officers or, if substantially equivalent insurance coverage is unavailable, the best available coverage; provided, however, that the Surviving Company shall not be required to pay an annual premium for the D&O Insurance in excess of 300% of the last annual premium paid prior to the date of this Agreement, but in such case shall purchase as much coverage as is available for such amount. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid policies have been obtained prior to the Effective Time (which the Company shall use its reasonable best efforts to purchase prior to the Effective Time), which policies provide such directors and officers with coverage for an aggregate period of at least seven (7) years from and after the Effective Time with respect to claims arising from facts or events that occurred on or before the Effective Time, including in respect of the Transactions. If such prepaid policies have been obtained prior to the Effective Time, the Surviving Company shall, and Parent shall cause the Surviving Company to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

(d) In the event that Parent or the Surviving Company (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then proper provision shall be made so that such continuing or surviving corporation or entity or transferee of such assets, as the case may be, shall assume the obligations set forth in this Section 6.4.

(e) The rights of each Covered Person pursuant to this Section 6.4 shall be in addition to, and not in limitation of, any other rights such Covered Person may have (including any indemnification, exculpation or advancement of expenses rights) under the Articles of Association (or similar documents of any Company Subsidiary), any Contract (including any indemnification agreements between the Company or a Company Subsidiary, on the one hand, and the officers and directors of the Company or any Company Subsidiary), or under applicable Law. The provisions of this Section 6.4 shall survive the Effective Time and shall not be terminated or modified in any manner that is adverse to the Covered Persons (and their respective successors and assigns), it being expressly agreed that the Covered Persons (including their respective successors and assigns) shall be third party beneficiaries of, and entitled to enforce, this Section 6.4. In the event of any breach by the Surviving Company or Parent of this Section 6.4, the Surviving Company shall pay all reasonable expenses, including attorneys’ fees, that may be incurred by Covered Persons in enforcing the indemnity and other obligations provided in this Section 6.4 as such fees are incurred upon the written request of such Covered Person.

Section 6.5 Takeover Statutes. The Parties shall use their respective reasonable best efforts (a) to take all action necessary so that no Takeover Statute is or becomes applicable to the Merger or any of the other Transactions and (b) if any such Takeover Statute is or becomes applicable to any of the foregoing, to take all action necessary so that the Merger and the other Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise to eliminate or minimize the effect of such Takeover Statute on the Merger and the other Transactions.

Section 6.6 Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub and the Surviving Company to perform their respective obligations under this Agreement and to consummate the Transactions, including the Merger, upon the terms and subject to the conditions set forth in this Agreement.

Section 6.7 Employee Benefits.

(a) Parent hereby agrees that for the period commencing at the Effective Time and ending twelve (12) months following the Effective Time (such period, the “Transition Period”), Parent shall, or shall cause the Surviving Company or applicable Subsidiary or affiliate of Parent to provide each employee of the Company or any Company Subsidiary who continues to be employed by Parent, the Surviving Company or any Subsidiary or affiliate of Parent as of the Effective Time, while they remain employed during the Transition Period (each, a “Continuing Employee”) with:

(i) at least the same level of annual base salary, global compensation for overtime, or hourly wage rate and health, welfare and defined contribution retirement benefits, as the case may be, that was provided to such Continuing Employee immediately prior to the Effective Time;

(ii) an annual target cash incentive amount that is no less than the annual target cash incentive amount in effect with respect to such Continuing Employee immediately prior to the Effective Time;

(iii) an annual target equity or comparable incentive opportunity (which may consist of, for example, actual stock options or equity awards, synthetic / phantom equity or other variable cash awards tied to the performance of Parent, the Surviving Company, or particular business unit thereof, or other incentive arrangements) that is no less favorable than the aggregate annual target equity incentive opportunity in effect with respect to such Continuing Employee immediately prior to the Effective Time;

(iv) the opportunity to participate in applicable health (including health savings and flexible spending accounts), welfare, and defined contribution retirement benefit plans rates of contributions to any provident fund and programs that are no less favorable to those health, welfare and defined contribution retirement benefits provided to such Continuing Employee immediately prior to the Effective Time;

(v) rate of accrual, maximum accrual and permitted use of paid vacation time or comparable paid time off under terms that are no less favorable than the terms of the Company’s policies governing such vacation or paid time off as in effect on the date of this Agreement; and

(vi) severance benefits in accordance with such Continuing Employee’s individual employment, severance, change in control or similar agreement in effect as of immediately prior to the Effective Time or in accordance with the applicable severance plan or policy or practice of the Company or Company Subsidiary employing the Continuing Employee as in effect immediately prior to the Effective Time and in accordance with applicable Law, in each case disclosed on Section 3.10(a) of the Company Disclosure Letter.

(b) Effective as of the Effective Time and thereafter, Parent shall use commercially reasonable efforts to provide or shall cause the Surviving Company to provide that periods of service with the Company or the Company Subsidiaries (including any current or former affiliate of the Company or the Company Subsidiaries or any predecessor of the Company or a Company Subsidiary) shall be credited for all purposes under all employee benefit plans maintained by Parent or an affiliate of Parent (including the Surviving Company) for the benefit of the Continuing Employees, including vacation or other paid-time-off plans or arrangements, 401(k) or other retirement plans and any severance or health or welfare plans or benefits (other than any equity compensation plans and for purposes of determining any accrued benefit under any defined benefit pension plan or as would result in a duplication of benefits for the same period of service).

(c) Effective as of the Effective Time and thereafter, Parent shall use commercially reasonable efforts to provide or shall cause the Surviving Company to, with respect to Continuing Employees who reside in the United States, (i) ensure that no eligibility waiting periods, actively-at-work requirements or pre-existing condition limitations or exclusions shall apply with respect to such Continuing Employees under the applicable health, welfare and defined contribution retirement benefits plan of Parent or any affiliate of Parent (except to the extent applicable under Company Plans immediately prior to the Effective Time), (ii) waive any and all evidence of insurability requirements with respect to such Continuing Employees to the extent such evidence of insurability requirements were not applicable to the Continuing Employees under the Company Plans immediately prior to the Effective Time, (iii) credit each such Continuing Employee with all deductible payments, out-of-pocket or other co-payments paid by such employee under the Company Plans prior to the Closing Date during the plan year in which the Closing occurs for the purpose of determining the extent to which any such employee has satisfied his or her deductible and whether he or she has reached the out-of-pocket maximum under any health benefit plan of Parent or an affiliate of Parent for such plan year and (iv) as applicable, credit each such Continuing Employee with his or her contribution balances, if any, under the health savings accounts, flexible spending accounts and dependent care spending accounts administered under Company Plans which contributions are made during the Company Plan year in which the Closing occurs.

(d) Nothing in this Agreement shall confer upon any Continuing Employee any right to continue in the employ or service of Parent, the Surviving Company or any affiliate of Parent, and nothing in this Agreement shall interfere with or restrict in any way the rights of Parent, the Surviving Company or any affiliate of Parent, which rights are hereby expressly reserved, to discharge or terminate the services of any Continuing Employee at any time for any reason whatsoever, with or without cause, subject to the terms of applicable Law. Notwithstanding any provision in this Agreement to the contrary, nothing in this Section 6.7 shall (i) be deemed or construed to be an amendment or other modification of any Company Plan or any employee benefit plan of Parent or any of its affiliates or (ii) create any third-party rights in any current or former employee or individual independent contractor of the Company or its affiliates (or any beneficiaries or dependents thereof).

Section 6.8 401(k) Plans. If requested by Parent at least ten (10) days prior to the Closing, then effective as of no later than the day immediately preceding the Closing, the Company will terminate each of the Company Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (the “Company 401(k) Plans”). If Parent requires the termination of the Company 401(k) Plans, then Parent or one of Parent’s ERISA affiliates shall maintain or cause to be maintained, for the benefit of the Continuing Employees who participated in the Company 401(k) Plans, a defined contribution plan that (i) meets the requirements of Section 401(a) of the Code, and (ii) includes a qualified cash or deferred arrangement within the meaning of Section 401(k) of the Code (such plan being referred to as the “Parent 401(k) Plan”). Parent will provide for the Parent 401(k) Plan to accept, on or after Closing, the rollover by each Continuing Employee of any “eligible rollover distribution” (within the meaning of Section 402(c)(4) of the Code) from the Company 401(k) Plans, including plan loans, in accordance with applicable Code provisions. Prior to the Effective Time, the Company shall provide Parent with evidence that such plan(s) have been terminated by providing resolutions approving such termination. The form and substance of such resolutions shall be subject to the review and approval of Parent (which approval shall not be unreasonably withheld, conditioned or delayed). The Parties shall cooperate with each other and provide each other with such information as is reasonably necessary to effect the provisions of this Section 6.8.

Section 6.9 Section 280G. Within thirty (30) days following the date of this Agreement, the Company shall provide to Parent calculations indicating whether any amounts that could be received (whether in cash, property or the vesting of property, and whether alone or in connection with any subsequent event) as a result of the transactions contemplated by this Agreement (the “Payments”) by any employee, officer or director of the Company or any Company Subsidiary who is a “disqualified individual” (as such term is defined in Treasury Regulation Section 1.280G-1), could be characterized as an “excess parachute payment” (as such term is defined in Section 280G(b)(1) of the Code).

Section 6.10 Rule 16b-3. The Company Board of Directors, or a committee of non-employee directors thereof, shall, prior to the Effective Time, take such steps as may be reasonably necessary or advisable to cause the dispositions by the Company Insiders of Company Shares (including derivative securities with respect to Company Shares) contemplated by this Agreement to be exempt from liability pursuant to Section 16(b) under the Exchange Act in accordance with Rule 16b-3 and interpretations of the SEC thereunder.

Section 6.11 Delisting. Each of the Parties agrees to cooperate with the other Parties in taking, or causing to be taken, all actions reasonably necessary to delist the Company Shares from NASDAQ and terminate its registration under the Exchange Act, provided, however, that such delisting and termination shall not be effective until after the Effective Time.

Section 6.12 Transaction Litigation. The Company shall give Parent the opportunity (at Parent’s sole cost and expense) to participate in the Company’s defense or settlement of any shareholder litigation against the Company and/or its directors or executive officers relating to this Agreement and/or the Transactions. The Company agrees that it shall not settle any litigation commenced after the date of this Agreement against the Company or its directors, executive officers or similar persons by any Company Shareholder relating to this Agreement and/or the Transactions without the prior written consent of Parent, such consent not to be unreasonably withheld, conditioned or delayed.

Section 6.13 Control of Operations. Without in any way limiting any Party’s rights or obligations under this Agreement, the Parties understand and agree that (a) nothing contained in this Agreement shall give Parent or the Company, directly or indirectly, the right to control or direct the other Party’s operations prior to the Effective Time and (b) prior to the Effective Time, each of the Company and Parent shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 6.14 Manufacturing Facility. Parent hereby acknowledges and agrees that, until December 31, 2022, (a) the manufacturing facilities of the Company currently located in the State of Israel shall continue to be located in the State of Israel with, subject to any adjustments necessary, substantially similar scope of operations as immediately prior to the Effective Time and as contemplated by the Company’s capacity expansion plan and (b) the aggregate number of employees or contractors employed or engaged by the Surviving Company and the Company Subsidiaries at such manufacturing facility shall, at all times, remain sufficient for the operations conducted at such manufacturing facility.

Section 6.15 Tax Rulings.

(a) As soon as practicable after the date of this Agreement, the Company shall instruct its Israeli counsel, advisors and/or accountants to prepare and file with the ITA an application for a ruling confirming that (i) the cancellation and exchange of the Section 102 Awards in accordance with Section 2.3(a), Section 2.3(b), Section 2.3(c), Section 2.3(d), Section 2.3(e) and conversion of the Section 102 Shares in accordance Section 2.1(a) shall not be regarded as a violation of the “requisite holding period” (as such term is defined in Section 102 of the Ordinance) so long as the respective Option Consideration, payment in respect of Cashed-Out Company RSUs and the Per Share Merger Consideration are deposited with the 102 Trustee until the end of the respective holding period and (ii) the deposit of the respective Option Consideration, payment in respect of Cashed-Out Company RSUs and the Per Share Merger Consideration with the Exchange Agent and the 102 Trustee shall not be subject to any withholding obligation and (iii) that the assumption of Company RSUs and Company PSUs which are Section 102 Awards pursuant to Section 2.3(c) and 2.3(e) shall not constitute a taxable event and that tax continuity shall apply with respect to the Assumed RSUs and Assumed PSUs (which ruling may be subject to customary conditions regularly associated with such a ruling) (the “Options Tax Ruling”). The Company shall include in the request for the Options Tax Ruling a request to exempt Parent, the Surviving Company, the Exchange Agent and their respective agents from any withholding obligation. If the Options Tax Ruling is not granted prior to the Closing or in accordance with the instructions of the ITA, the Company shall seek to obtain prior to the Closing an interim tax ruling confirming, among other things, that Parent and any Person acting on its behalf  (including the Exchange Agent) shall be exempt from Israeli withholding Tax in relation to any payments made with respect to any Company Options, Section 102 Shares, Company RSUs or Company PSUs (whether or not subject to Section 102 of the Ordinance) to the, Exchange Agent, the 102 Trustee or the Company in connection with the Merger (the “Interim Options Tax Ruling”). To the extent that prior to the Closing an Interim Options Tax Ruling shall have been obtained, then all references in this Agreement to the Options Tax Ruling shall be deemed to refer to such Interim Options Tax Ruling, until such time that a final definitive Options Tax Ruling is obtained.

(b) As soon as practicable following the date of this Agreement but in no event later than fifteen (15) Business Days after the date hereof, the Company shall instruct its Israeli counsel, advisors and accountants to prepare and file with the ITA an application for a ruling (which shall be approved by Parent prior to its submission and which approval shall not be unreasonably withheld, conditioned or delayed) that: (i) with respect to holders of Company Shares that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifying that no such obligation exists, or (B) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be implemented, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied and how to identify any such non-Israeli residents; (ii) with respect to holders of Company Shares that are Israeli residents (as defined in the Ordinance or as will be determined by the ITA) (other than the Company Shares subject to Section 102 of the Ordinance) (x) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifying that no such obligation exists, or (y) clearly instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, and in particular, with respect to the classes or categories of holders of the Company Shares from which Tax is to be withheld (if any), the rate or rates of withholding to be applied; and (iii) and with respect to holders of Company Options, Company RSUs and Company PSUs which are not Section 102 Awards, that are non-Israeli residents (as defined in the Ordinance or as will be determined by the ITA), (A) exempting Parent, the Exchange Agent, the Surviving Company and their respective agents from any obligation to withhold Israeli Tax at the source from any consideration payable or otherwise deliverable pursuant to this Agreement, including the Per Share Merger Consideration, or clarifying that no such obligation exists, or (B) instructing Parent, the Exchange Agent, the Surviving Company and their respective agents on how such withholding at the source is to be executed, the rate or rates of withholding to be applied and how to identify any such non-Israeli residents (the “Withholding Tax Ruling”).

(c) The text of the applications for, submissions relating to and the final text of the Interim Option Tax Ruling, the Option Tax Ruling and the Withholding Tax Ruling shall be subject to the prior written confirmation of Parent or its counsel, not to be unreasonably withheld, conditioned or delayed. The Company and its counsel and advisors shall not make any application to, or conduct any material negotiation with, the ITA with respect to material matters relating to the subject matter of the Options Tax Ruling and the Withholding Tax Ruling without prior coordination with Parent or its Representatives, and will enable Parent’s Representatives to participate in all discussions and meetings relating thereto. To the extent that the Parent’s representatives elect not to participate in any meeting or discussion, upon request, the Company’s Representatives shall provide a full report of the discussions held.

ARTICLE VII.

CONDITIONS TO CONSUMMATION OF THE MERGER

Section 7.1 Conditions to Each Party’s Obligations to Effect the Merger. The respective obligations of each Party to effect the Merger shall be subject to the satisfaction on or prior to the Closing Date of each of the following conditions, any and all of which may be waived in whole or in part with respect to such Party (in writing) by Parent, Merger Sub and the Company, as the case may be, to the extent permitted by applicable Law:

(a) Shareholder Approval. The Company Shareholder Approval has been obtained;

(b) No Restraints. No Governmental Authority of competent jurisdiction shall have issued an Adverse Law or Order restraining, enjoining or otherwise prohibiting the consummation of the Merger that remains in effect;

(c) Required Clearances. (i) Any applicable waiting period (or extension thereof) relating to the Merger under the HSR Act has expired or been earlier terminated, (ii) any applicable clearance or affirmative approval by SAMR has been obtained and any mandatory waiting period related thereto has expired, and (iii) any waiting period, clearance or affirmative approval of any other Specified Antitrust Authority has been obtained and any mandatory waiting period related thereto has expired; and

(d) Statutory Waiting Period. At least fifty (50) days shall have elapsed after the filing of the Merger Proposal with the Companies Registrar and at least thirty (30) days shall have elapsed after the Company Shareholder Approval has been received.

Section 7.2 Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the satisfaction or waiver (in writing) by Parent on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of the Company (i) set forth in Section 3.3(b), (c) and (d) (Capitalization) are true and correct in all respects as of immediately prior to the Effective Time with the same force and effect as if made on and as of immediately prior to the Effective Time (except to the extent expressly made as of a particular date, in which case as of such particular date) except for any inaccuracies that, individually or in the aggregate, would not result in the aggregate amount required to be paid by Parent as additional consideration in the Merger (including as a result of the assumption of Company Equity Awards or other securities convertible into Company Shares) to increase by more than $25,000,000, (ii) set forth in Section 3.1(a) (Qualification, Organization, Subsidiaries, etc.), Section 3.3(a) and (e)-(g) (Capitalization), Section 3.4 (Authority Relative to this Agreement), Section 3.20 (Brokers and Expenses), Section 3.21 (Takeover Statutes), Section 3.23 (Vote Required) and Section 3.24 (Opinion of Financial Advisors) (collectively, the “Company Specified Representations”) are, if qualified by materiality or “Company Material Adverse Effect,” true and correct in all respects, and if not qualified by materiality or “Company Material Adverse Effect,” true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except to the extent expressly made as of a particular date, in which case as of such particular date) and (iii) set forth in Article III, other than the Company Specified Representations and the representation and warranties of the Company set forth in Section 3.3(b), (c), and (d) (Capitalization), are true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of the Company set forth in this Agreement for purposes of this Section 7.2(a)(iii), all qualifications based on a “Company Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties will be disregarded (it being understood and hereby agreed that the “Company Material Adverse Effect” qualification set forth in clause (b) of Section 3.8 will not be disregarded pursuant to the terms of this proviso);

(b) Covenants. The Company has complied with or performed, in all material respects, the covenants, obligations and agreements of the Company under this Agreement to be complied with or performed by it prior to the Effective Time;

(c) Company Material Adverse Effect. No Company Material Adverse Effect solely with respect to clause (a) of the definition of the Company Material Adverse Effect has occurred since the date of this Agreement and is continuing; and

(d) Certificate. The Company has furnished Parent with a certificate, dated as of the Closing Date and signed on its behalf by the chief executive officer or chief financial officer of the Company, to the effect that the conditions set forth in Section 7.2(a), (b) and (c) are satisfied.

Section 7.3 Conditions to Obligations of the Company. The obligations of the Company to effect the Merger are also subject to the satisfaction or waiver (in writing) by the Company on or prior to the Closing Date of each of the following additional conditions:

(a) Representations and Warranties. The representations and warranties of (i) Parent and Merger Sub set forth in Section 4.1 (Corporate Organization) and Section 4.3 (Authority Relative to this Agreement) and the representations and warranties of Guarantor set forth in Section 4.3 (Authority Relative to this Agreement), are, if qualified by materiality or “Parent Material Adverse Effect,” true and correct in all respects, and if not qualified by materiality or “Parent Material Adverse Effect,” true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date (except to the extent expressly made as of a particular date, in which case as of such particular date), (ii) Parent, Merger Sub and Guarantor set forth in Section 4.8 (Sufficient Funds) are true and correct in all material respects on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date and (iii) Parent, Merger Sub and Guarantor set forth in Article IV, other than the Parent Specified Representations, are true and correct on and as of the Closing Date with the same force and effect as if made on and as of the Closing Date, except for any failure to be so true and correct which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect and except for those representations and warranties which address matters only as of a particular date (which representations shall have been true and correct as of such particular date, except for any failure to be so true and correct as of such date which has not had, and would not reasonably be expected to have, individually or in the aggregate, a Parent Material Adverse Effect); provided, however, that for purposes of determining the accuracy of the representations and warranties of Parent and Merger Sub set forth in this Agreement for purposes of this Section 7.3(a)(iii), all qualifications based on a “Parent Material Adverse Effect” and all materiality qualifications and other qualifications based on the word “material” or similar phrases contained in such representations and warranties will be disregarded;

(b) Covenants. Parent and Merger Sub have complied with or performed, in all material respects, the covenants, obligations and agreements of Parent and Merger Sub under this Agreement to be complied with or performed by them on or prior to the Closing Date; and

(c) Deliveries. Parent and Merger Sub have furnished the Company with a certificate, dated as of the Closing Date and signed on their behalf by the chief executive officers or chief financial officers of Parent and Merger Sub, to the effect that the conditions set forth in Section 7.3(a) and Section 7.3(b) are satisfied.

Section 7.4 Frustration of Closing Conditions. Neither Parent nor Merger Sub may rely on the failure of any condition set forth in Section 7.1 or Section 7.2 to be satisfied if such failure was primarily caused by the failure of Parent or Merger Sub to perform any of its respective material obligations under this Agreement. The Company may not rely on the failure of any condition set forth in Section 7.1 or Section 7.3 to be satisfied if such failure was primarily caused by its failure to perform any of its material obligations under this Agreement.

ARTICLE VIII.

TERMINATION

Section 8.1 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned (except as otherwise provided below, whether before or after receipt of the Company Shareholder Approval) as follows:

(a) by mutual written consent of Parent and the Company;

(b) by either the Company or Parent, at any time prior to the Effective Time, if a Governmental Authority of competent jurisdiction shall have issued a final and nonappealable Adverse Law or Order that remains in effect and that permanently restrains, permanently enjoins or otherwise permanently prohibits the consummation of the Merger; provided, however, that the right to terminate this Agreement under this Section 8.1(b) will not be available to any Party where failure to fulfill any obligation under this Agreement has been the principal cause of, or resulted in, such Adverse Law or Order;

(c) by Parent, at any time prior to the Effective Time, if (i) there has been a breach by the Company of its representations, warranties or covenants contained in this Agreement, such that any condition contained in Section 7.1 or Section 7.2 is not reasonably capable of being satisfied while such breach is continuing, (ii) Parent has delivered to the Company written notice of such breach and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions contained in Section 7.1 or Section 7.2 prior to the Outside Date or at least forty-five (45) days have elapsed since the date of delivery of such written notice to the Company and such breach has not been cured in all material respects; provided, however, that Parent will not be permitted to terminate this Agreement pursuant to this Section 8.1(c) if there has been any material breach by Parent or Merger Sub of its representations, warranties or covenants contained in this Agreement, and such breach has not been cured in all material respects;

(d) by the Company, at any time prior to the Effective Time, if (i) there has been a breach by Parent or Merger Sub of any of its representations, warranties or covenants contained in this Agreement, such that any condition contained in Section 7.1 or Section 7.3 is not reasonably capable of being satisfied while such breach is continuing, (ii) the Company has delivered to Parent written notice of such breach and (iii) either such breach is not capable of cure in a manner sufficient to allow satisfaction of the conditions contained in Section 7.1 or Section 7.3 prior to the Outside Date or at least forty-five (45) days have elapsed since the date of delivery of such written notice to Parent and such breach has not been cured in all material respects; provided, however, that the Company will not be permitted to terminate this Agreement pursuant to this Section 8.1(d) if there has been any material breach by the Company of its representations, warranties or covenants contained in this Agreement, and such breach has not been cured in all material respects;

(e) by either Parent or the Company, if the Effective Time shall not have occurred by 11:59 p.m., local time in Israel, on December 10, 2019 (as it may be extended pursuant to this Section 8.1(e), the “Outside Date”); provided, however, that the right to terminate this Agreement pursuant to this Section 8.1(e) will not be available to any Party whose breach of any representation, warranty, covenant or agreement set forth in this Agreement has caused, or resulted in, the Effective Time not occurring prior to the Outside Date; and provided, further, that (i) if on the Outside Date all of the conditions to Closing, other than the conditions set forth in Section 7.1(b) or Section 7.1(c), shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time), the Outside Date will automatically be extended one (1) time for an additional three (3) months, and (ii) if on the Outside Date as so extended pursuant to clause (i) of this Section 8.1(e), all of the conditions to Closing, other than the conditions set forth in Section 7.1(b) or Section 7.1(c), shall have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing, which conditions shall be capable of being satisfied at such time), the Outside Date will automatically be extended one (1) additional time by an additional three (3) months;

(f) by Parent, if, prior to receipt of the Company Shareholder Approval, (i) the Company materially and willfully breaches its obligations under Section 5.2, or (ii) the Company Board of Directors shall have effected a Company Change of Recommendation;

(g) by either the Company or Parent, if the Company Shareholder Approval is not obtained at the Company Special Meeting or at any adjournment or postponement thereof, in each case at which a vote on such approval was taken; or

(h) by the Company in order to accept a Superior Proposal in accordance with Section 5.2(f); provided that as a condition to the termination of this Agreement by the Company pursuant to this Section 8.1(h), the Company pays Parent, or causes Parent to be paid, the Company Termination Fee payable under Section 8.2(b)(i).

Section 8.2 Effect of Termination.

(a) To terminate this Agreement as provided in Section 8.1 (other than in the case of termination pursuant to Section 8.1(a)), the terminating Party shall give written notice to the other Party specifying the subsection of Section 8.1 pursuant to which such termination is made, and this Agreement will become null and void and there will be no liability on the part of Parent, Merger Sub or the Company, except that the Confidentiality Agreement, Section 6.3, this Section 8.2 and Section 9.3 through Section 9.13 will survive such termination; provided, however, that each Party will retain liability for its fraud or a willful and material breach of its representations, warranties covenants or agreements set forth in this Agreement prior to such termination and any aggrieved Party will be entitled to all rights and remedies available under applicable Law or in equity.

(b) Company Termination Fee.

(i) If the Company terminates this Agreement pursuant to Section 8.1(h), then the Company shall pay or cause to be paid to Parent prior to or substantially concurrently with, and as a condition to such termination, an amount in cash equal to $225,000,000 (the “Company Termination Fee”).

(ii) If Parent terminates this Agreement pursuant to Section 8.1(f), (provided that if either Parent or the Company terminates this Agreement pursuant to Section 8.1(g) at a time when Parent would have been entitled to terminate this Agreement pursuant to Section 8.1(f), this Agreement shall be deemed to have been terminated pursuant to Section 8.1(f) for purposes of this Section 8.2), then the Company shall pay the Company Termination Fee or cause the Company Termination Fee to be paid to Parent within five (5) Business Days after such termination.

(iii) If (A) Parent or the Company terminates this Agreement pursuant to Section 8.1(e) (in each case, solely in the event that the Company Shareholder Approval has not been obtained and provided that the Company is not entitled to the Parent Termination Fee (as defined below)), or Section 8.1(g), (B) a bona fide Competing Proposal made by a Third Party that has been publicly disclosed after the date of this Agreement and prior to the date of such termination and has not been publicly withdrawn prior to the Outside Date (in the case of a termination pursuant to Section 8.1(e)) or the date of the Company Special Meeting (in the case of a termination pursuant to Section 8.1(g)), and (C) within twelve (12) months after such termination, the Company either consummates a Competing Proposal or enters into a definitive agreement with respect to any Competing Proposal and such Competing Proposal (or any “superior proposal” permitted by the terms of such Competing Proposal) is subsequently consummated, whether or not within such twelve (12) month period, then within two (2) Business Days after the date of such consummation, the Company will pay or cause to be paid to Parent the Company Termination Fee. For purposes of this Section 8.2(b)(iii), the term “Competing Proposal” will have the meaning assigned to such term in Section 9.5, except that the references to “20%” and to “80%” will be deemed to be references to “50%”.

(iv) In the event any amount is payable by the Company pursuant to the preceding clauses (i)-(iii), such amount shall be paid by wire transfer of immediately available funds to an account designated by Parent. In no event shall the Company be obligated to pay the Company Termination Fee on more than one (1) occasion.

(v) The Company acknowledges that (A) the agreements contained in this Section 8.2 are an integral part of the Transactions and that without this Section 8.2 Parent and Merger Sub would not have entered into this Agreement and (B) the Company Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate Parent and Merger Sub in the circumstances in which the Company Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. If the Company fails to promptly pay any amount due pursuant to this Section 8.2(b), the Company shall pay to Parent all reasonable fees, costs and expenses of enforcement (including reasonable attorney’s fees as well as reasonable expenses incurred in connection with any action initiated by Parent), together with interest on the amount of the Company Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Subject to Parent’s and Merger Sub’s rights set forth in Section 9.13(b), Parent’s right to receive payment from the Company of the Company Termination Fee (under the circumstances in which it is payable) shall be the sole and exclusive remedy of the Parent Related Parties against the Company, the Company Subsidiaries or any of their respective former, current or future officers, directors, partners, shareholders, managers, members or affiliates (collectively, “Company Related Parties”) for any loss suffered as a result of the failure of the Transactions, including the Merger, to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount (if entitled under this Section 8.2(b)), none of the Company Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the Merger (except that the Company shall remain obligated for, and Parent and its affiliates may be entitled to remedies with respect to, the sections of this Agreement surviving such termination pursuant to Section 8.2(a)). For the avoidance of doubt, while Parent and Merger Sub may pursue both a grant of specific performance of the Company’s obligation to consummate the Merger in accordance with Section 9.13(b) and the payment of the Company Termination Fee under this Section 8.2(b), under no circumstances shall Parent and Merger Sub be permitted or entitled to receive both a grant of such specific performance requiring the Company to consummate the Merger and to pay the Company Termination Fee (if entitled under this Section 8.2(b)). In any circumstance where performance by the Company of its obligations under this Agreement would relieve the Company of its obligation to pay the Company Termination Fee, Parent and Merger Sub may, in their sole discretion (i) seek specific performance pursuant to Section 9.13(b), (ii) withdraw any claim for specific performance and require payment of the Company Termination Fee if entitled to payment of the Company Termination Fee under this Section 8.2(b) or (iii) if Parent and Merger Sub are unable for any reason to obtain specific performance, require payment of the Company Termination Fee if entitled to payment of the Company Termination Fee under this Section 8.2(b). For the avoidance of doubt, in no event shall the Company be required to pay the Company Termination Fee on more than one (1) occasion.

(vi) In the event that the Company reasonably determines it is required to withhold amounts on account of Israeli Taxes from or in connection with the Company Termination Fee, the Company shall notify Parent of such determination, if requested by Parent in writing, as promptly as reasonably practicable after making such determination and provide it with reasonable time (but in any event no less than twenty (20) days) to obtain a Valid Tax Certificate allowing the Company to make the payment of the Company Termination Fee with no withholding, or a reduced rate of withholding, on account of Israeli Taxes. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to Parent. In the event that Parent requests such time extension as set forth above, then all references in this Agreement to payment of the Company Termination Fee shall be deemed to provide for a deferral of the time upon which payment of the Company Termination Fee is due without such deferral limiting any rights of the Company to terminate this Agreement or in connection with such termination.

(c) Parent Termination Fee.

(i) If (A) all of the conditions set forth in Section 7.1 and Section 7.2 have been satisfied (other than those conditions that by their terms are to be satisfied at the Closing) other than the condition set forth in Section 7.1(b) with respect to a Specified Antitrust Law or the condition set forth in Section 7.1(c), and (B) this Agreement is terminated by either the Company or Parent pursuant to Section 8.1(b) or Section 8.1(e), then Parent shall pay or cause to be paid to the Company (x) if such termination was by Parent, prior to or substantially concurrently with, and as a condition to, such termination, or (y) if such termination was by the Company, within five (5) Business Days of such termination, an amount in cash equal to $350,000,000 (the “Parent Termination Fee”).

(ii) In the event any amount is payable pursuant to the preceding clause (i) such amount shall be paid by wire transfer of immediately available funds to an account designated in writing by the Company. In no event shall Parent be obligated to pay the Parent Termination Fee on more than one occasion.

(iii) Parent and Merger Sub each acknowledge that (A) the agreements contained in this Section 8.2 are an integral part of the Transactions and that without this Section 8.2 the Company would not have entered into this Agreement and (B) the Parent Termination Fee is not a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Company in the circumstances in which the Parent Termination Fee is payable for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions. If Parent fails to promptly pay any amount due pursuant to this Section 8.2(c), Parent shall pay to the Company all reasonable fees, costs and expenses of enforcement (including reasonable attorneys’ fees as well as reasonable expenses incurred in connection with any action initiated by the Company), together with interest on the amount of the Parent Termination Fee at the prime lending rate as published in The Wall Street Journal, in effect on the date such payment is required to be made. Subject to the Company’s rights set forth in Section 9.13(b), the Company’s right to receive payment from Parent of the Parent Termination Fee (under the circumstances in which it is payable) shall be the sole and exclusive remedy of the Company Related Parties against Parent, the Parent Subsidiaries or any of their respective former, current or future officers, directors, partners, stockholders, managers, members or affiliates (collectively, “Parent Related Parties”) for any loss suffered as a result of the failure of the Transactions, including the Merger, to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount (if entitled under this Section 8.2(c)), none of the Parent Related Parties shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions, including the Merger (except that Parent and Merger Sub shall remain obligated for, and the Company and its affiliates may be entitled to remedies with respect to, the sections of this Agreement surviving such termination pursuant to Section 8.2(a)). For the avoidance of doubt, while the Company may pursue both a grant of specific performance of the obligation of Parent and Merger Sub to consummate the Merger in accordance with Section 9.13(b) and the payment of the Parent Termination Fee under this Section 8.2(c), under no circumstances shall the Company be permitted or entitled to receive both a grant of such specific performance requiring Parent and Merger Sub to consummate the Merger and to pay the Parent Termination Fee (if entitled under this Section 8.2(c)). In any circumstance where performance by Parent of its obligations under this Agreement would relieve Parent of its obligation to pay the Parent Termination Fee, the Company may, in its sole discretion (i) seek specific performance pursuant to Section 9.13(b), (ii) withdraw any claim for specific performance and require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee under this Section 8.2(c) or (iii) if the Company is unable for any reason to obtain specific performance, require payment of the Parent Termination Fee if entitled to payment of the Parent Termination Fee under this Section 8.2(c). For the avoidance of doubt, in no event shall Parent be required to pay the Parent Termination Fee on more than one occasion.

ARTICLE IX.

MISCELLANEOUS

Section 9.1 Amendment and Modification; Waiver.

(a) Subject to applicable Law and except as otherwise provided in this Agreement, this Agreement may be amended, modified and supplemented, whether before or after receipt of the Company Shareholder Approval, by written agreement of the Company and Parent; provided, however, that after receipt of the Company Shareholder Approval, no amendment shall be made that by Law requires further approval by such shareholders without obtaining such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the Parties.

(b) At any time and from time to time prior to the Effective Time, either the Company, on the one hand, or Parent or Merger Sub, on the other hand, may, to the extent legally allowed and except as otherwise set forth herein, (i) extend the time for the performance of any of the obligations or other acts of Parent or Merger Sub or the Company, as applicable, (ii) waive any inaccuracies in the representations and warranties made to Parent or the Company contained herein or in any document delivered pursuant hereto, and (iii) waive compliance with any of the agreements or conditions for the benefit of Parent or Merger Sub or the Company, as applicable, contained herein. Any agreement on the part of Parent or Merger Sub or the Company to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of Parent or the Company, as applicable. Any delay in exercising any right under this Agreement shall not constitute a waiver of such right.

Section 9.2 Non-Survival of Representations and Warranties. None of the representations and warranties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement shall survive the Effective Time. None of the covenants or agreements of the Parties in this Agreement or in any schedule, instrument or other document delivered pursuant to this Agreement to the extent that it is to be performed prior to the Effective Time shall survive the Effective Time. This Section 9.2 shall not limit any covenant or agreement of the Parties which by its terms expressly contemplates performance at or after the Effective Time.

Section 9.3 Expenses. Except as otherwise expressly provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the Party incurring such Expenses.

Section 9.4 Notices. All notices, requests, demands and other communications under this Agreement shall, except to the extent expressly provided to be oral, be in writing and shall be deemed to have been duly given or made as follows: (a) if sent by registered or certified mail in the United States return receipt requested, upon receipt; (b) if sent designated for overnight delivery by nationally recognized overnight air courier (such as DHL or Federal Express), upon receipt of proof of delivery on a Business Day before 5:00 p.m. in the time zone of the receiving Party, otherwise upon the following Business Day after receipt of proof of delivery; (c) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a Business Day before 5:00 p.m. in the time zone of the receiving Party, when transmitted; (d) if sent by e-mail including by a .pdf, .tif, .gif, .jpeg or similar electronic attachment on a day other than a Business Day or after 5:00 p.m. in the time zone of the receiving Party, on the following Business Day; and (e) if otherwise actually personally delivered, when delivered, provided that such notices, requests, demands and other communications are delivered to the address set forth below, or to such other address as any Party shall provide by like notice to the other Parties:

if to the Company, to:

Mellanox Technologies, Ltd

Hakidma 26

Ofer Industrial Park

Yokneam

Israel, 2069200

Attention:	Eyal Waldman
Email:	Eyal@Mellanox.com

with a copy (which shall not constitute notice) to:

Latham & Watkins LLP

140 Scott Drive

Menlo Park, CA 94025, U.S.A

Attention:	Alan Mendelson
Josh Dubofsky
Email:	Alan.Mendelson@lw.com
Josh.Dubofsky@lw.com

and

Herzog, Fox and Neeman

Asia House

4 Weizmann Street

Tel Aviv, 6423904

Israel

Attention:	Ehud Sol, Adv.
Yuval Meidar, Adv.
Email:	sol@hfn.co.il
meidary@hfn.co.il

and

if to Guarantor, Parent or Merger Sub, to:

NVIDIA Corporation

2788 San Tomas Expressway

Santa Clara, CA 95051

Attention:	Colette M. Kress
Timothy S. Teter
Email:	ckress@nvidia.com
tteter@nvidia.com

with copies (which shall not constitute notice) to:

Jones Day

1755 Embarcadero Road

Palo Alto, CA 94303, U.S.A.

Attention:	Daniel R. Mitz
Jonn R. Beeson
Robert J. Cardone
Email:	drmitz@jonesday.com
jbeeson@jonesday.com
rcardone@jonesday.com

and

Yigal Arnon & Co.

22 Rivlin Street

Jerusalem 94263 Israel

Attention:	Barry Levenfeld, Adv.
Ben Sandler
Email:	barry@arnon.co.il
bens@arnon.co.il

Section 9.5 Certain Definitions. For the purposes of this Agreement, the term:

“102 Trustee” means the trustee appointed by the Company from time to time in accordance with the provisions of the Ordinance, and approved by the ITA, with respect to the Section 102 Shares and Section 102 Awards.

“Acceptable Confidentiality Agreement” means a confidentiality agreement that contains terms that are no less favorable in the aggregate to the Company, than those contained in the Confidentiality Agreement; provided, however, that an Acceptable Confidentiality Agreement (i) shall not be required to contain standstill provisions, (ii) shall not provide for an exclusive right to negotiate with the Company and (iii) shall not restrict the Company from complying with Section 5.2.

“Action” means any and all litigation, suits, actions, legal proceedings, audits, claims, investigations, hearings, arbitrations or mediations (including civil, criminal, administrative or appellate) by or before or otherwise involving any Governmental Authority or any arbitrator or arbitration panel.

“Adverse Law or Order” means (i) any Law shall have been enacted or promulgated by any Governmental Authority of competent jurisdiction which prohibits or makes illegal the consummation of the Merger or (ii) there shall be in effect any Order preventing the consummation of the Merger.

“Antitrust Laws” mean any antitrust, competition or trade regulation Laws that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition, including the HSR Act and the Anti-Monopoly Law of the People’s Republic of China.

“Business Days” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York, and Tel Aviv, Israel are authorized or required by applicable Law to close.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Equity Awards” means each outstanding award granted under the Company Equity Plans (including each outstanding Company Option, Company RSU and Company PSU).

“Company Equity Plans” means the Mellanox Technologies, Ltd. Third Amended and Restated Global Share Incentive Plan (2006), the Voltaire Ltd. 2007 Incentive Compensation Plan, Voltaire Ltd. Section 102 Stock Option/Stock Purchase Plan, the Global Share Incentive Assumption Plan (2010), the EZchip Semiconductor Ltd. 2003 Amended and Restated Equity Incentive Plan and the Amended and Restated EZchip Semiconductor Ltd. 2009 Equity Incentive Plan.

“Company ERISA Affiliate” means any trade or business (whether or not incorporated), which is or within the last six (6) years, has been under common control with the Company within the meaning of Section 4001(b)(1) of ERISA, or which together with the Company is, or within the last six (6) years, has been treated as a single employer for purposes of Section 414(b), (c), (m), (o) or (t) of the Code.

“Company ESPP” means the Mellanox Technologies, Ltd. Amended and Restated Employee Share Purchase Plan.

“Company Immaterial Trademark Licenses” means licenses or other rights of use granted by the Company or any Company Subsidiary in respect of Trademarks to Third Party vendors to refer to the Company as a customer and rights granted to Third Parties as part of corporate sponsorships, or other similar licenses or rights that are not material to the Company or Company Subsidiaries.

“Company Insiders” means those officers and directors of the Company who are subject to the reporting requirements of Section 16(a) of the Exchange Act.

“Company Intervening Event” means a material positive Effect on the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole: (a) that was not known to the Company Board of Directors and the material consequences of which (based on facts known to members of the Company Board of Directors as of the date of this Agreement) were not reasonably foreseeable, as of the date of this Agreement but become known to the Company Board of Directors prior to the receipt of the Company Shareholder Approval, and (b) that does not relate to any Competing Proposal; provided, however, that any Effect related to any of the following shall not constitute a Company Intervening Event: (i) the Effects arising from the announcement (whether or not authorized by the Parties, including any pre signing reports in the press or otherwise, reporting on a potential transaction among the Parties or otherwise relating to the acquisition of the Company) or pendency of this Agreement or the Transactions; and (ii) any change in the trading price or trading volume of Company Shares on NASDAQ or any change in the Company’s credit rating.

“Company Material Adverse Effect” means any Effect that, individually or in the aggregate, (a) is, or would reasonably be expected to be, materially adverse to the business, assets, properties, financial condition or results of operations of the Company and the Company Subsidiaries, taken as a whole; provided, however, that no Effects relating to the following will be deemed, either alone or in combination, to be or constitute a “Company Material Adverse Effect”

or be taken into account when determining whether a “Company Material Adverse Effect” has occurred or may, would or could occur: (i) changes in the industry in which the Company and the Company Subsidiaries operate; (ii) general economic conditions; (iii) changes in securities markets, credit markets, currency markets or other financial markets; (iv) political conditions or changes in such conditions or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism); (v) earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events; (vi) changes in Law or other legal or regulatory conditions (or the interpretation thereof) or changes in GAAP or other accounting standards (or the interpretation thereof); (vii) Effects directly arising from the announcement (whether or not authorized by the Parties, including any pre signing reports in the press or otherwise, reporting on a potential transaction among the Parties or otherwise relating to the acquisition of the Company), or pendency of this Agreement or the Transactions, including the identity of, or Effects relating to, Parent or any of its affiliates or any communication by Parent or any of its affiliates regarding plans, proposals or projections with respect to the Company, the Company Subsidiaries or their employees (including any impact on the relationship of the Company or any the Company Subsidiaries, contractual or otherwise, with its customers, suppliers, distributors, vendors, licensors, licensees, lenders, employees or partners), provided that this clause (vii) shall not apply with respect to any representation or warranty set forth in Section 3.5 that by its terms addresses the consequences of the announcement or pendency of this Agreement or the Transactions; (viii) changes in the Company’s share price or the trading volume (including suspension of trading) of the Company’s share capital, or any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from this definition); (ix) any breach, violation or non-performance of any provision of this Agreement by Parent or any of its affiliates; (x) actions or omissions required of the Company under this Agreement (other than its obligations to operate its business in the ordinary course) or taken or not taken at the request of, or with the consent of, Parent; and (xi) any claims or Actions arising from allegations of breach of fiduciary duty or violation of Law relating to this Agreement or the Transactions; except, in the case of each of clauses (i) through (vi), to the extent such Effects disproportionately affect the Company and the Company Subsidiaries, taken as a whole, in any material respect relative to other companies of comparable size in the same industries and geographies in which the Company and the Company Subsidiaries operate (in which case only the incremental disproportionate impact will be taken into account in determining whether there has been a Company Material Adverse Effect), or (b) would prevent or materially impair the Company from consummating the Merger or performing any of its material obligations under this Agreement.

“Company Owned Intellectual Property” means any Intellectual Property that is owned or purported to be owned by the Company or any of the Company Subsidiaries.

“Company Plans” means (i) all employee benefit plans (as defined in Section 3(3) of ERISA, whether or not subject to ERISA), and (ii) all employment, pension, bonus, stock option, stock purchase, restricted stock, restricted stock unit, equity-based incentive, cash-based incentive, retention incentive, compensatory change in control payment, profit sharing, vacation pay, paid time off, cafeteria plan, fringe benefit, deferred compensation, severance, salary continuation, supplemental termination pay, retiree medical or life insurance, retirement, supplemental retirement or other compensation or benefit plans, programs, agreements or arrangements, in each case, with respect to which the Company or any Company Subsidiary has or would reasonably be expected to have any liability or that are maintained by, contributed to (or required to be contributed to) or sponsored by the Company or any Company Subsidiary for the benefit of any current or former employee, director or other individual providing services to the Company or any Company Subsidiary, but excluding compensation and benefit plans, programs and arrangements sponsored or maintained by a Governmental Authority.

“Company Product Sales Agreements” means Contracts pursuant to which any Company Products are or have been directly or indirectly licensed or sold by the Company or any of the Company Subsidiaries to customers or channel partners in the ordinary course of business.

“Company Products” means all material product offerings, including all software, of the Company and each of the Company Subsidiaries (a) that are being sold, licensed, or distributed, as applicable, as of the date of this Agreement, or (b) that the Company, or any of the Company Subsidiaries, is otherwise obligated, as of the date of this Agreement, to license, distribute, support or maintain (in each case, excluding, for the avoidance of doubt, (i) those Third Party products or Open Source Materials embedded in or otherwise part of the product offering and (ii) any of the Company’s support, consulting and/or training services), in each case, that are material to the business of the Company and its Subsidiaries, taken as a whole.

“Company PSU” means a performance share unit award entitling the holder thereof to receive the value of one or more Company Shares, whether payable in cash or Company Shares, in respect of each unit subject to such award.

“Company Registered Intellectual Property” means all Company Owned Intellectual Property that is Registered Intellectual Property.

“Company RSU” means a restricted stock unit award entitling the holder thereof to receive the value of one (1) Company Share, whether payable in cash or Company Shares, in respect of each unit subject to such award.

“Company Shareholder” means a holder of Company Shares.

“Company Shareholder Approval” means the affirmative vote of the holders of at least a majority of the outstanding voting power of the Company of the approval of this Agreement, the Merger and the consummation of the Transactions at the Company Special Meeting.

“Company Special Meeting” means an extraordinary general meeting of the Company Shareholders solely for the purpose of seeking (i) the Company Shareholder Approval, (ii) any postponement or adjournment thereof, (iii) approval on a non-binding advisory basis of any “golden parachute compensation” payable to the named executive officers of the Company in connection with the Merger, (iv) approval of the purchase by the Company of the D&O Insurance in accordance with the terms of this Agreement and (v) approval of any matters set forth on Schedule 5.3.

“Competing Proposal” means any offer or proposal made by a Person or group (other than a proposal or offer by Parent or any of its Subsidiaries) at any time that contemplates, through any transaction or series of transactions (i) a merger, consolidation, business combination or similar transaction involving the Company pursuant to which the Company Shareholders immediately prior to such transaction or series of transactions would own less than 80% of any class of equity securities of the entity surviving or resulting from such transaction or series of transactions or (ii) such Person or group otherwise acquiring beneficial ownership (as defined under Section 13(d) of the Exchange Act) of at least 20% of the assets (on a consolidated basis with its Subsidiaries, as measured by fair market value as determined in good faith by the Company Board of Directors) of or equity interest (including Company Securities) in the Company (whether pursuant to a merger, consolidation or other business combination, sale of shares, sale of assets, tender offer or exchange offer or otherwise, including any single or multi-step or series of related transactions), in each case other than the Merger.

“Confidentiality Agreement” means the Confidentiality Agreement, dated October 28, 2018, between Guarantor and the Company, as amended.

“Continuing Employees” means those individuals who continue their employment with Company or its affiliates, as applicable, immediately following the Closing Date.

“Contract” means any legally binding agreement, arrangement, contract, subcontract, settlement agreement, lease, sublease, note, option, bond, mortgage, indenture, trust document, loan or credit agreement, license, sublicense, insurance policy or other legally binding commitment or undertaking of any nature.

“Copyrights” means any and all copyrights, mask work rights and all other rights with respect to works of authorship and copyrightable subject matter (including software) and any and all registrations thereof and applications therefor.

“Core Technology” means the Company’s and the Company Subsidiaries’ technology that is core to the benefits that Parent expects to receive from the Transaction, and include InfiniBand and RDMA technology.

“DOJ” means the Antitrust Division of the U.S. Department of Justice.

“Domain Names” means all Internet domain name registrations.

“Effect” means any change, effect, development, circumstance, condition, state of facts, event or occurrence.

“Environmental Laws” means any Law, including common law, relating to (i) releases or threatened releases of Hazardous Substances, (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances, (iii) pollution or protection of the indoor or outdoor environment, occupational health as it relates to exposures to Hazardous Substances or natural resources, or (iv) the European Union’s Directives on the Restriction of Hazardous Substances (RoHS) and the Waste Electrical and Electronic Equipment (WEEE).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the regulations promulgated and rulings issued thereunder.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended.

“Expenses” means all out-of-pocket expenses (including all fees and expenses of counsel, financing sources, accountants, investment bankers, experts and consultants to a Party and its affiliates) incurred by a Party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Proxy Statement, the solicitation of equityholders and equityholder approvals, any filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“Government Grant” means any grant, incentive, qualification, subsidy, award, funding, participation, exemption, status, cost sharing arrangement, reimbursement arrangement or other benefit, relief or privilege, from the government of the State of Israel or any other Governmental Authority, or judicial body thereof, any outstanding application to receive the same filed by the Company or any of the Company Subsidiaries, including, any material Tax or other incentive granted to, provided or made available to, or enjoyed by the Company or any of the Company Subsidiaries, under the Laws of the State of Israel, and further including without limitation, by or on behalf of or under the authority of the Investment Center and IIA.

“Governmental Authority” means any supranational, national, federal, state, county, municipal, local or foreign government, or other political subdivision thereof, or any arbitral body and any entity exercising executive, legislative, judicial, regulatory, taxing, administrative, prosecutorial or arbitral functions of or pertaining to government, including military forces.

“Hazardous Substances” means (i) those substances, materials, contaminants or wastes defined in or regulated as “hazardous,” “toxic,” or “radioactive,” under the following U.S. federal statutes and their state counterparts, as amended to date, and all regulations thereunder: the Hazardous Materials Transportation Act, the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, the Safe Drinking Water Act, the Atomic Energy Act, the Federal Insecticide, Fungicide and Rodenticide Act, and the Clean Air Act, (ii) petroleum and petroleum products, including crude oil and any fractions thereof, (iii) natural gas, synthetic gas and any mixtures thereof, (iv) polychlorinated biphenyls, friable asbestos and radon, and (v) any biological or chemical substance, material or waste regulated or classified as “hazardous,” “toxic,” or “radioactive” by any Governmental Authority pursuant to any Environmental Law.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

“IIA” means the Israeli Innovation Authority (previously known as the Office of Chief Scientist of the Ministry of Economy and Industry of Israel or the OCS).

“IIA Notice” means a written notice of the Company to the IIA regarding the change in ownership of the Company effected as a result of the Merger, required to be submitted to the IIA in connection with the Merger in accordance with the Israeli Encouragement of Research, Development and Technological Innovation in the Industry Law 5744-1984 and the IIA’s regulations.

“IIA Undertaking” means a completed and executed undertaking of the Parent to the IIA in the form attached hereto as Schedule 3.5(b).

“Indebtedness” means with respect to any Person, any indebtedness of such Person (excluding accrued expenses and trade payables), whether or not contingent (a) in respect of notes payable, accrued interest payable or other obligations for borrowed money, whether secured or unsecured, (b) evidenced by bonds, notes, debentures or similar instruments or letters of credit (or reimbursement agreements in respect thereof) (not including any undrawn amounts under standby letters of credit); (c) in respect of banker’s acceptances; (d) representing capital lease obligations; (e) representing the balance deferred and unpaid of the purchase price of any property or services (other than accounts payable in the ordinary course of business); or (f) representing any hedging obligations. In addition, the term “Indebtedness” includes all Indebtedness of others secured by a Lien on any asset of the specified Person (whether or not such Indebtedness is assumed by the specified Person) and, to the extent not otherwise included, the guarantee by the specified Person of any Indebtedness of any other Person.

“Intellectual Property” means any of the following or any of the rights associated with or arising out of any of the following: (a) Patents; (b) Trade Secrets; (c) Copyrights; (d) Trademarks; (e) Domain Names; and (f) any similar, corresponding or equivalent intellectual property rights to any of the foregoing anywhere in the world.

“Investment Center” means the Israeli Investment Center of the Israeli Ministry of Economy and Industry.

“Investment Center Approval” means the approval by the Investment Center regarding the change in ownership of the Company to be effected by the Merger.

“IRS” means the United States Internal Revenue Service.

“ITA” means the Israeli Tax Authority.

“knowledge of Parent” means the actual knowledge of each executive officer of Parent set forth in Schedule 1.2, in each case after reasonable inquiry by such executive officer of those other employees of Parent who are direct reports of such executive officer and who would reasonably be expected to have actual knowledge of the relevant matter based on their duties and responsibilities to Parent.

“knowledge of the Company” means the actual knowledge of each executive officer of the Company set forth in Schedule 1.1, in each case after reasonable inquiry by such executive officer of those other employees of the Company who are direct reports of such executive officer and who would reasonably be expected to have actual knowledge of the relevant matter based on their duties and responsibilities to the Company.

“Law” means any statute, code, rule, regulation, ordinance, rule of common law, or other pronouncement of any Governmental Authority having the effect of law.

“Lien” means any lien, pledge, hypothecation, mortgage, security interest, encumbrance, claim, option, right of first refusal, preemptive right, community property interest or restriction of any nature (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, or any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“NASDAQ” means the NASDAQ Global Select Market.

“Open Source Materials” refers to any software or other material that is distributed pursuant to any license identified as an open source license by the Open Source Initiative (www.opensource.org) (including but not limited to the GNU General Public License (GPL), LGPL, Mozilla Public License (MPL), BSD licenses, the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), the Sun Industry Standards License (SISL), and the Apache License).

“Order” means any injunction, judgment, decree or other order issued by a Governmental Authority of competent jurisdiction.

“Ordinance” means the Israeli Income Tax Ordinance [New Version], 1961, as amended, and the rules and regulations promulgated thereunder.

“Parent Material Adverse Effect” means any Effect on Guarantor, Parent or any of their Subsidiaries that, individually or in the aggregate (i) materially impairs the ability of Guarantor, Parent or Merger Sub to perform its obligations under this Agreement or (ii) would prevent Parent or Merger Sub from consummating the Merger.

“Parent Specified Representations” means the representations and warranties of Parent set forth in Section 4.1 (Corporate Organization), Section 4.3 (Authority Relative to this Agreement) and Section 4.8 (Sufficient Funds).

“Patents” means patents and patent applications, together with all reissuances, divisionals, continuations, continuations-in-part, revisions, renewals, extensions, and reexaminations thereof (and all foreign counterparts of any of the foregoing).

“Permitted Lien” means any Lien (i) for Taxes or assessments, charges or claims of payment of a Governmental Authority that are not yet delinquent or which are being contested in good faith, and in both cases for which accruals or reserves have been established in accordance with GAAP, (ii) which is a carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar Lien arising in the ordinary course of business which are not delinquent or which are being contested in good faith, (iii) which is disclosed on the Most Recent Company Balance Sheet or notes thereto, (iv) which would not reasonably be expected to materially impair the continued use of the applicable property for the purposes for which the property is currently being used, (v) statutory or common law Liens to secure landlords, lessors or renters under leases or rental agreements that have been made available to Parent, (vi) imposed on the underlying fee interest in leased real property, (vii) any zoning, land use, covenants, conditions and restrictions, matters that would be shown by a real property survey or similar matters affecting the Company’s real property, (viii) Liens imposed by applicable Law, (ix) Liens relating to intercompany borrowings solely among the Company and its wholly owned Subsidiaries and (x) nonexclusive licenses of Intellectual Property.

“Person” means a natural person, partnership, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, Governmental Authority or other entity or organization.

“Proxy Statement” means a proxy statement to be sent to the Company Shareholders (together with any amendments or supplements thereto) with respect to the Company Special Meeting.

“Registered Intellectual Property” means any Intellectual Property that is the subject of an application, certificate, filing or registration issued, filed with, or recorded by any Governmental Authority, including any of the following: (a) issued Patents and Patent applications; (b) Trademark registrations, renewals and applications; (c) Copyright registrations and applications; and (d) Domain Name registrations.

“Representatives” means, when used with respect to Parent, Merger Sub, the Company, or the Company Subsidiaries, the directors, officers, employees, consultants, financial advisors, accountants, legal counsel, investment bankers, lenders and other agents, advisors and representatives of Parent or the Company, as applicable, and the Company Subsidiaries.

“SEC” means the United States Securities and Exchange Commission.

“Section 102” means Section 102 of the Ordinance.

“Section 102 Award” means any Company Equity Award that was intended to be granted and taxed pursuant to Section 102(b)(2) of Section 102(b)(3) of the Ordinance.

“Section 102 Shares” means any Company Shares that were issued upon exercise or vesting of Section 102 Awards and at the Effective Time are held by the 102 Trustee.

“Securities Act” means the United States Securities Act of 1933, as amended.

“Specified Antitrust Authority” means (i) any U.S. federal or state Governmental Authority, (ii) any non-U.S. or supranational Governmental Authority listed on Schedule 1.3 to the extent such Governmental Authority’s waiting period, clearance, consent or approval is required under Antitrust Laws in connection with the Transactions and (iii) any other Governmental Authority in respect of which a Regulatory Filing is made pursuant to Section 6.2(a)(ii).

“Specified Antitrust Laws” means the Antitrust Laws of any Specified Antitrust Authority.

“Subsidiary” or “Subsidiaries” means with respect to any Person, any corporation, limited liability company, partnership or other organization, whether incorporated or unincorporated, of which (a) at least a majority of the outstanding shares of, or other equity interests, having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such Person or by any one or more of its Subsidiaries, or by such Person and one or more of its Subsidiaries or (b) with respect to a partnership, such Person or any other Subsidiary of such Person is a general partner of such partnership.

“Superior Proposal” means a bona fide written offer from a Third Party (on its most recently amended or modified terms, if amended or modified) constituting a Competing Proposal (with references to 20% and 80% being deemed to be replaced with references to 50%), which did not result from a breach of Section 5.2(a) or Section 5.2(b) and which the Company Board of Directors determines in good faith after consultation with the Company’s outside legal and financial advisors to be more favorable to the Company Shareholders from a financial point of view than the Merger, taking into account such factors as the Company Board of Directors considers in good faith to be appropriate (including the terms and conditions of such offer, the identity of the Person or group making such offer, the existence of any financing conditions, the conditionality of any financing commitments and the likelihood and timing of consummation).

“Takeover Statutes” mean any “business combination,” “control share acquisition,” “fair price,” “moratorium” or other takeover or anti-takeover statute or similar Law.

“Tax” or “Taxes” means (i) any and all taxes, levies, duties, tariffs, imposts and other similar charges and fees imposed by any Governmental Authority or any taxing authority, including, income, franchise, windfall or other profits, gross receipts, premiums, property, sales, use, net worth, capital stock, payroll, employment, social security, workers’ compensation, unemployment compensation, excise, withholding, ad valorem, stamp, transfer, value-added, gains tax and license, registration and documentation fees, severance, occupation, environmental, customs duties, disability, real property, personal property, registration, alternative or add-on minimum, or estimated tax, (ii) any interest, penalty, inflation linkage, additions to tax or additional amounts imposed with respect to the type described in clause (i), whether disputed or not and (iii) the liability for the payment of any such amounts described in clauses (i) and (ii) as a result of being a transferee of or successor to any Person or as a result of any express or implied obligation to indemnify or pay any other Person.

“Tax Return” means any report, document, return, certificate, claim for refund, election, estimated tax filing or declaration required to be filed with any Governmental Authority or any taxing authority with respect to Taxes, including any schedule or attachment thereto, and including any amendments thereof.

“Third Party” means any Person other than the Company, Parent and each of their respective affiliates (including Merger Sub) and the respective Representatives of the Company, Parent and each of their respective affiliates.

“Trade Secrets” means non-public know-how and trade secret rights and corresponding rights in confidential information and other non-public information (whether or not patentable) that derive economic value from being maintained as confidential.

“Trademarks” means all trademarks, service marks, logos, trade dress and trade names indicating the source of goods or services, and other indicia of commercial source or origin (whether registered, common law, statutory or otherwise), all registrations and applications to register the foregoing anywhere in the world and all goodwill associated therewith.

“Treasury Regulations” means the regulations in force as final or temporary that have been issued by the U.S. Department of Treasury pursuant to its authority under the Code and any successor regulations.

“Valid Tax Certificate” means a valid certificate, ruling or any other written instructions Tax withholding, issued by the ITA in form and substance reasonably satisfactory to Parent, or to the extent the Withholding Tax Ruling is obtained, the Exchange Agent (provided the Withholding Tax Ruling imposes responsibility for withholding solely on the Exchange Agent), that is applicable to the payments to be made pursuant to this Agreement stating that no withholding, or reduced rate of withholding, of Israeli Tax is required with respect to such payments or providing other instructions regarding such payments or withholding.

Section 9.6 Terms Defined Elsewhere. The following terms are defined elsewhere in this Agreement, as indicated below:

Term	Section
“102 Plan”	Section 3.15(n)
“affiliates”	Section 9.7
“Agreement”	Preamble
“Antitrust Approvals”	Section 6.2(a)
“Antitrust Counsel Only Material”	Section 6.1(b)
“Antitrust Remedies”	Section 6.2(g)
“Antitrust Restricted Material”	Section 6.1(b)
“Applicable Anticorruption Laws”	Section 3.6(b)
“Articles of Association”	Section 3.2
“Assumed PSU”	Section 2.3(d)
“Assumed RSU”	Section 2.3(c)
“Blue Sky Laws”	Section 3.5(b)
“Book-Entry Shares”	Section 2.1(a)
“Capitalization Date”	Section 3.3(b)
“Cashed-Out Company RSU”	Section 2.3(b)
“Certificate”	Section 2.1(a)
“Certificate of Merger”	Section 1.3
“Charter Documents”	Section 4.2
“Closing”	Section 1.2
“Closing Date”	Section 1.2
“Companies Registrar”	Section 1.3
“Company”	Preamble
“Company 401(k) Plans”	Section 6.8
“Company Board of Directors”	Recitals
“Company Board Recommendation”	Recitals
“Company Change of Recommendation”	Section 5.2(a)
“Company Disclosure Letter”	Article III
“Company Financial Advisors”	Section 3.24

Term	Section
“Company Intervening Event Notice”	Section 5.2(e)
“Company Material Contracts”	Section 3.17(a)
“Company Notice”	Section 5.2(f)
“Company Option”	Section 2.3(a)
“Company Owned Real Property”	Section 3.13(b)
“Company Real Property Leases”	Section 3.13(c)
“Company Related Parties”	Section 8.2(b)(v)
“Company Reports”	Section 3.7(a)
“Company Required Approvals”	Section 3.5(b)
“Company Securities”	Section 3.3(d)
“Company Shares”	Recitals
“Company Specified Representations”	Section 7.2(a)
“Company Subsidiary”	Section 3.1(b)
“Company Termination Fee”	Section 8.2(b)(i)
“Continuing Employee”	Section 6.7(a)
“Covered Persons”	Section 6.4(a)
“D&O Insurance”	Section 6.4(c)
“Effective Time”	Section 1.3
“Electronic Delivery”	Section 9.8
“Employment Practices”	Section 3.11(c)
“Environmental Permits”	Section 3.16(d)
“Exchange Agent”	Section 2.2(a)
“Exchange Fund”	Section 2.2(a)
“Exchange Ratio”	Section 2.3(c)
“Final Purchase Date”	Section 2.3(e)(ii)
“Foreign Plan”	Section 3.10(h)
“FTC”	Section 6.2(b)
“GAAP”	Section 3.7(b)
“Government Officials”	Section 3.6(c)
“Guaranteed Obligations”	Section 9.14(a)
“Guarantor”	Recitals
“Guaranty”	Section 9.14(b)
“Guaranty Law”	Section 9.14(c)
“ICA”	Section 6.2(b)
“ICL”	Recitals
“Information Agent”	Section 2.2(a)
“Interim Options Tax Ruling”	Section 6.14(a)
“Israeli Employees”	Section 3.11(b)
“Merger”	Recitals
“Merger Notice”	Section 1.3
“Merger Proposal”	Section 5.4(a)
“Merger Sub”	Preamble
“Merger Sub Board of Directors”	Recitals
“Most Recent Company Balance Sheet”	Section 3.7(c)
“Notice Date”	Section 5.3(c)

Term	Section
“Option Consideration”	Section 2.3(a)
“Options Tax Ruling”	Section 6.14(a)
“Outside Date”	Section 8.1(e)
“Parent”	Preamble
“Parent 401(k) Plan”	Section 6.8
“Parent Board of Directors”	Recitals
“Parent Related Parties”	Section 8.2(c)(iii)
“Parent Subsidiary”	Section 3.17(a)(iv)
“Parent Termination Fee”	Section 8.2(c)(i)
“Party” or “Parties”	Preamble
“Payments”	Section 6.9(a)
“Payor”	Section 2.4
“Per Share Merger Consideration”	Section 2.1(a)
“Performance Satisfied PSUs”	Section 2.3(d)
“Permits”	Section 3.6(a)
“Regulatory Filings”	Section 6.2(a)
“SAMR”	Section 6.2(b)
“Section 102 Award Consideration”	Section 2.3(f)
“SOX”	Section 3.7(a)
“Surviving Company”	Section 1.1
“Transactions”	Recitals
“Transition Period”	Section 6.7(a)
“VAT”	Section 3.15(k)
“Withholding Drop Date”	Section 2.4
“Withholding Tax Ruling”	Section 6.14(b)
“Worker”	Section 3.11(c)

Section 9.7 Interpretation. When a reference is made in this Agreement to Sections, such reference shall be to a Section of this Agreement unless otherwise indicated. Whenever the words “include”, “includes” or “including” are used in this Agreement they shall be deemed to be followed by the words “without limitation.” All references in this Agreement to “Sections,” “Annexes” and “Schedules” are intended to refer to Sections of this Agreement and Annexes and Schedules to this Agreement. The words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement. References herein to a Person are also to such Person’s successors and permitted assigns. All references in this Agreement to “$”or other monetary amounts refer to U.S. dollars. Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. As used in this Agreement, the term “affiliates” shall have the meaning set forth in Rule 12b-2 of the Exchange Act. The table of contents and headings set forth in this Agreement are for convenience of reference purposes only and shall not affect or be deemed to affect in any way the meaning or interpretation of this Agreement or any term or provision hereof. The Parties agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any Law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the Party drafting such agreement or document. Any statement in this Agreement to the effect that any information, document or other material has been “made available” or “provided” shall mean that such information, document or material was: (a) filed with the SEC and publicly available on EDGAR in unredacted form at least two (2) Business Days before the execution of this Agreement; or (b) available for review by Parent or Parent’s Representatives by 11:59 p.m. (Pacific Time) on March 9, 2019 in the “Neptune” virtual data room or “Clean-Room” virtual data room maintained by the Company with IntraLinks, Inc. in connection with the Transactions.

Section 9.8 Counterparts. This Agreement may be executed and delivered (including by e-mail of a .pdf, .tif, .jpeg or similar attachment (“Electronic Delivery”)) in two (2) or more counterparts, and by the different Parties hereto in separate counterparts, each of which when executed and delivered shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Any such counterpart, to the extent delivered using Electronic Delivery shall be treated in all manner and respects as an original executed counterpart and shall be considered to have the same binding legal effect as if it were the original signed version thereof delivered in person. No Party shall raise the use of Electronic Delivery to deliver a signature or the fact that any signature or agreement or instrument was transmitted or communicated through the use of Electronic Delivery as a defense to the formation of a contract, and each such Party forever waives any such defense, except to the extent that such defense relates to lack of authenticity.

Section 9.9 Entire Agreement; Third-Party Beneficiaries.

(a) This Agreement (including the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement among the Parties with respect to the subject matter hereof and thereof and supersede all other prior agreements (except that the Confidentiality Agreement shall be deemed amended hereby so that until the termination of this Agreement in accordance with Section 8.1, Parent and Merger Sub shall be permitted to take the actions contemplated by this Agreement) and understandings, both written and oral, among the Parties or any of them with respect to the subject matter hereof and thereof.

(b) Except (i) for the right of holders of Company Shares to receive the Per Share Merger Consideration, which shall be enforceable by such holders after the Effective Time, (ii) for the rights of the holders of Company Options, Company RSUs and Company PSUs to receive such amounts as provided for in Section 2.3, which shall be enforceable by such holders after the Effective Time, (iii) as provided in Section 6.4, and (iv) subject to Section 8.2(a), for the rights of holders of Company Shares to pursue claims for damages and other relief, including equitable relief, for Guarantor’s, Parent’s or Merger Sub’s fraud or willful and material breach of their representations, warranties, covenants or agreements set forth in this Agreement (provided, however, that the rights granted pursuant to this clause (iv) shall only be enforceable on behalf of such holders of Company Shares by the Company in its sole and absolute discretion, and in no event by such holders directly), neither this Agreement (including the Company Disclosure Letter) nor the Confidentiality Agreement are intended to confer upon any Person other than the Parties any rights or remedies hereunder.

Section 9.10 Severability. The provisions of this Agreement will be deemed severable and the invalidity or unenforceability of any provision will not affect the validity or enforceability of the other provisions hereof. If any provision of this Agreement, or the application thereof to any Person or any circumstance, is invalid or unenforceable, (a) a suitable and equitable provision will be substituted therefor in order to carry out, so far as may be valid and enforceable, the intent and purpose of such invalid or unenforceable provision and (b) the remainder of this Agreement and the application of such provision to other Persons or circumstances will not be affected by such invalidity or unenforceability, nor will such invalidity or unenforceability affect the validity or enforceability of such provision, or the application thereof, in any other jurisdiction.

Section 9.11 Governing Law; Jurisdiction.

(a) This Agreement shall be governed by, and construed in accordance with, the laws of the State of Israel, without giving effect to conflicts of laws principles (whether of the State of Israel or otherwise) that would result in the application of the Law of any other state.

(b) Each of the Parties hereto hereby irrevocably and unconditionally submits, for itself and its property, to the exclusive jurisdiction of any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel in any Action arising out of or relating to this Agreement or the agreements delivered in connection herewith or the Transactions contemplated hereby or thereby or for recognition or enforcement of any judgment relating thereto, and each of the Parties hereby irrevocably and unconditionally (i) agrees not to commence any such Action except in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, (ii) agrees that any claim in respect of any such Action may be heard and determined in any court of competent jurisdiction located in Tel Aviv-Jaffa, Israel, (iii) waives, to the fullest extent it may legally and effectively do so, any objection that it may now or hereafter have to the laying of venue of any such Action in such courts and (iv) waives, to the fullest extent permitted by Law, the defense of an inconvenient forum to the maintenance of such Action in such courts. Each of the Parties hereto (A) agrees that a final judgment in any such Action shall be conclusive and may be enforced in other jurisdictions (including the United States) by suit on the judgment or in any other manner provided by Law and (B) waives any objection to the recognition and enforcement by a court in other jurisdictions (including the United States) of any such final judgment. Each Party to this Agreement irrevocably consents to service of process inside or outside the territorial jurisdiction of the courts referred to in this Section 9.11(b) in the manner provided for notices in Section 9.4 and Guarantor, Parent and Merger Sub agree that service provided to Yigal Arnon & Co. in the manner provided for notices in Section 9.4 that is substantially concurrently provided to Guarantor, Parent or Merger Sub, as applicable, shall constitute valid service on Guarantor, Parent or Merger Sub, as applicable, in Israel. Nothing in this Agreement will affect the right of any Party to this Agreement to serve process in any other manner permitted by Law.

Section 9.12 Assignment. This Agreement shall not be assigned by any of the Parties (whether by operation of Law or otherwise) without the prior written consent of the other Parties; provided that Parent shall be permitted to assign any of its rights or obligations hereunder to any wholly owned Subsidiary of Guarantor, and Merger Sub shall be permitted to assign any of its rights or obligations hereunder to any wholly owned Subsidiary of Guarantor that is an Israeli entity, but no such assignment shall relieve Guarantor, Parent or Merger Sub of any of its obligations hereunder and provided, further, that (i) under no circumstances shall such assignment in any way prevent, impair or materially delay the consummation of the Transactions and (ii) to the extent any such assignment results in withholding taxes that exceed the amount of withholding taxes that would have been applicable but for such assignment, the Party that made such assignment shall pay additional amounts as necessary to ensure that the recipient of any payment under this Agreement receives the same amount that it would otherwise have received if no such assignment had been made, including with respect to payments pursuant to Article II and Article VIII. Subject to the preceding sentence, but without relieving any Party of any obligation hereunder, this Agreement will be binding upon, inure to the benefit of and be enforceable by the Parties and their respective successors and assigns.

Section 9.13 Enforcement; Remedies; Specific Performance.

(a) Except as otherwise expressly provided herein, any and all remedies herein expressly conferred upon a Party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by Law or equity upon such Party, and the exercise by a Party of any one remedy will not preclude the exercise of any other remedy.

(b) The Parties agree that irreparable injury will occur in the event that any of the provisions of this Agreement is not performed in accordance with its specific terms or is otherwise breached. Each Party shall be entitled to an injunction or injunctions to prevent or remedy any breaches or threatened breaches of this Agreement by any other Party, to a decree or order of specific performance to specifically enforce the terms and provisions of this Agreement and to any further equitable relief.

(c) The Parties’ rights in this Section 9.13 are an integral part of the Transactions and each Party hereby waives any objection to any remedy referred to in this Section 9.13 (including any objection on the basis that there is an adequate remedy at Law or that an award of such remedy is not an appropriate remedy for any reason at Law or equity). In the event any Party seeks any remedy referred to in this Section 9.13, such Party shall not be required to obtain, furnish, post or provide any bond or other security in connection with or as a condition to obtaining any such remedy.

Section 9.14 Guaranty.

(a) To induce the Company to enter into this Agreement, Guarantor, intending to be legally bound, hereby absolutely, irrevocably and unconditionally guarantees to the Company the full and punctual payment and performance of Parent’s and Merger Sub’s (or their respective successors or assigns) obligations under this Agreement, including any liabilities arising out of a breach thereof or non-compliance therewith (collectively, the “Guaranteed Obligations”), and agrees with the Company that if any obligation guaranteed by it is or becomes unenforceable, invalid or illegal as a result of the lack of legal capacity of Parent or Merger Sub or lack of authority of the party signing on behalf of Parent or Merger Sub, it will, as an independent and primary obligation, indemnify the Company on demand against any cost, loss or liability it incurs as a result of Parent and/or Merger Sub not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under this Agreement on the date when it would have been due.

(b) The guaranty set forth in Section 9.14(a) (the “Guaranty”) is an absolute, unconditional and continuing guarantee of the payment and performance by Parent and Merger Sub of the Guaranteed Obligations and will extend to the ultimate balance of sums payable by Parent and Merger Sub under this Agreement. Should Parent or Merger Sub default in the payment or performance of any of the Guaranteed Obligations, Guarantor’s obligations hereunder shall become immediately due and payable and the Guarantor shall discharge them promptly on demand. Claims hereunder may be made on one or more occasions. If any payment in respect of any Guaranteed Obligation is rescinded or must otherwise be returned for any reason whatsoever, including in insolvency, liquidation or administration, then Guarantor shall remain liable hereunder with respect to such Guaranteed Obligation as if such payment had not been made.

(c) Guarantor agrees that the Guaranteed Obligations shall not be released or discharged, in whole or in part, or otherwise affected by: (i) any change in the time, place or manner of payment of the Guaranteed Obligations or rescission, waiver, compromise, consolidation or other amendment or modification of any of the terms or provisions of this Agreement made in accordance with the terms of this Agreement or any agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations; (ii) the addition, substitution or release of any Person interested in the Transactions; (iii) any change in the corporate existence, structure or ownership of Parent or Merger Sub or any assignment of any rights or obligations of Parent or Merger Sub; (iv) any insolvency, bankruptcy, reorganization or other similar proceeding affecting Parent or Merger Sub or their assets; (v) the adequacy of any means the Company may have of obtaining payment related to the Guaranteed Obligations; (vi) the taking, variation, compromise, exchange, renewal or release of, or refusal or neglect to perfect, take up or enforce, any rights against, or security over assets of, Parent, Merger Sub or any other Person or any non-presentation or non-observance of any formality or other requirement in respect of any instrument or any failure to realize the full value of any security; or (vii) without prejudice to any defense that would be available to Guarantor if it had been the principal under this Agreement, or to any defense available to Parent or Merger Sub, any unenforceability, illegality or invalidity of any obligation of Parent, Merger Sub or any other Person under this Agreement or any agreement evidencing, securing or otherwise executed in connection with any of the Guaranteed Obligations. Guarantor absolutely, irrevocably and unconditionally waives: (1) promptness, diligence, notice of the acceptance of the Guaranty and of the Guaranteed Obligations, presentment, demand for payment, notice of non-performance, default, dishonor and protest, notice of the Guaranteed Obligations incurred and all other notices of any kind, all defenses that may be available by virtue of any valuation, stay, moratorium Law or other similar Law now or hereafter in effect, any right to require the marshalling of assets of Parent or Merger Sub or any other Person interested in the Transactions, and all suretyship defenses generally, defenses to the payment of the Guaranteed Obligations that are available to Parent or Merger Sub under this Agreement and defenses available to Guarantor under the Guaranty; (2) any right it may have of first requiring the Company to proceed against or enforce any other rights or security or claim payment from Parent, Merger Sub or any other Person before claiming from Guarantor under this Section 9.14; (3) all rights and defenses under sections 4(b), 5, 6, 7(b), 8, 9, 10, 11, 12, 13, 15, 16 and 17 of the Guarantee Law, 1967 (the “Guaranty Law”) and confirms that the provisions of the Guarantee Law affording such rights or defenses to a guarantor shall not apply to the guarantee granted under this Agreement; and (4) any right of set-off or counter-claims against the Company. Guarantor acknowledges that these waivers apply irrespective of any Law to the contrary and that it has received and will receive substantial direct and indirect benefits from the Transactions and that the waivers set forth in this Section 9.14 are knowingly made in contemplation of such benefits.

(d) This Guaranty may only be amended by a writing signed and delivered by Guarantor and the Company. Guarantor hereby covenants and agrees that it shall not institute, and shall cause its respective affiliates not to institute, any Action asserting that the Guaranty is illegal, invalid or unenforceable in accordance with its terms.

(e) Guarantor represents and warrants to the Company that it is not a “single guarantor” or a “protected guarantor” within the meaning of such terms under the Guarantee Law and therefore the rights and protections under Chapter B of the Guarantee Law do not apply to it.

(f) Guarantor represents and warrants to the Company as set forth in Section 4.3 (Authority Relative to this Agreement), Section 4.4 (No Conflict; Required Filings and Consents), Section 4.5 (Absence of Litigation), Section 4.7 (Ownership of Company Share Capital), Section 4.8 (Sufficient Funds) and Section 4.9 (Brokers and Expenses), in each case, mutatis mutandis, as applicable to Guarantor if any references to Parent are replaced with references to Guarantor.

(g) For purposes of Section 6.2, all references to Parent or to a party shall include Guarantor and all references to Subsidiaries of Parent shall include references to Subsidiaries of Guarantor.

(h) Nothing in this Section 9.14 shall waive any defenses, counterclaims or rights of setoff that Parent or Merger Sub may have under this Agreement or applicable Law.

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IN WITNESS WHEREOF, Guarantor, Parent, Merger Sub and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized as of the date first written above.

NVIDIA CORPORATION

By	/s/ Jen-Hsun Huang
Name: Jen-Hsun Huang
Title: President and Chief Executive Officer

NVIDIA INTERNATIONAL HOLDINGS, INC.

By	/s/ Jen-Hsun Huang
Name: Jen-Hsun Huang
Title: President and Chief Executive Officer

TEAL BARVAZ LTD.

By	/s/ Jen-Hsun Huang
Name: Jen-Hsun Huang
Title: President and Chief Executive Officer

MELLANOX TECHNOLOGIES, LTD.

By	/s/ Eyal Waldman
Name: Eyal Waldman
Title: President and Chief Executive Officer